Exhibit 99.1

Sasol Limited group 80 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited is the holding company of the Sasol group (the group) and is domiciled in the Republic of South Africa. The following principal accounting policies were applied by the group for the financial year ended 30 June 2013. Except as otherwise disclosed, these policies are consistent in all material respects with those applied in previous years. Financial reporting terms These definitions of financial reporting terms are provided to ensure clarity of meaning as certain terms may not always have the same meaning or interpretation in all countries. Group structures Associate An entity, other than a subsidiary or joint venture, in which the group, holding a material long-term interest, has significant influence, but no control or joint control, over financial and operating policies. Business unit An operation engaged in providing similar goods or services that are different to those provided by other operations. The primary business units are: South African energy cluster ¦ Sasol Mining ¦ Sasol Gas ¦ Sasol Synfuels ¦ Sasol Oil ¦ Other International energy cluster ¦ Sasol Synfuels International ¦ Sasol Petroleum International Chemical cluster ¦ Sasol Polymers ¦ Sasol Solvents ¦ Sasol Olefins & Surfactants ¦ Other chemical businesses including: ¦ Sasol Wax ¦ Sasol Nitro ¦ Merisol ¦ Sasol Infrachem Classified as ‘other businesses’ in the segment report: ¦ Sasol Technology ¦ Sasol Financing ¦ Corporate head office functions ¦ Alternative energy businesses In the notes to the financial statements, where items classified as ‘other businesses’ or ‘other chemical businesses’ are material, the amounts attributable to these businesses have been specified. Company A legal business entity registered in terms of the applicable legislation of that country. Entity Sasol Limited, a subsidiary, joint venture, associate or special purpose entity. Foreign operation An entity whose activities are based or conducted in a country or currency other than those of the reporting entity (Sasol Limited). Group The group comprises Sasol Limited, its subsidiaries and its interest in joint ventures, associates and special purpose entities. Joint venture An economic activity over which the group exercises joint control established under a contractual arrangement. Operation A component of the group: • that represents a separate major line of business or geographical area of operation; and • is distinguished separately for financial and operating purposes. Subsidiary Any entity over which the group has the power to exercise control. Special purpose entity An entity established to accomplish a narrow and well defined objective, including the facilitation of the group’s black economic empowerment transactions, and where the group receives the majority of the benefits related to the operations and net assets of the entity, is exposed to the majority of the risks incident to the entity’s activities and retains the majority of the residual or ownership risks related to the entity or its assets. accounting policies and financial reporting terms

Sasol Limited company notes to the financial statements Sasol Limited group consolidated financial statements Sasol overview 81 SASOL AFS 7 OCT – PROOF final 2 General accounting terms Acquisition date The date on which control in subsidiaries, special purpose entities, joint control in joint ventures and significant influence in associates commences. Assets under construction A non-current asset which includes expenditure capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment, other intangible assets and exploration assets. Business An integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits directly to investors or other owners, members or participants. Cash generating unit The smallest identifiable group of assets which can generate cash inflows independently from other assets or groups of assets. Commissioning date The date that an item of property, plant and equipment, whether acquired or constructed, is brought into use. Consolidated group financial statements The financial results of the group which comprise the financial results of Sasol Limited and its subsidiaries, special purpose entities, the proportionate interest in the financial results of joint ventures and its interest in associates. Construction contract A contract specifically negotiated with a third party for the construction of an asset or a combination of assets that are closely interrelated or interdependent in terms of their design, technology and function or their ultimate purpose or use. Control The ability, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. When assessing the ability to control an entity, the existence and effect of potential voting rights that are presently exercisable or convertible are taken into account. Corporate assets Assets, other than goodwill, that contribute to the future cash flows of both the cash generating unit under review as well as other cash generating units. Discontinued operation An operation that represents a major line of business or geographical area of business that, pursuant to a single plan, has either been disposed of or is classified as an operation held for sale. Discount rate The rate used for purposes of determining discounted cash flows defined as the yield on AAA credit rated bonds (for entities outside South Africa) and relevant South African Government bonds (for South African entities) that have maturity dates approximating the term of the related cash flows. This pre-tax interest rate reflects the current market assessment of the time value of money. To the extent that, in determining the cash flows, the risks specific to the asset or liability are taken into account in determining those cash flows, they are not included in determining the discount rate. Disposal date The date on which control in subsidiaries, special purpose entities, joint control in joint ventures and significant influence in associates ceases. Exploration assets Capitalised expenditure relating to the exploration for and evaluation of mineral resources (coal, oil and gas). Fair value The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial results Comprise the financial position (assets, liabilities and equity), results of operations (revenue and expenses) and cash flows of an entity and of the group. Functional currency The currency of the primary economic environment in which an entity operates. Long-term A period longer than 12 months from the reporting date. Market participants Buyers and sellers in an open market who are independent, knowledgeable and willing to exchange an asset or settle a liability in an arm’s length transaction. Mineral assets Capitalised expenditure relating to producing coal, oil and gas properties, including development costs and previously capitalised exploration assets. Other comprehensive income Comprises items of income and expense (including reclassification adjustments) that are not recognised in the income statement and includes the effect of translation of foreign operations, cash flow hedges, remeasurements of defined benefit plans, available-for-sale financial assets and changes in revaluation reserves. Presentation currency The currency in which financial results of an entity are presented.

82 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group General accounting terms Qualifying asset An asset that necessarily takes a substantial period (normally in excess of 12 months) of time to get ready for its intended use. Recoverable amount The amount that reflects the greater of the fair value less costs to sell and value in use that can be attributed to an asset as a result of its ongoing use by the entity. In determining the value in use, expected future cash flows are discounted to their present values using a discount rate. Related party Parties are considered to be related if one party directly or indirectly has the ability to control or jointly control the other party or exercise significant influence over the other party or is a member of the key management of the reporting entity (Sasol Limited). Revenue Comprises turnover, dividends received and interest received. Share-based payment A transaction in which an entity issues equity instruments, share options or incurs a liability to pay cash based on the price of the entity’s equity instruments to another party as compensation for goods received or services rendered. Significant influence The ability, directly or indirectly, to participate in, but not exercise control over, the financial and operating policy decisions of an entity so as to obtain economic benefit from its activities. Turnover Comprises revenue generated by operating activities and includes sales of products, services rendered, licence fees and royalties, net of indirect taxes, rebates and trade discounts. Remeasurement items Comprises of items of income and expense recognised in the income statement that do not relate to the normal operating activities of the reporting entity and includes the impairment of non-current assets, profit or loss on disposal of non-current assets including businesses and investments, and scrapping of assets. Financial instrument terms Available-for-sale financial asset A financial asset that has been designated as available-for-sale or a financial asset other than those classified as loans and receivables, financial assets at fair value through profit or loss, held-to-maturity investments or derivative instruments. An investment intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, is classified as a non-current available-for-sale financial asset. Cash and cash equivalents Comprise cash on hand, cash restricted for use, bank overdraft, demand deposits and other short-term highly liquid investments with a maturity period of three months or less at date of purchase. Cash flow hedge A hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction. Cash restricted for use Cash and cash equivalent balances which are not available for general use by the group, including amounts held in escrow, trust or other separate bank accounts. Derivative instrument A financial instrument: • whose value changes in response to movements in a specified interest rate, commodity price, foreign exchange rate or similar variable; • that requires minimal initial net investment; and • whose terms require or permit settlement at a future date. Effective interest rate The derived rate that discounts the expected future cash flows to the current net carrying amount of the financial asset or financial liability. Equity instrument Any financial instrument (including investments) that evidences a residual interest in the assets of an enterprise after deducting all of its liabilities. Financial asset Cash or cash equivalents, a contractual right to receive cash, an equity instrument or a contractual right to exchange a financial instrument under favourable conditions. accounting policies and financial reporting terms continued

83 Sasol Limited company notes to the financial statements Sasol Limited group consolidated financial statements Sasol overview SASOL AFS 7 OCT – PROOF final 2 Financial instrument terms Financial liability A contractual obligation to pay cash or transfer other benefits or an obligation to exchange a financial instrument under unfavourable conditions. This includes debt. Financial guarantee A contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of the debt instrument. Financial assets at fair value through profit or loss A financial asset with no fixed or determinable repayments, that the group manages based on its fair value at each reporting period. Held-to-maturity investment A financial asset with a fixed maturity and fixed or determinable future payments, that management has the positive intent and ability to hold to maturity. Such a financial asset is classified as a non-current asset, except when it has a maturity within 12 months from the reporting date, in which case it is classified as a current asset. Loans and receivables A financial asset with fixed or determinable repayments that are not quoted in an active market, other than: • a derivative instrument; • financial assets at fair value through profit or loss; or • an available-for-sale financial asset. Monetary asset An asset which will be settled in a fixed or determinable amount of money. Monetary liability A liability which will be settled in a fixed or determinable amount of money. Transaction date The date an entity commits itself to purchase or sell a financial instrument. Statement of compliance The annual financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and the Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and the South African Companies Act, 71 of 2008, as amended. The annual financial statements were approved for issue by the board of directors on 6 September 2013 and are subject to approval by the Annual General Meeting of shareholders on 22 November 2013. During the current financial year, the following new accounting standards, interpretations and amendments to published accounting standards were adopted prior to their effective dates: Standard Nature of the change Date published Impact on financial position or performance IAS 36 (Amendment), Impairment of assets: Recoverable Amount Disclosures for Non-Financial Assets Amendment 29 May 2013 No impact IAS 39 (Amendment), Financial Instruments: Recognition and Measurement: Novation of Derivatives and Continuation of Hedge Accounting Amendment 27 June 2013 No impact IFRIC 21, Levies New interpretation 20 May 2013 No impact

84 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group The following accounting standards, interpretations and amendments to published accounting standards which are relevant to Sasol but not yet effective, have not been adopted in the current year: Standard Date published Effective date* Anticipated impact on Sasol IFRS 9, Financial Instruments 12 November 2009 1 January 2015 IFRS 9 introduced new requirements for classifying and measuring financial assets. Subsequently, new requirements were published for the accounting of financial liabilities and the derecognition of financial instruments. As the scope of the standard will be further expanded to include impairment of assets and hedge accounting, we will review the effects of a comprehensive standard on financial instruments and consider adoption when appropriate. IFRS 10, Consolidated Financial Statements (as amended)^^ 12 May 2011 1 January 2013^ IFRS 10 replaces IAS 27, Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 provides a single basis for consolidation with a new definition of control. The standard is effective for annual periods beginning on or after 1 January 2013 although early adoption is permitted. The impact of IFRS 10 will result in certain of Sasol’s consolidated entities being accounted for under IAS 28, Investments in Associates and Joint Ventures, and IFRS 11, Joint Arrangements. This standard will be adopted by the group for the year ending 30 June 2014. IFRS 11, Joint Arrangements (as amended)^^ 12 May 2011 1 January 2013^ IFRS 11, Joint Arrangements replaces IAS 31, Interests in Joint Ventures and SIC-13 Jointly-controlled Entities – Non-monetary Contributions by Venturers. Under IFRS 11 a joint arrangement is classified as either a joint operation or a joint venture, and the option to proportionately consolidate joint ventures has been removed. Interests in joint ventures must be equity accounted. This standard is effective for annual periods beginning on or after 1 January 2013 although early adoption is permitted. Sasol currently consolidates its joint ventures proportionately on a line by line basis (refer note 60 for financial information on proportionately consolidated joint ventures). The application of IFRS 11 will result in certain of Sasol’s operations being classified as joint ventures and accounted for using the equity method, and no longer proportionately consolidated on a line by line basis. This standard will be adopted by the group for the year ending 30 June 2014. IFRS 12, Disclosure of Interests in Other Entities (as amended)^^ 12 May 2011 1 January 2013^ The standard requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in subsidiaries, entities that are not fully consolidated, including joint arrangements, associates and special purposes entities; and the effects of those interests on its financial position, financial performance and cash flows. The effective date for adoption of this standard is for periods commencing on or after 1 January 2013. This standard will be adopted by the group for the year ending 30 June 2014. IAS 27 (Amendment), Separate Financial Statements^^ 12 May 2011 1 January 2013^ Following the introduction of IFRS 10, Consolidated Financial Statements, this standard was also amended. The effective date for adoption of this standard is for periods commencing on or after 1 January 2013. This standard will be adopted by the group for the year ending 30 June 2014. IAS 28 (Amendment), Investments in Associates and Joint Ventures^^ 12 May 2011 1 January 2013^ Following the introduction of IFRS 11, Joint Arrangements, this standard was also amended to take into account the changes in accounting for joint arrangements whereby joint ventures are equity accounted. The effective date for adoption of this standard is for periods commencing on or after 1 January 2013. This standard will be adopted by the group for the year ending 30 June 2014. * The effective date refers to periods commencing on or after the date noted and early adoption is permitted, unless otherwise indicated. ^ Early adoption is permitted provided that the entire suite of consolidation standards is adopted at the same time. ^^ The adoption of the consolidation suite of standards is not expected to have significant impact on total assets, total liabilities, equity, earnings and earnings per share. accounting policies and financial reporting terms continued

85 Sasol Limited company notes to the financial statements Sasol Limited group consolidated financial statements Sasol overview SASOL AFS 7 OCT – PROOF final 2 Principal accounting policies Basis of preparation of financial results The financial statements are prepared using the historic cost convention except that, as set out in the accounting policies below, certain items, including derivative instruments, liabilities for cash-settled share-based payment schemes, financial assets at fair value through profit or loss and available-for-sale financial assets, are stated at fair value. The financial statements are prepared on the going concern basis. Except as otherwise disclosed, these accounting policies are consistent with those applied in previous years. These accounting policies are consistently applied throughout the group. Basis of consolidation of financial results The consolidated financial statements reflect the financial results of the group. All financial results are consolidated with similar items on a line by line basis except for investments in associates, which are included in the group’s results as set out below. Inter-company transactions, balances and unrealised gains and losses between entities are eliminated on consolidation. To the extent that a loss on a transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss of a non-current asset, that loss is charged to the income statement. In respect of associates, unrealised gains and losses are eliminated to the extent of the group’s interest in these entities. Unrealised gains and losses arising from transactions with associates are eliminated against the investment in the associate. Subsidiaries The financial results of subsidiaries are consolidated into the group’s results from acquisition date until disposal date. The existence of potential voting rights that are currently exercisable or convertible are also considered when assessing whether the group controls another entity. Special purpose entities The financial results of special purpose entities (SPE) are consolidated into the group’s results from the date that the group controls the SPE until the date that control ceases. Control is based on an evaluation of the substance of the SPE’s relationship with the group and the SPE’s risks and rewards. Joint ventures The proportionate share of the financial results of joint ventures are consolidated into the group’s results from acquisition date until disposal date. Joint ventures whose financial year ends are within three months of 30 June are included in the consolidated financial statements using their most recently audited financial results. Adjustments are made to the joint ventures’ financial results for material transactions and events in the intervening period. Associates The financial results of associates are included in the group’s results according to the equity method from acquisition date until the disposal date. Under this method, investments in associates are recognised initially at cost. Subsequent to the acquisition date, the group’s share of profits or losses of associates is charged to the income statement as equity accounted earnings and its share of movements in equity reserves is recognised as other comprehensive income. All cumulative post-acquisition movements in the equity of associates are adjusted against the cost of the investment. When the group’s share of losses in associates equals or exceeds its interest in those associates, the carrying amount of the investment is reduced to zero, and the group does not recognise further losses, unless the group has incurred a legal or constructive obligation or made payments on behalf of those associates. Goodwill relating to associates forms part of the carrying amount of those associates. The total carrying amount of each associate is evaluated annually, as a single asset, for impairment or when conditions indicate that a decline in fair value below the carrying amount is other than temporary. If impaired, the carrying amount of the group’s share of the underlying assets of associates is written down to its estimated recoverable amount in accordance with the accounting policy on impairment and charged to the income statement. A previously recognised impairment loss will be reversed, insofar as estimates change as a result of an event occurring after the impairment loss was recognised. Associates whose financial year ends are within three months of 30 June are included in the consolidated financial statements using their most recently audited financial results. Adjustments are made to the associates’ financial results for material transactions and events in the intervening period. Foreign currency translation Items included in the financial results of each entity are measured using the functional currency of that entity. The consolidated financial results are presented in rand, which is Sasol Limited’s functional and presentation currency, rounded to the nearest million. Foreign currency transactions Income and expenditure transactions are translated into the functional currency of the entity at the rate of exchange ruling at the transaction date. To the extent that transactions occur regularly throughout the year, they are translated at the average rate of exchange for the year since this approximates the actual exchange rates at which those transactions occurred. Monetary assets and liabilities are translated into the functional currency of the entity at the rate of exchange ruling at the reporting date. Foreign exchange gains and losses resulting from the translation and settlement of monetary assets and liabilities are recognised in the income statement, except when they relate to cash flow hedging activities in which case these gains and losses are recognised as other comprehensive income and are included in the cash flow hedge accounting reserve. Foreign operations The financial results of all entities that have a functional currency different from the presentation currency of their parent entity are translated into the presentation currency. Income and expenditure transactions of foreign operations are translated at

Sasol Limited group

accounting policies and financial reporting terms *continued*

the average rate of exchange for the year except for significant individual transactions which are translated at the exchange rate ruling at that date. All assets and liabilities, including fair value adjustments and goodwill arising on acquisition, are translated at the rate of exchange ruling at the reporting date. Differences arising on translation are recognised as other comprehensive income and are included in the foreign currency translation reserve.

When the settlement of a monetary item, arising from a receivable or from a payable to a foreign operation, is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from such a monetary item are considered to form part of a net investment in a foreign operation and are recognised in other comprehensive income, and are included in the foreign currency translation reserve.

On consolidation, differences arising from the translation of the net investment in a foreign operation are recognised as other comprehensive income and are included in the foreign currency translation reserve.

On disposal of all of the operation, the proportionate share of the related cumulative gains and losses previously recognised in the foreign currency translation reserve through the statement of comprehensive income are included in determining the profit or loss on disposal of that operation recognised in the income statement as part of the gain or loss on the disposal. When the group disposes of only part of its interest in a subsidiary that includes a foreign operation while retaining control, the relevant portion of the cumulative foreign currency translation reserve is reattributed to non-controlling interests. When the group disposes of only part of its investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant portion of the cumulative foreign currency translation reserve is reclassified to the income statement.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and impairment losses. Land is not depreciated.

The cost of self-constructed assets includes expenditure on materials, direct labour and an allocated proportion of project overheads. Cost also includes the estimated costs of dismantling and removing the assets and site rehabilitation costs to the extent that they relate to the construction of the asset as well as gains or losses on qualifying cash flow hedges attributable to that asset. Costs capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment are classified as part of assets under construction.

Finance expenses in respect of general borrowings are capitalised on against qualifying assets as part of assets under construction.

When plant and equipment comprises major components with different useful lives, these components are accounted for as separate items. Expenditure incurred to replace or modify a significant component of plant is capitalised and any remaining carrying amount of the component replaced is written off in the income statement. All other expenditure is charged to the income statement.

Property, plant and equipment, other than mineral assets, is depreciated to its estimated residual value on a straight-line basis over its expected useful life. Mineral assets are depreciated in accordance with the policy set out below on exploration, evaluation and development. The depreciation methods, estimated remaining useful lives and residual values are reviewed at least annually. The estimation of the useful lives of property, plant and equipment is based on historic performance as well as expectations about future use and therefore requires a significant degree of judgement to be applied by management. The following depreciation rates, based on the estimated useful lives of the respective assets, were applied:

Buildings and improvements	%	2 – 5
Retail convenience centres	%	3 – 5
Plant	%	4 – 5
Equipment	%	10 – 33
Vehicles	%	20 – 33
Mineral assets		Life of related reserve base

The carrying amount of property, plant and equipment will be derecognised on disposal or when no future economic benefits are expected from its use. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the property, plant and equipment and are recognised in the income statement.

Exploration, evaluation and development

Oil and gas The successful efforts method is used to account for natural oil and gas exploration, evaluation and development activities.

Expenditures relating to dry exploratory wells are charged to the income statement when the well is identified as being dry and the costs of carrying and retaining undeveloped properties are charged to the income statement as incurred.

Property and licence acquisition costs as well as development cost, including expenditure incurred to drill and equip development wells on proved properties, are capitalised as part of assets under construction and transferred to mineral assets in property, plant and equipment when the assets begin producing.

On completion of an exploratory well or exploratory-type stratigraphic test well, the entity will be able to determine if there are oil or gas resources. The classification of resources as proved reserves depends on whether development of the property is economically feasible and recoverable in the future, under existing economic and operating conditions, and if any major capital expenditure to develop the property as a result of sufficient quantities of additional proved reserves being identified is justifiable, approved and recoverable.

The cost of exploratory wells through which potential proved reserves may be or have been discovered, and the associated exploration costs are capitalised as exploration and evaluation assets in assets under construction. These costs remain capitalised pending the evaluation of results and the determination of whether there are proved

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87 Sasol Limited company notes to the financial statements Sasol Limited group consolidated financial statements Sasol overview SASOL AFS 7 OCT – PROOF final 2 Business combinations The acquisition method is used when a business is acquired. A business may comprise an entity, group of entities or an unincorporated operation including its operating assets and associated liabilities. On acquisition date, fair values are attributed to the identifiable assets, liabilities and contingent liabilities. A non-controlling interest at acquisition date is measured at fair value or at its proportionate interest in the fair value of the net identifiable assets of the entity acquired on a transaction by transaction basis, including that component of the non-controlling interest which has a present ownership interest. Fair values of all identifiable assets and liabilities included in the business combination are determined by reference to market values of those or similar items, where available, or by discounting expected future cash flows using the discount rate to present values. When an acquisition is achieved in stages (step acquisition), the identifiable assets and liabilities are recognised at their full fair value when control is obtained, and any adjustment to fair values related to these assets and liabilities previously held as an equity interest is recognised in the income statement. When there is a change in the interest in a subsidiary after control is obtained, that does not result in a loss in control, the difference between the fair value of the consideration transferred and the amount by which the non-controlling interest is adjusted is recognised directly in the statement of changes in equity. The consideration transferred is the fair value of the group’s contribution to the business combination in the form of assets transferred, shares issued, liabilities assumed or contingent consideration at the acquisition date. Any contingent consideration payable is recognised at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognised in the income statement. Transaction costs directly attributable to the acquisition are charged to the income statement. On acquisition date, goodwill is recognised when the consideration transferred and the recognised amount of non-controlling interests exceeds the fair value of the net identifiable assets of the entity acquired. Acquisitions of non-controlling interests are accounted for as transactions with owners in their capacity as owners and therefore no goodwill is recognised as a result of these transactions. The adjustments to non-controlling interest are based on a proportionate amount of the net assets of the subsidiary. Goodwill is tested at each reporting date for impairment. To the extent that the fair value of the net identifiable assets of the entity acquired exceeds the consideration transferred and the recognised amount of non-controlling interests, the excess, or bargain purchase gain, is recognised in the income statement on acquisition date. reserves. At each reporting date, exploration and evaluation assets are assessed for impairment. The following conditions must be met for these exploration costs to remain capitalised: • Sufficient progress is being made in assessing the oil and gas resources, including assessing the economic and operating viability with regards to developing the property. • It has been determined that sufficient oil and gas resources or reserves exist which are economically viable based on a range of technical and commercial considerations to justify the capital expenditure required for the completion of the well as a producing well, either individually or in conjunction with other wells. Progress in this regard is reassessed at each reporting date and is subject to technical, commercial and management review to ensure sufficient justification for the continued capitalisation of such qualifying exploration and evaluation expenditure as an exploration and evaluation asset as part of assets under construction. If both of the above conditions are not met or if information is obtained that raises substantial doubt about the economic or operating viability, the costs are charged to the income statement. Exploratory wells and exploratory-type stratigraphic test wells can remain suspended on the statement of financial position for several years while additional activity including studies, appraisal, drilling and/or seismic work on the potential oil and gas field is performed or while the optimum development plans and timing are established in the absence of impairment indicators. Depreciation of mineral assets on producing oil and gas properties is based on the units-of-production method calculated using estimated proved developed reserves. Depreciation of property acquisition costs, capitalised as part of mineral assets in property, plant and equipment, is based on the units-of-production method calculated using estimated proved reserves. Coal mining Coal mining exploration and evaluation expenditure is charged to the income statement until completion of a final feasibility study supporting proved and probable coal reserves. Expenditure incurred subsequent to proved and probable coal reserves being identified is capitalised as exploration assets in assets under construction. Expenditure on producing mines or development properties is capitalised when excavation or drilling is incurred to extend reserves or further delineate existing proved and probable coal reserves. All development expenditure incurred after the commencement of production is capitalised to the extent that it gives rise to probable future economic benefits. Life-of-mine coal assets are depreciated using the units-of-production method. A unit is considered to be produced once it has been removed from underground and taken to the surface, passed the bunker and has been transported by conveyor over the scale of the shaft head. The calculation is based on proved and probable reserves assigned to that specific mine (accessible reserves) or complex which benefits from the utilisation of those assets. Inaccessible reserves are excluded from the calculation. Other coal mining assets are depreciated on the straight-line method over their estimated useful lives.

88 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group The profit or loss realised on disposal or termination of an entity is calculated after taking into account the carrying amount of any related goodwill. Other intangible assets Intangible assets, other than goodwill (refer policy above on business combinations), are stated at cost less accumulated amortisation and impairment losses. These intangible assets are recognised if it is probable that future economic benefits will flow to the entity from the intangible assets and the costs of the intangible assets can be reliably measured. Intangible assets with finite useful lives are amortised on a straight-line basis over their estimated useful lives. The amortisation methods and estimated remaining useful lives are reviewed at least annually. The estimation of the useful lives of other intangible assets is based on historic performance as well as expectations about future use and therefore requires a significant degree of judgement to be applied by management. The following amortisation rates, based on the estimated useful lives of the respective assets were applied: Software % 17 – 33 Patents and trademarks % 20 Other intangible assets % 6 – 33 Intangible assets with indefinite useful lives are not amortised but are tested at each reporting date for impairment. The assessment that the estimated useful lives of these assets are indefinite is reviewed at least annually. Research and development Research expenditure relating to gaining new technical knowledge and understanding is charged to the income statement when incurred. Development expenditure relating to the production of new or substantially improved products or processes is capitalised if the costs can be measured reliably, the products or processes are technically and commercially feasible, future economic benefits are probable, and the group intends to and has sufficient resources to complete development and to use or sell the asset. All remaining development expenditure is charged to the income statement. Cost includes expenditure on materials, direct labour and an allocated proportion of project overheads. Software Purchased software and the direct costs associated with the customisation and installation thereof are capitalised. Expenditure on internally-developed software is capitalised if it meets the criteria for capitalising development expenditure. Other software development expenditure is charged to the income statement when incurred. Patents and trademarks Expenditure on purchased patents and trademarks is capitalised. Expenditure incurred to extend the term of the patents or trademarks is capitalised. All other expenditure is charged to the income statement when incurred. Emission rights Emission rights (allowances) received from a government or a government agency and expenditure incurred on purchasing allowances are capitalised as indefinite life intangible assets at the quoted market price on acquisition date and are subject to an annual impairment test. Non-current asset or disposal group held for sale A non-current asset or disposal group (a business grouping of assets and their related liabilities) is designated as held for sale when its carrying amount will be recovered principally through a sale transaction rather than through continuing use. The classification as held for sale of a non-current asset or disposal group occurs when it is available for immediate sale in its present condition and the sale is highly probable. A sale is considered highly probable if management is committed to a plan to sell the non-current asset or disposal group, an active divestiture programme has been initiated, the non-current asset or disposal group is marketed at a price reasonable to its fair value and the disposal will be completed within one year from classification. Where a disposal group held for sale will result in the loss of control or joint control of a subsidiary or joint venture, all the assets and liabilities of that subsidiary or joint venture are classified as held for sale, regardless of whether a non-controlling interest in the former subsidiary or joint venture is to be retained after the sale. Proportionate consolidation ceases from the date a joint venture is classified as held for sale. Upon classification of a non-current asset or disposal group as held for sale it is reviewed for impairment. The impairment loss charged to the income statement is the excess of the carrying amount of the non-current asset or disposal group over its expected fair value less costs to sell. No depreciation or amortisation is provided on non-current assets from the date they are classified as held for sale. In addition, equity accounting of equity-accounted investees ceases once classified as held for sale or distribution. If a non-current asset or disposal group is classified as held for sale, but the criteria for classification as held for sale are no longer met, the disclosure of such non-current asset or disposal group as held for sale is ceased. On ceasing such classification, the non-current assets are reflected at the lower of: • the carrying amount before classification as held for sale adjusted for any depreciation or amortisation that would have been recognised had the assets not been classified as held for sale; or • the recoverable amount at the date the classification as held for sale ceases. The recoverable amount is the amount at which the asset would have been recognised after the allocation of any impairment loss arising on the cash generating unit as determined in accordance with the group’s policy on impairment of non-financial assets. accounting policies and financial reporting terms continued

89 Sasol Limited company notes to the financial statements Sasol Limited group consolidated financial statements Sasol overview SASOL AFS 7 OCT – PROOF final 2 Financial assets The group classifies its financial assets into the following categories: • held-to-maturity financial assets; • loans and receivables; • available-for-sale financial assets; • financial assets at fair value through profit or loss; and • derivative instruments (set out below). The classification is dependent on the purpose for which the financial asset is acquired. Management determines the classification of its financial assets at the time of the initial recognition and re-evaluates such designation at least at each reporting date, except for those financial assets at fair value through profit or loss, where this designation is made on initial recognition and is irrevocable. Financial assets held for trading are classified at fair value through profit or loss. The group manages these investments and makes purchase and sale decisions based on their fair value. Attributable transaction costs are recognised in the income statement as incurred. Financial assets at fair value through profit or loss are stated initially at transaction date at fair value and subsequent changes therein, which takes into account any dividend or interest income, are charged to the income statement. Financial assets are recognised on transaction date when the group becomes a party to the contracts and thus obtains rights to receive economic benefits and are derecognised when these rights expire or are transferred. Financial assets, with the exception of those held at fair value through profit or loss, are stated initially on transaction date at fair value including transaction costs. Held-to-maturity financial assets and loans and receivables are subsequently stated at amortised cost using the effective interest rate method, less impairment losses. Available-for-sale financial assets are subsequently stated at fair value at the reporting date. Unrealised gains and losses arising from revaluation of available-for-sale financial assets are recognised as other comprehensive income and included in the investment fair value reserve. On disposal or impairment of available-for-sale financial assets, cumulative unrealised gains and losses previously recognised in other comprehensive income are included respectively in determining the profit or loss on disposal of, or impairment charge relating to, that financial asset, which is recognised in the income statement. The fair values of financial assets are based on quoted market prices or amounts derived using a discounted cash flow model. Fair values for unlisted equity securities are estimated using valuation techniques reflecting the specific economic circumstances of the investee which would affect the market value of those securities. Equity investments for which fair values cannot be measured reliably are recognised at cost less impairment losses. Premiums or discounts arising from the difference between the fair value of a financial asset and the amount receivable at maturity date are charged to the income statement based on the effective interest rate method. Any adjustments required to be made on reclassification are recognised in the income statement on reclassification, and included in income from continuing operations. Where the disposal group was also classified as a discontinued operation, the subsequent classification as held for use also requires that the discontinued operation be included in continuing operations. Comparative information relating to the classification as a discontinued operation is restated accordingly. Impairment of non-financial assets The group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, to determine whether there is any indication of impairment. An impairment test is performed on all goodwill, intangible assets not yet in use and intangible assets with indefinite useful lives at each reporting date. The impairment loss charged to the income statement is the excess of the carrying amount over the recoverable amount. Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger cash-generating unit to which the asset belongs. The group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the cash-generating unit to which the corporate asset belongs. For the purposes of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored internally. Impairment losses recognised in respect of a cash-generating unit are first allocated to reduce the carrying amount of the goodwill allocated to the unit and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis relative to their carrying amounts. With the exception of goodwill, a previously recognised impairment loss will be reversed insofar as estimates change as a result of an event occurring after the impairment loss was recognised. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised. A reversal of an impairment loss is recognised in the income statement. Exploration assets are tested for impairment when development of the property commences or whenever facts and circumstances indicate impairment. An impairment loss is recognised for the amount by which the exploration assets’ carrying amount exceeds their recoverable amount. For the purpose of assessing impairment, the relevant exploration assets are included in the existing cash-generating units of producing properties that are located in the same geographic region.

90 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group An assessment is performed at each reporting date to determine whether objective evidence exists that a financial asset is impaired. Objective evidence that financial instruments are impaired includes indications of a debtor or group of debtors experiencing significant financial difficulty, default or delinquency of payments, the probability of a debtor entering bankruptcy, or other observable data indicating a measurable decrease in estimated future cash flows, such as economic conditions that correlate with defaults. An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Where a financial asset has a variable interest rate, an impairment loss is calculated as the difference between the carrying amount and the present value of the estimated future cash flows discounted at the asset’s current effective interest rate. Impairment losses are charged to the income statement and are included in the allowance against loans and receivables. When a subsequent event causes the impairment loss to decrease, the impairment loss is reversed in the income statement. Loans and receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery. In the case of available-for-sale financial assets, a significant or prolonged decline in the fair value of the asset below its cost is considered an indicator of impairment. If any such evidence exists, the cumulative loss is removed as other comprehensive income from the investment fair value reserve and recognised in the income statement. Impairment losses charged to the income statement on available-for-sale financial assets are not reversed. Financial assets and liabilities are offset and the net amount presented when the group has a current legal enforceable right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously. Financial liabilities Financial liabilities are recognised on the transaction date when the group becomes a party to a contract and thus has a contractual obligation and are derecognised when these contractual obligations are discharged, cancelled or expired. Financial liabilities are stated initially on the transaction date at fair value including transaction costs. Subsequently, they are stated at amortised cost using the effective interest rate method. Financial assets and liabilities are offset and the net amount presented when the group has a current legal enforceable right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously. Derivative financial instruments and hedging activities All derivative financial instruments are initially recognised at fair value and are subsequently stated at fair value at the reporting date. Attributable transaction costs are recognised in the income statement when incurred. Resulting gains or losses on derivative instruments, excluding designated and effective hedging instruments, are recognised in the income statement. The group is exposed to market risks from changes in interest rates, foreign exchange rates and commodity prices. The group uses derivative instruments to hedge its exposure to these risks. To the extent that a derivative instrument has a maturity period of longer than one year, the fair value of these instruments will be reflected as a non-current asset or liability. The group’s criteria for a derivative instrument to be designated as a hedging instrument at the inception of the transaction require that: • the hedge transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk; • the effectiveness of the hedge can be reliably measured throughout the duration of the hedge; • there is adequate documentation of the hedging relationship at the inception of the hedge; and • for cash flow hedges, the forecast transaction that is the subject of the hedge must be highly probable. Where a derivative instrument is designated as a cash flow hedge of an asset, liability or highly probable forecast transaction that could affect the income statement, the effective part of any gain or loss arising on the derivative instrument is recognised as other comprehensive income and is classified as a cash flow hedge accounting reserve until the underlying transaction occurs. The ineffective part of any gain or loss is recognised in the income statement. If the hedging instrument no longer meets the criteria for cash flow hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is transferred from the cash flow hedge accounting reserve, as other comprehensive income, to the underlying asset or liability on the transaction date. If the forecast transaction is no longer expected to occur, then the cumulative balance in other comprehensive income is recognised immediately in the income statement as reclassification adjustments. Other cash flow hedge gains or losses are recognised in the income statement at the same time as the hedged transaction occurs. When derivative instruments, including forward exchange contracts, are entered into as fair value hedges, no hedge accounting is applied. All gains and losses on fair value hedges are recognised in the income statement. Inventories Inventories are stated at the lower of cost and net realisable value. Cost includes expenditure incurred in acquiring, manufacturing and transporting the inventory to its present location. Manufacturing costs include an allocated portion of production overheads which are directly attributable to the cost of manufacturing such inventory. The allocation is determined based on the greater of normal production capacity and actual production. The costs attributable to any inefficiencies in the production process are charged to the income statement as incurred. accounting policies and financial reporting terms continued

91 Sasol Limited company notes to the financial statements Sasol Limited group consolidated financial statements Sasol overview SASOL AFS 7 OCT – PROOF final 2 an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Debt is derecognised when the obligation in the contract is discharged, cancelled or has expired. Premiums or discounts arising from the difference between the fair value of debt raised and the amount repayable at maturity date are charged to the income statement as finance expenses based on the effective interest rate method. Leases Finance leases Leases where the group assumes substantially all the benefits and risks of ownership, are classified as finance leases. Finance leases are capitalised as property, plant and equipment at the lower of fair value or the present value of the minimum lease payments at the inception of the lease with an equivalent amount being stated as a finance lease liability as part of debt. The capitalised amount is depreciated over the shorter of the lease term and asset’s useful life unless it is reasonably certain that the group will obtain ownership by the end of the lease term. Lease payments are allocated between capital repayments and finance expenses using the effective interest rate method. Operating leases Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are charged to the income statement over the lease term on a straight-line basis unless another basis is more representative of the pattern of use. The land and the buildings elements of a lease are considered separately for the purpose of lease classification as a finance or an operating lease. Provisions A provision is recognised when the group has a present legal or constructive obligation arising from a past event that will probably be settled, and a reliable estimate of the amount can be made. Long-term provisions are determined by discounting the expected future cash flows to their present value. The increase in discounted long-term provisions as a result of the passage of time is recognised as a finance expense in the income statement. Environmental rehabilitation provisions Estimated long-term environmental provisions, comprising pollution control, rehabilitation and mine closure, are based on the group’s environmental policy taking into account current technological, environmental and regulatory requirements. The provision for rehabilitation is recognised as and when the environmental liability arises. To the extent that the obligations relate to the construction of an asset, they are capitalised as part of the cost of those assets. The effect of subsequent changes to assumptions in estimating an obligation for which the provision was recognised as part of the cost of the asset is adjusted against the asset. Any subsequent changes to an obligation which did not relate to the initial construction of a related asset are charged to the income statement. Decommissioning costs of plant and equipment The estimated present value of future decommissioning costs, taking into account current environmental and regulatory requirements, is capitalised as Cost is determined as follows: Crude oil and other raw materials First-in-first-out valuation method (FIFO) Process, maintenance and other materials Weighted average purchase price Work-in-progress Manufacturing costs incurred Manufactured products including consignment inventory Manufacturing costs according to FIFO Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses. Trade and other receivables Trade and other receivables are recognised initially at fair value and subsequently stated at amortised cost using the effective interest rate method, less impairment losses. An impairment loss is recognised when it is probable that an entity will not be able to collect all amounts due according to the original terms of the receivable. The amount of the impairment loss is charged to the income statement. Cash and cash equivalents Cash and cash equivalents are stated at carrying amount which is deemed to be fair value. Bank overdrafts are offset against cash and cash equivalents in the statement of cash flows. Cash restricted for use Cash which is subject to restrictions on its use is stated separately at carrying amount in the statement of financial position. Share capital Issued share capital is stated in the statement of changes in equity at the amount of the proceeds received less directly attributable issue costs. Share repurchase programme When Sasol Limited’s shares are repurchased by a subsidiary, the amount of consideration paid, including directly attributable costs, is recognised as a deduction from shareholders’ equity. Repurchased shares are classified as treasury shares and are disclosed as a deduction from total equity. Where such shares are subsequently reissued, any consideration received is included in the statement of changes in equity. The resultant gain or loss on the transaction is transferred to or from retained earnings. Preference shares Preference shares are classified as liabilities if they are redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are charged to the income statement as a finance expense based on the effective interest rate method. Debt Debt, which constitutes a financial liability, includes short-term and long-term debt. Debt is initially recognised at fair value, net of transaction costs incurred and is subsequently stated at amortised cost. Debt is classified as short-term unless the borrowing entity has

92 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group part of property, plant and equipment, to the extent that they relate to the construction of the asset, and the related provisions are raised. These estimates are reviewed at least annually. The effect of subsequent changes to assumptions in estimating an obligation for which the provision was recognised as part of the cost of the asset is adjusted against the asset. Any subsequent changes to an obligation which did not relate to the initial construction of a related asset are charged to the income statement. Ongoing rehabilitation expenditure Such expenditure is charged to the income statement. Employee benefits Employee benefits Remuneration of employees is charged to the income statement. Short-term employee benefits are those that are expected to be settled completely within 12 months after the end of the reporting period in which the services have been rendered. Short-term employee benefit obligations are measured on an undiscounted basis and are charged to the income statement as the related service is provided. Long-term employee benefits are those benefits that are expected to be settled more than 12 months after the end of the reporting period, in which the services have been rendered and are discounted to their present value. An accrual is recognised for accumulated leave, incentive bonuses and other employee benefits when the group has a present legal or constructive obligation as a result of past service provided by the employee, and a reliable estimate of the amount can be made. Pension benefits The group operates or contributes to defined contribution pension plans and defined benefit pension plans for its employees in certain of the countries in which it operates. These plans are generally funded through payments to trustee-administered funds as determined by annual actuarial calculations. Defined contribution pension plans Such plans are plans under which the group pays fixed contributions into a separate legal entity and has no legal or constructive obligation to pay further amounts. Contributions to defined contribution pension plans are charged to the income statement as an employee expense in the period in which related services are rendered by the employee. Contributions that are expected to be wholly settled more than 12 months after the end of the reporting period, in which the employee renders the service, are discounted to their present value. Defined benefit pension plans The group’s net obligation in respect of defined benefit pension plans is actuarially calculated separately for each plan by deducting the fair value of plan assets from the gross obligation for post-retirement benefits. The gross obligation is determined by estimating the future benefit attributable to employees in return for services rendered to date. This future benefit is discounted to determine its present value, using discount rates based on government bonds, that have maturity dates approximating the terms of the group’s obligations and which are denominated in the currency in which the benefits are expected to be paid. Independent actuaries perform this calculation annually using the projected unit credit method. Past service costs are charged to the income statement at the earlier of the following dates: • when the plan amendment or curtailment occurs; and • when the group recognises related restructuring costs or termination benefits. Actuarial gains and losses arising from experience adjustments and changes to actuarial assumptions, the return on plan assets (excluding amounts included in net interest on the defined benefit liability (asset)) and any changes in the effect of the asset ceiling (excluding amounts included in net interest on the defined benefit liability (asset)) are recognised in other comprehensive income in the period in which they arise. Where the plan assets exceed the gross obligation, the asset recognised is limited to the lower of the surplus in the defined benefit plan and the asset ceiling determined using a discount rate, representing the present value of any future refunds from the plan or reductions in future contributions to the plan. Surpluses and deficits in the various plans are not offset. Defined benefit post-retirement healthcare benefits The group provides post-retirement healthcare benefits to certain of its retirees. The entitlement of these benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued on a systematic basis over the expected remaining period of employment, using the accounting methodology described in respect of defined benefit pension plans above. Independent actuaries perform the calculation of this obligation annually. Share-based payments The group has equity-settled and cash-settled share-based compensation plans. The equity-settled schemes allow certain employees the option to acquire ordinary shares in Sasol Limited over a prescribed period. Such equity-settled share-based payments are measured at fair value at the date of the grant. The fair value determined at the grant date of the equity-settled share-based payments is charged as employee costs, with a corresponding increase in equity, on a straight-line basis over the period that the employees become unconditionally entitled to the options, based on management’s estimate of the shares that will vest and adjusted for the effect of non market-based vesting conditions. These share options are not subsequently revalued. The cash-settled schemes allow certain senior employees the right to participate in the performance of the Sasol Limited share price, in return for services rendered, through the payment of cash incentives which are based on the market price of the Sasol Limited share. These rights are recognised as a liability at fair value, at each reporting date, in the statement of financial position until the date of settlement. The fair value of these rights is determined at each reporting date and the unrecognised cost is amortised to the income statement as employee costs over the period that the employees provide services to the company. Fair value is measured using the Black-Scholes, Binomial tree and Monte-Carlo option pricing models where applicable. The expected life used in the models has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise accounting policies and financial reporting terms continued

93 Sasol Limited company notes to the financial statements Sasol Limited group consolidated financial statements Sasol overview SASOL AFS 7 OCT – PROOF final 2 nor taxable profit is affected on acquisition; and • investments in subsidiaries to the extent they will probably not reverse in the foreseeable future. The provision for deferred tax is calculated using enacted or substantively enacted tax rates at the reporting date that are expected to apply when the asset is realised or liability settled. A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be realised. The provision of deferred tax assets and liabilities reflects the tax consequences that would follow from the expected recovery or settlement of the carrying amount of its assets and liabilities. Deferred tax assets and liabilities are offset when the related income taxes are levied by the same taxation authority, there is a legally enforceable right to offset and there is an intention to settle the balances on a net basis. Dividend withholding tax Dividend withholding tax is payable at a rate of 15% on dividends distributed to shareholders. This tax is not attributable to the company paying the dividend but is collected by the company and paid to the tax authorities on behalf of the shareholder. On receipt of a dividend, the dividend withholding tax is recognised as part of the current tax charge in the income statement in the period in which the dividend is received. Trade and other payables Trade and other payables are initially recognised at fair value and subsequently stated at amortised cost. Revenue Revenue is recognised at the fair value of the consideration received or receivable net of indirect taxes, rebates and trade discounts and consists primarily of the sale of products, services rendered, licence fees, royalties, dividends received and interest received. Revenue is recognised when the following criteria are met: • evidence of an arrangement exists; • delivery has occurred or services have been rendered and the significant risks and rewards of ownership have been transferred to the purchaser; • transaction costs can be reliably measured; • the selling price is fixed or determinable; and • collectability is reasonably assured. The timing of revenue recognition is as follows. Revenue from: • the sale of products is recognised when the group no longer retains continuing managerial involvement associated with ownership or effective control; • services rendered is based on the stage of completion of the transaction, based on the proportion that costs incurred to date bear to the total cost of the project; • licence fees and royalties is recognised on an accrual basis; • dividends received is recognised when the right to receive payment is established; and • interest received is recognised on a time proportion basis using the effective interest rate method. restrictions and behavioural considerations such as volatility, dividend yield and the vesting period. The fair value takes into account the terms and conditions on which these incentives are granted and the extent to which the employees have rendered service to the reporting date. Termination benefits Termination benefits are recognised as a liability when the group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. In the case of an offer to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits that are expected to be wholly settled more than 12 months after the end of the reporting period are discounted to their present value. Deferred income Incentives received are recognised on a systematic basis in the income statement over the periods necessary to match them with the related costs which they are intended to compensate. Incentives related to non-current assets are stated on the statement of financial position as deferred income and are charged to the income statement on a basis representative of the pattern of use of the asset to which the incentive relates. Revenue received prior to delivery occurring or the service being rendered is stated on the statement of financial position as deferred income and is recognised in the income statement when the revenue recognition criteria, detailed below, are met. Black economic empowerment (BEE) transactions To the extent that an entity grants shares or share options in a BEE transaction and the fair value of the cash and other assets received is less than the fair value of the shares or share options granted, such difference is charged to the income statement in the period in which the transaction becomes effective. Where the BEE transaction includes service conditions the difference will be charged to the income statement over the period of these service conditions. A restriction on the transfer of the shares or share options is taken into account in determining the fair value of the share or share option. Taxation The income tax charge is determined based on net income before tax for the year and includes deferred tax and dividend withholding tax. Current tax The current tax charge is the calculated tax payable on the taxable income for the year using enacted or substantively enacted tax rates and any adjustments to tax payable in respect of prior years. Deferred tax Deferred tax is provided for using the liability method, on all temporary differences between the carrying amount of assets and liabilities for accounting purposes and the amounts used for tax purposes and on any tax losses. No deferred tax is provided on temporary differences relating to: • the initial recognition of goodwill; • the initial recognition (other than in a business combination) of an asset or liability to the extent that neither accounting

94 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group The group enters into exchange agreements with the same counterparties for the purchase and sale of inventory that are entered into in contemplation of one another. When the items exchanged are similar in nature, these transactions are combined and accounted for as a single exchange transaction. The exchange is recognised at the carrying amount of the inventory transferred. Further descriptions of the recognition of revenue for the various reporting segments are included under the accounting policy on segmental reporting. Construction contracts When the outcome of a construction contract can be estimated reliably, contract revenue and contract costs associated with that construction contract are recognised as revenue and expenses, respectively, by reference to the stage of completion of the contract activity at the reporting date. The stage of completion is generally based on physical progress, man-hours or costs incurred, based on the appropriate method for the type of contract. To the extent that the outcome of a construction contract cannot be reliably measured, revenue is recognised only to the extent that contract costs incurred are likely to be recovered. Any expected loss on a construction contract is charged immediately to the income statement. Contract costs relating to future activity on a contract are recognised as an asset provided it is likely that they will be recovered. Finance expenses Finance expenses are capitalised against qualifying assets as part of property, plant and equipment. Such finance expenses are capitalised over the period during which the qualifying asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the qualifying asset is substantially complete. Further finance expenses are charged to the income statement. Where funds are borrowed specifically for the purpose of acquiring or constructing a qualifying asset, the amount of finance expenses eligible for capitalisation on that asset is the actual finance expenses incurred on the borrowing during the period less any investment income on the temporary investment of those borrowings. Where funds are made available from general borrowings and used for the purpose of acquiring or constructing qualifying assets, the amount of finance expenses eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on these assets. The capitalisation rate is the weighted average of the interest rates applicable to the borrowings of the group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining qualifying assets. The amount of finance expenses capitalised will not exceed the amount of borrowing costs incurred. Dividends payable Dividends payable and the related taxation thereon are recognised as a liability in the period in which they are declared. Segment information Reporting segments The group has nine main reportable segments that comprise the structure used by the group executive committee (GEC) to make key operating decisions and assess performance. The group’s reportable segments are operating segments that are differentiated by the activities that each undertakes and the products they manufacture and market (referred to as business segments). Each business utilises different technology, manufacturing and marketing strategies. The group evaluates the performance of its reportable segments based on operating profit after remeasurement items. The group accounts for inter-segment sales and transfers as if the sales and transfers were entered into under the same terms and conditions as would have been entered into in a market related transaction. The financial information of the group’s reportable segments is reported to the GEC for purposes of making decisions about allocating resources to the segment and assessing its performance. The group has formed significant joint ventures to promote Sasol technology and products internationally. The group is promoting and marketing its gas-to-liquids (GTL) technology for converting remote or flared natural gas into new-generation, low-emission GTL diesel, GTL naphtha and other products. It is envisaged that Sasol Synfuels International (SSI) through the recent development of the GTL plants in Qatar and Nigeria will contribute to the growing of a global GTL business in the future. Whilst Sasol Petroleum International (SPI), like SSI, does not meet the quantitative criteria for disclosure as a separate segment, it is expected to become a significant contributor to the group’s performance in future years as the upstream supplier of resources for the group’s GTL activities. Consequently, the GEC has chosen to include SSI and SPI as reportable operating segments even though SSI and SPI do not meet any of the quantitative thresholds as the GEC believes that such information would be useful to the users of the financial statements. South African energy cluster Sasol Mining Sasol Mining’s activities include the mining and supply of coal to other segments including Sasol Synfuels, other entities and to third parties. Sasol Mining sells coal under both long-term and short-term contracts at a price determinable from the agreements. Turnover is recognised upon delivery of the coal to the customer, which, in accordance with the related contract terms is the point at which the title and risks and rewards of ownership pass to the customer, prices are fixed or determinable and collectability is reasonably assured. accounting policies and financial reporting terms continued

95 Sasol Limited company notes to the financial statements Sasol Limited group consolidated financial statements Sasol overview SASOL AFS 7 OCT – PROOF final 2 Sasol Oil Sasol Oil is responsible for the group’s crude oil refining activities and for blending and marketing of all liquid fuels and lubricants. Sasol Oil sells liquid fuel products under both short-term and long-term agreements for both retail sales and commercial sales including sales to other oil companies. The prices are regulated and fixed by South African law for retail sales, and the prices are fixed and determinable according to the specific contract with periodic price adjustments for commercial sales and sales to other oil companies. Laboratory tests of the fuel specifications and content are performed prior to delivery. Turnover is recognised under the following arrangements: • Commercial sales transactions and sales to other oil companies: when product is delivered to the customer site, which is the point where the risks and rewards of ownership and title of the product transfer to the customer, and collectability is reasonably assured. • Dealer-owned supply agreements and franchise agreements: upon delivery of the product to the customer, which is the point where the risks and rewards of ownership of the product transfer to the customer. Title under these contracts is retained to enable recovery of the goods in the event of customer default on payment. The title to the good does not enable the group to dispose of the product or rescind the transaction, and cannot prevent the customer from selling the product. Turnover for the supply of fuel is based on measurement through a flow-meter into customers’ tanks. Shipping and handling costs are included in turnover when billed to customers in conjunction with the sale of a product. The related costs of sales are recognised in the same period as the turnover. Other This segment consist of costs related to the pre-feasibility study for the potential expansion of our synthetic fuels capacity in South Africa known as Project Mafutha. International energy cluster Sasol Synfuels International (SSI) SSI is responsible for developing, implementing and managing international business ventures based on Sasol’s proprietary technology. SSI’s primary focus is on securing opportunities to advance Sasol’s GTL ambitions. SSI is progressing GTL projects in the United States, Uzbekistan and Nigeria and have achieved stable operations at ORYX GTL in Qatar. Turnover is derived from the sale of goods produced by the operating facilities and is recognised when, in accordance with the related contract terms, the title and risks and rewards of ownership pass to the customer, prices are fixed or determinable and collectability is reasonably assured. Shipping and handling costs are included in turnover when billed to customers in conjunction with the sale of the products. Turnover is also derived from the rendering of engineering services to external partners in joint ventures upon the proof of completion of the service. The date of delivery related to Sasol Mining is determined in accordance with the contractual agreements entered into with customers which are briefly summarised as follows: Delivery terms Title and risks and rewards of ownership pass to the customer Free on Board (FOB) When the coal is loaded onto the vessel at Richards Bay Coal Terminal – customer is responsible for shipping and handling costs. Free on Barge (Amsterdam) When the coal is loaded from Overslag Bedrijf Amsterdam stockpile onto the customer vessel – seller is responsible for shipping and handling costs, these are however recovered from the customer. Cost Insurance Freight (CIF) and Cost Freight Railage (CFR) When the coal is loaded into the vessel – seller is responsible for shipping and handling costs which are included in the selling price. The related costs of sales are recognised in the same period as the supply of the coal and include any shipping and handling costs incurred. All inter-segment sales are conducted at market related prices. Sasol Gas Sasol Gas’ activities include the marketing of clean-burning pipeline gas sourced from Sasol Synfuels and natural gas from the Mozambican gas fields. Sasol Gas sells gas under long-term contracts at a price determinable from the supply agreements. Turnover is recognised at the intake flange of the customer where it is metered, which is the point at which the title and risks and rewards of ownership passes to the customer, and where prices are determinable and collectability is reasonably assured. Gas analysis and tests of the specifications and content are performed prior to delivery. Transportation and handling costs are included in turnover when billed to customers in conjunction with the sale of a product. The related costs of sales are recognised in the same period as the turnover. Sasol Synfuels Sasol Synfuels’ activities include the production, using natural gas, from Sasol Gas, and synthesis gas derived from coal, supplied by Sasol Mining, using in-house technology to convert this into a wide range of liquid fuels intermediates and petrochemicals. Sasol Synfuels also provides chemical feedstock to, amongst others Sasol Polymers and Sasol Solvents. Sasol Synfuels sells synthetic fuels, chemical feedstock and industrial pipeline gas under contracts at prices determinable from the agreements. Turnover is recognised for the liquid fuel intermediates and petrochemicals when the title and risks and rewards of ownership pass to the customer, which is when the product has passed over the appropriate weigh bridge or flow-meter, prices are fixed or determinable and collectability is reasonably assured.

Sasol Limited group 96 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 accounting policies and financial reporting terms continued Sasol Petroleum International (SPI) SPI develops and manages upstream natural oil and gas interests in West and Southern Africa, Canada and Australia. SPI pursues upstream opportunities for the exploration, appraisal, development and production of gas resources to supply feedstock to existing or potential future downstream plants or other markets. SPI sells natural oil and gas to internal customers, under fixed contracts at prices determinable from the agreements, and on the open market. Chemical cluster Sasol Polymers Sasol Polymers focuses on the production of monomers, polypropylene, polyethylene, vinyls and other chemical products through its respective businesses. Sasol Solvents Sasol Solvents primarily manufactures and markets globally a range of oxygenated solvents, co-monomers and chemical intermediates to various industries. Sasol Olefins & Surfactants Sasol Olefins & Surfactants manufactures and markets globally a diverse range of surfactants, surfactant intermediates, alcohols, monomers and inorganic speciality chemicals. Other chemical businesses Other chemical businesses include Sasol Wax (production and marketing of wax and wax related products), Sasol Nitro (production and marketing of ammonia and ammonia derivative products), Merisol (manufacturing and marketing of phenolics and cresylics) and Sasol Infrachem (manufacturing of synthesis gas). The businesses in the chemical cluster sell much the majority of their products under contracts at prices determinable from such agreements. Turnover is recognised upon delivery to the customer which in accordance with the related contract terms, is the point at which the title and risks and rewards of ownership transfer to the customer, prices are determinable and collectability is reasonably assured. Turnover on consignment sales is recognised on consumption by the customer, when title and the risks and rewards of ownership pass to the customer, prices are determinable and collectability is reasonably assured. Product quality is safeguarded through quality assurance programmes. The date of delivery related to the above Chemical cluster is determined in accordance with the contractual agreements entered into with customers which are briefly summarised as follows: Delivery terms Title and risks and rewards of ownership pass to the customer Ex-tank sales When products are loaded into the customer’s vehicle or unloaded from the seller’s storage tanks. Ex works (EXW) When products are loaded into the customer’s vehicle or unloaded at the seller’s premises. Carriage Paid To (CPT) On delivery of products to a specified location (main carriage is paid for by the seller). Free on Board (FOB) When products are loaded into the transport vehicle – customer is responsible for shipping and handling costs. Cost Insurance Freight (CIF) and Cost Freight Railage (CFR) When products are loaded into the transport vehicle – seller is responsible for shipping and handling costs which are included in the selling price. Proof of Delivery (POD) When products are delivered to and signed for by the customer. Consignment Sales As and when products are consumed by the customer. Other businesses Other businesses include the group’s treasury, research and development activities and central administration activities as well as alternative energy activities. Convenience translation from rand to US dollars The presentation currency of the group is rand. Supplementary US dollar information is provided for convenience only. The conversion to US dollars is performed as follows: • assets and liabilities are translated at the closing rate of exchange on the reporting date; • income and expenses are translated at average rates of exchange for the years presented; • shareholders’ equity, other than attributable earnings for the year, is translated at the closing rate on each reporting date; and • the resulting translation differences are included as other comprehensive income in shareholders’ equity.

97 Sasol Limited company notes to the financial statements Sasol Limited group consolidated financial statements Sasol overview SASOL AFS 7 OCT – PROOF final 2 Critical accounting estimates and judgements Management of the group makes estimates and assumptions concerning the future in applying its accounting policies. The resulting accounting estimates may, by definition, not equal the related actual results. Management continually evaluates estimates and judgements based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions are recognised in the period in which the estimates are reviewed and in any future periods affected. The use of inaccurate assumptions in calculations for any of these estimates could result in a significant impact on financial results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are included in the following notes: Critical estimates, judgements or assumptions Note reference Valuation of share-based payments and key assumptions used Note 45 Impairment of assets – determination of the recoverable amount and key assumptions used Note 41 Provision for rehabilitation and environmental costs Note 19 Valuation of post-retirement obligations and key assumptions used Note 20 Estimation of useful economic lives of assets Note 2,3,5 Estimation of oil and gas, and coal reserves Refer to accounting policy on ‘Exploration, evaluation and development’ Depreciation of mineral assets Note 2 Recognition of deferred tax assets Note 22 Utilisation of tax losses Note 22 Guarantees and contingent liabilities Note 56 Comparative figures Comparative figures are reclassified or restated as necessary to afford a proper and more meaningful comparison of results as set out in the affected notes to the financial statements. With effect from 1 July 2012, the group changed the presentation of its income statement from a classification based on function to a classification based on nature to provide more relevant information to users. Refer to note 1. Certain additional disclosure has been provided in respect of the current year. To the extent practicable, comparative information has also been provided.

Sasol Limited group 98 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 statement of financial position at 30 June Note 2013 Rm 2012 Rm 2011 Rm Assets Property, plant and equipment 2 108 070 95 872 79 245 Assets under construction 3 41 244 33 585 29 752 Goodwill 4 859 787 747 Other intangible assets 5 1 532 1 214 1 265 Investments in securities 6 783 712 664 Investments in associates 7 2 676 2 560 3 071 Post-retirement benefit assets 8 407 313 265 Long-term receivables and prepaid expenses 9 1 753 1 531 1 533 Long-term financial assets 10 251 194 21 Deferred tax assets 22 2 318 1 514 1 101 Non-current assets 159 893 138 282 117 664 Assets in disposal groups held for sale 11 2 304 18 54 Inventories 12 24 056 20 668 18 512 Tax receivable 27 178 325 49 Trade receivables 13 26 507 23 159 21 628 Other receivables and prepaid expenses 14 2 318 2 815 1 497 Short-term financial assets 15 1 526 426 22 Cash restricted for use 16 7 442 5 314 3 303 Cash 16 25 271 12 746 14 716 Current assets 89 602 65 471 59 781 Total assets 249 495 203 753 177 445 Equity and liabilities Shareholders’ equity 149 625 125 234 107 171 Non-controlling interests 3 650 3 080 2 689 Total equity 153 275 128 314 109 860 Long-term debt 17 22 357 12 828 14 356 Long-term financial liabilities 18 22 38 103 Long-term provisions 19 12 397 10 518 8 233 Post-retirement benefit obligations 20 8 841 6 872 5 160 Long-term deferred income 21 305 455 498 Deferred tax liabilities 22 16 173 13 839 11 961 Non-current liabilities 60 095 44 550 40 311 Short-term debt 23 1 701 3 072 1 602 Short-term financial liabilities 24 200 135 136 Short-term provisions 25 4 317 3 267 2 760 Short-term deferred income 26 1 171 737 885 Tax payable 27 1 407 546 725 Trade payables and accrued expenses 28 21 199 17 559 16 718 Other payables 29 5 383 5 351 4 239 Bank overdraft 16 747 222 209 Current liabilities 36 125 30 889 27 274 Total equity and liabilities 249 495 203 753 177 445

Sasol Limited company notes to the financial statements Sasol Limited group consolidated financial statements Sasol overview 99 SASOL AFS 7 OCT – PROOF final 2 business segment information Non-current assets*# 2013 Rm 2012 Rm 2011 Rm South African energy cluster 67 842 59 062 51 640 ¦ Mining 12 617 10 240 8 126 ¦ Gas 6 710 5 533 5 001 ¦ Synfuels 41 176 36 275 32 283 ¦ Oil 7 250 6 925 6 141 ¦ Other 89 89 89 International energy cluster 29 868 24 262 18 047 ¦ Synfuels International 9 052 7 973 7 452 ¦ Petroleum International 20 816 16 289 10 595 Chemical cluster 52 520 48 370 43 382 ¦ Polymers 14 462 17 552 17 960 ¦ Solvents 9 624 9 694 9 821 ¦ Olefins & Surfactants 12 703 7 905 6 478 ¦ Other chemical businesses 15 731 13 219 9 123 ¦ Other businesses 6 938 4 761 3 229 Total operations 157 168 136 455 116 298 Current assets* 2013 Rm 2012 Rm 2011 Rm South African energy cluster 20 837 17 988 16 547 ¦ Mining 1 405 1 154 970 ¦ Gas 708 667 546 ¦ Synfuels 3 073 2 929 2 570 ¦ Oil 15 651 13 238 12 456 ¦ Other – – 5 International energy cluster 8 446 6 478 5 509 ¦ Synfuels International 4 255 3 063 2 076 ¦ Petroleum International 4 191 3 415 3 433 Chemical cluster 35 625 29 968 27 312 ¦ Polymers 9 520 9 393 7 360 ¦ Solvents 7 099 5 830 5 316 ¦ Olefins & Surfactants 12 485 9 979 10 241 ¦ Other chemical businesses 6 521 4 766 4 395 ¦ Other businesses 24 516 10 712 10 364 Total operations 89 424 65 146 59 732 Non-current liabilities* 2013 Rm 2012 Rm 2011 Rm South African energy cluster 11 366 12 195 11 457 ¦ Mining 1 863 1 924 1 882 ¦ Gas 1 552 1 677 2 200 ¦ Synfuels 4 899 5 658 4 535 ¦ Oil 3 052 2 936 2 840 International energy cluster 3 235 1 421 919 ¦ Synfuels International 433 267 207 ¦ Petroleum International 2 802 1 154 712 Chemical cluster 8 944 7 487 6 999 ¦ Polymers 380 935 1 859 ¦ Solvents 1 847 1 372 1 134 ¦ Olefins & Surfactants 4 040 3 007 2 139 ¦ Other chemical businesses 2 677 2 173 1 867 ¦ Other businesses 20 377 9 608 8 975 Total operations 43 922 30 711 28 350 Current liabilities* 2013 Rm 2012 Rm 2011 Rm South African energy cluster 11 995 10 091 10 061 ¦ Mining 1 902 1 419 1 084 ¦ Gas 681 663 524 ¦ Synfuels 3 228 2 492 1 814 ¦ Oil 6 184 5 517 6 639 International energy cluster 4 121 3 361 3 223 ¦ Synfuels International 2 541 1 887 1 841 ¦ Petroleum International 1 580 1 474 1 382 Chemical cluster 12 508 11 899 8 794 ¦ Polymers 1 898 4 193 1 297 ¦ Solvents 1 740 1 187 1 203 ¦ Olefins & Surfactants 6 488 4 399 4 375 ¦ Other chemical businesses 2 382 2 120 1 919 ¦ Other businesses 6 094 4 992 4 471 Total operations 34 718 30 343 26 549 * Excludes tax and deferred tax. # Excludes post-retirement benefit assets.

Sasol Limited group 100 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 income statement for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm Turnover 30 181 269 169 446 142 436 Materials, energy and consumables used 31 (77 538) (80 410) (66 127) Selling and distribution costs (5 371) (4 621) (4 308) Maintenance expenditure (7 544) (7 421) (6 810) Employee related expenditure 35 (23 476) (19 465) (18 133) Exploration expenditure and feasibility costs (1 354) (1 045) (880) Depreciation and amortisation (12 030) (9 651) (7 400) Other expenses, net (6 841) (8 215) (8 402) Translation gains/(losses) 34 899 243 (1 016) Other operating expenses 32 (9 692) (9 874) (8 474) Other operating income 33 1 952 1 416 1 088 Operating profit before remeasurement items and associates 47 115 38 618 30 376 Remeasurement items 41 (6 487) (1 860) (426) Operating profit after remeasurement items 40 628 36 758 29 950 Share of profit of associates, net of tax 38 445 479 292 Profit from operations and associates 41 073 37 237 30 242 Net finance costs (1 294) (1 234) (826) Finance income 37 708 796 991 Finance costs 39 (2 002) (2 030) (1 817) Profit before tax 39 779 36 003 29 416 Taxation 40 (12 597) (11 746) (9 196) Profit for year 27 182 24 257 20 220 Attributable to Owners of Sasol Limited 26 278 23 583 19 794 Non-controlling interests in subsidiaries 904 674 426 27 182 24 257 20 220 Rand Rand Rand Per share information Basic earnings per share 42 43,38 39,10 32,97 Diluted earnings per share 42 43,31 38,95 32,85 statement of comprehensive income for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm Profit for year 27 182 24 257 20 220 Other comprehensive income, net of tax Items that can be subsequently reclassified to the income statement 8 160 4 101 (1 938) Effect of translation of foreign operations 43 8 121 4 063 (2 026) Effect of cash flow hedges 43 78 41 111 Loss on fair value of investments available-for-sale 43 (17) (3) – Tax on items that can be subsequently reclassified to the income statement 43 (22) – (23) Items that cannot be subsequently reclassified to the income statement (338) (821) 332 Remeasurements on post-retirement benefit obligations 43 (497) (1 195) 440 Tax on items that cannot be subsequently reclassified to the income statement 43 159 374 (108) Total comprehensive income for the year 35 004 27 537 18 614 Attributable to Owners of Sasol Limited 34 084 26 853 18 186 Non-controlling interests in subsidiaries 920 684 428 35 004 27 537 18 614

Sasol Limited company notes to the financial statements Sasol Limited group consolidated financial statements Sasol overview 101 SASOL AFS 7 OCT – PROOF final 2 business segment information External turnover* 2013 Rm 2012 Rm 2011 Rm South African energy cluster 75 224 74 291 60 672 ¦ Mining 1 833 2 256 2 029 ¦ Gas 4 524 3 967 3 170 ¦ Synfuels 1 508 1 268 1 208 ¦ Oil 67 359 66 800 54 265 International energy cluster 7 429 6 960 4 926 ¦ Synfuels International 5 252 5 182 3 715 ¦ Petroleum International 2 177 1 778 1 211 Chemical cluster 98 606 88 145 76 811 ¦ Polymers 22 957 19 952 16 985 ¦ Solvents 19 513 17 429 16 156 ¦ Olefins & Surfactants 40 580 37 044 31 116 ¦ Other chemical businesses 15 556 13 720 12 554 ¦ Other businesses 10 50 27 Total operations 181 269 169 446 142 436 Operating profit/(loss) after remeasurement items 2013 Rm 2012 Rm 2011 Rm South African energy cluster 36 978 28 957 19 947 ¦ Mining 2 213 2 287 1 063 ¦ Gas 4 069 2 985 2 578 ¦ Synfuels 28 624 22 095 15 188 ¦ Oil 2 072 1 592 1 180 ¦ Other – (2) (62) International energy cluster (285) (55) 1 587 ¦ Synfuels International 1 601 1 881 1 205 ¦ Petroleum International (1 886) (1 936) 382 Chemical cluster 1 919 6 500 8 712 ¦ Polymers (2 829) 716 1 579 ¦ Solvents 916 1 403 1 655 ¦ Olefins & Surfactants 3 580 3 193 4 161 ¦ Other chemical businesses 252 1 188 1 317 ¦ Other businesses 2 016 1 356 (296) Total operations 40 628 36 758 29 950 Attributable to owners of Sasol Limited 2013 Rm 2012 Rm 2011 Rm South African energy cluster 25 304 18 566 12 505 ¦ Mining 1 399 1 377 312 ¦ Gas 2 409 1 553 1 326 ¦ Synfuels 20 473 14 884 10 431 ¦ Oil 1 023 754 498 ¦ Other – (2) (62) International energy cluster (1 098) (862) 1 068 ¦ Synfuels International 1 552 1 812 1 146 ¦ Petroleum International (2 650) (2 674) (78) Chemical cluster 1 764 5 907 7 120 ¦ Polymers (1 774) 1 618 1 847 ¦ Solvents 630 963 1 214 ¦ Olefins & Surfactants 2 619 2 733 3 479 ¦ Other chemical businesses 289 593 580 ¦ Other businesses 308 (28) (899) Total operations 26 278 23 583 19 794 * Excludes intersegmental turnover.

Sasol Limited group 102 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 statement of financial position (US dollar convenience translation) at 30 June 2013 US$m 2012 US$m 2011 US$m Assets Property, plant and equipment 10 938 11 735 11 705 Assets under construction 4 175 4 111 4 395 Goodwill 87 96 110 Other intangible assets 155 149 187 Investments in securities 79 88 98 Investments in associates 271 313 454 Post-retirement benefit assets 41 38 39 Long-term receivables and prepaid expenses 178 187 226 Long-term financial assets 25 24 3 Deferred tax assets 235 185 163 Non-current assets 16 184 16 926 17 380 Assets in disposal groups held for sale 233 2 8 Inventories 2 435 2 530 2 734 Tax receivable 18 40 7 Trade receivables 2 683 2 835 3 195 Other receivables and prepaid expenses 235 345 221 Short-term financial assets 154 52 3 Cash restricted for use 753 650 488 Cash 2 558 1 560 2 174 Current assets 9 069 8 014 8 830 Total assets 25 253 24 940 26 210 Equity and liabilities Shareholders’ equity 15 144 15 329 15 830 Non-controlling interests 370 377 397 Total equity 15 514 15 706 16 227 Long-term debt 2 263 1 570 2 120 Long-term financial liabilities 2 5 15 Long-term provisions 1 255 1 287 1 216 Post-retirement benefit obligations 895 841 762 Long-term deferred income 31 56 74 Deferred tax liabilities 1 637 1 694 1 767 Non-current liabilities 6 083 5 453 5 954 Short-term debt 172 376 237 Short-term financial liabilities 20 17 20 Short-term provisions 437 400 408 Short-term deferred income 118 90 131 Tax payable 142 67 107 Trade payables and accrued expenses 2 146 2 149 2 469 Other payables 545 655 626 Bank overdraft 76 27 31 Current liabilities 3 656 3 781 4 029 Total equity and liabilities 25 253 24 940 26 210 Exchange rate Converted at closing rate of rand per 1US$ 9,88 8,17 6,77

Sasol Limited company notes to the financial statements Sasol Limited group consolidated financial statements Sasol overview 103 SASOL AFS 7 OCT – PROOF final 2 income statement (US dollar convenience translation) for the year ended 30 June 2013 US$m 2012 US$m 2011 US$m Turnover 20 482 21 780 20 318 Materials, energy and consumables used (8 761) (10 336) (9 433) Selling and distribution costs (607) (594) (615) Maintenance expenditure (852) (954) (971) Employee related expenditure (2 653) (2 502) (2 587) Exploration expenditure and feasibility costs (153) (134) (126) Depreciation and amortisation (1 359) (1 240) (1 056) Other expenses, net (773) (1 056) (1 197) Translation gains/(losses) 103 31 (145) Other operating expenses (1 096) (1 269) (1 207) Other operating income 220 182 155 Operating profit before remeasurement items and associates 5 324 4 964 4 333 Remeasurement items (733) (239) (61) Operating profit after remeasurement items 4 591 4 725 4 272 Share of profit of associates, net of tax 50 62 42 Profit from operations and associates 4 641 4 787 4 314 Net finance costs (146) (159) (118) Finance income 80 102 141 Finance costs (226) (261) (259) Profit before tax 4 495 4 628 4 196 Taxation (1 424) (1 510) (1 312) Profit for year 3 071 3 118 2 884 Attributable to Owners of Sasol Limited 2 969 3 031 2 823 Non-controlling interests in subsidiaries 102 87 61 3 071 3 118 2 884 Per share information US$ US$ US$ Basic earnings per share 4,90 5,02 4,70 Diluted earnings per share 4,89 5,01 4,69 Exchange rate Converted at average rate of rand per 1US$ 8,85 7,78 7,01

Sasol Limited group 104 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 statement of changes in equity for the year ended 30 June Share capital Note 44 Rm Share-based payment reserve Note 45 Rm Foreign currency translation reserve Note 46 Rm Investment fair value reserve Rm Balance at 30 June 2010 27 229 6 713 113 5 Shares issued on implementation of share options 430 – – – Effect of the Ixia Coal transaction (refer note 45.3) – (117) – – Share-based payment expense – 1 428 – – Disposal of business (refer note 55) – – (4) – Total comprehensive income for the year – – (2 023) – Profit – – – – Other comprehensive income for the year – – (2 023) – Dividends paid – – – – Balance at 30 June 2011 27 659 8 024 (1 914) 5 Shares issued on implementation of share options 325 – – – Share-based payment expense – 485 – – Transactions with non-controlling shareholders in subsidiaries – – – – Total comprehensive income for the year – – 4 051 10 Profit – – – – Other comprehensive income for the year – – 4 051 10 Dividends paid – – – – Balance at 30 June 2012 27 984 8 509 2 137 15 Shares issued on implementation of share options 727 – – – Share-based payment expense – 374 – – Transactions with non-controlling shareholders in subsidiaries – – – – Acquisition of business (refer note 46) – – (14) – Disposal of businesses (refer note 55) – – 7 – Total comprehensive income for the year – – 8 105 (18) Profit – – – – Other comprehensive income for the year – – 8 105 (18) Dividends paid – – – – Balance at 30 June 2013 28 711 8 883 10 235 (3)

Sasol Limited company notes to the financial statements Sasol Limited group consolidated financial statements Sasol overview 105 SASOL AFS 7 OCT – PROOF final 2 Cash flow hedge accounting reserve Rm Sasol Inzalo share transaction Note 45 Rm Remeasurements on postretirement obligations Rm Share repurchase programme Note 47 Rm Retained earnings Rm Shareholders’ equity Rm Noncontrolling interests Rm Total equity Rm (122) (22 054) (765) (2 641) 85 437 93 915 2 510 96 425 – – – – – 430 – 430 – – – – (53) (170) 170 – – – – – – 1 428 – 1 428 – – – – – (4) – (4) 83 – 332 – 19 794 18 186 428 18 614 – – – – 19 794 19 794 426 20 220 83 – 332 – – (1 608) 2 (1 606) – – – – (6 614) (6 614) (419) (7 033) (39) (22 054) (433) (2 641) 98 564 107 171 2 689 109 860 – – – – – 325 – 325 – – – – – 485 – 485 – – – – – – 101 101 26 – (817) – 23 583 26 853 684 27 537 – – – – 23 583 23 583 674 24 257 26 – (817) – – 3 270 10 3 280 – – – – (9 600) (9 600) (394) (9 994) (13) (22 054) (1 250) (2 641) 112 547 125 234 3 080 128 314 – – – – – 727 – 727 – – – – – 374 – 374 – – – – – – 8 8 – – – – – (14) – (14) – – – – – 7 – 7 54 – (335) – 26 278 34 084 920 35 004 – – – – 26 278 26 278 904 27 182 54 – (335) – – 7 806 16 7 822 – – – – (10 787) (10 787) (358) (11 145) 41 (22 054) (1 585) (2 641) 128 038 149 625 3 650 153 275

Sasol Limited group 106 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 statement of cash flows for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm Cash receipts from customers 178 087 168 934 138 955 Cash paid to suppliers and employees (118 820) (121 033) (100 316) Cash generated by operating activities 48 59 267 47 901 38 639 Finance income received 51 1 071 1 149 1 380 Finance costs paid 39 (656) (666) (898) Tax paid 27 (10 448) (10 760) (6 691) Cash available from operating activities 49 234 37 624 32 430 Dividends paid 52 (10 787) (9 600) (6 614) Cash retained from operating activities 38 447 28 024 25 816 Additions to non-current assets (32 288) (29 160) (20 665) Additions to property, plant and equipment 2 (3 089) (2 593) (1 674) Additions to assets under construction 3 (29 122) (26 518) (18 861) Additions to other intangible assets 5 (77) (49) (130) Non-current assets sold 53 554 257 168 Acquisition of interests in joint ventures 54 (730) (24) (3 823) Cash acquired on acquisition of joint ventures 54 6 – – Disposal of businesses 55 167 713 22 Net cash disposed of on disposal of businesses 55 17 – – Acquisition of new or additional investments in associates 7 (200) (81) (91) Repayment of capital in associate 7 661 – – Purchase of investments (317) (40) (71) Proceeds from sale of investments 278 1 70 (Increase)/decrease in long-term receivables (197) 718 (75) Cash utilised in investing activities (32 049) (27 616) (24 465) Share capital issued on implementation of share options 727 325 430 Contributions from non-controlling shareholders in subsidiaries 37 11 27 Dividends paid to non-controlling shareholders in subsidiaries (358) (394) (419) Proceeds from long-term debt 17 11 485 1 138 2 247 Repayments of long-term debt 17 (3 357) (1 997) (1 702) Proceeds from short-term debt 23 2 049 41 118 Repayments of short-term debt 23 (1 834) (153) (413) Cash effect of financing activities 8 749 (1 029) 288 Translation effects on cash and cash equivalents of foreign operations 46 1 267 649 (421) Increase in cash and cash equivalents 16 414 28 1 218 Cash and cash equivalents at beginning of year 17 838 17 810 16 592 Net reclassification to held for sale (2 286) – – Cash and cash equivalents at end of year 16 31 966 17 838 17 810

Sasol Limited company notes to the financial statements Sasol Limited group consolidated financial statements Sasol overview 107 SASOL AFS 7 OCT – PROOF final 2 business segment information Cash flow from operations (refer note 49) 2013 Rm 2012 Rm 2011 Rm South African energy cluster 41 778 34 811 26 015 ¦ Mining 3 383 3 328 2 616 ¦ Gas 4 406 3 257 2 875 ¦ Synfuels 31 168 25 865 17 691 ¦ Oil 2 821 2 363 2 895 ¦ Other – (2) (62) International energy cluster 4 562 4 165 2 840 ¦ Synfuels International 2 780 2 515 1 681 ¦ Petroleum International 1 782 1 650 1 159 Chemical cluster 11 053 8 977 11 607 ¦ Polymers 1 799 1 384 2 766 ¦ Solvents 2 066 1 820 2 429 ¦ Olefins & Surfactants 4 669 3 816 4 446 ¦ Other chemical businesses 2 519 1 957 1 966 ¦ Other businesses 4 178 2 219 556 Total operations 61 571 50 172 41 018 Additions to non-current assets 2013 Rm 2012 Rm 2011 Rm South African energy cluster 14 701 11 818 11 331 ¦ Mining 3 482 2 849 2 252 ¦ Gas 1 401 820 402 ¦ Synfuels 8 244 6 716 7 374 ¦ Oil 1 574 1 433 1 303 International energy cluster 5 401 7 920 2 890 ¦ Synfuels International 1 337 359 380 ¦ Petroleum International 4 064 7 561 2 510 Chemical cluster 9 839 7 648 5 502 ¦ Polymers 1 990 960 921 ¦ Solvents 557 500 737 ¦ Olefins & Surfactants 3 638 1 745 992 ¦ Other chemical businesses 3 654 4 443 2 852 ¦ Other businesses 2 347 1 774 942 Total operations 32 288 29 160 20 665

Sasol Limited group 108 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 business segment information Property, plant and equipment; assets under construction and other intangible assets Other non-current assets*# Current assets* 2013 Rm 2012 Rm 2011 Rm 2013 Rm 2012 Rm 2011 Rm 2013 Rm 2012 Rm 2011 Rm South African energy cluster 67 298 58 439 51 058 544 623 582 20 837 17 988 16 547 ¦ Mining 12 138 9 764 7 671 479 476 455 1 405 1 154 970 ¦ Gas 6 710 5 531 4 999 – 2 2 708 667 546 ¦ Synfuels 41 168 36 257 32 253 8 18 30 3 073 2 929 2 570 ¦ Oil 7 193 6 798 6 046 57 127 95 15 651 13 238 12 456 ¦ Other 89 89 89 – – – – – 5 International energy cluster 28 325 22 062 15 665 1 543 2 200 2 382 8 446 6 478 5 509 ¦ Synfuels International 7 510 5 776 5 070 1 542 2 197 2 382 4 255 3 063 2 076 ¦ Petroleum International 20 815 16 286 10 595 1 3 – 4 191 3 415 3 433 Chemical cluster 49 254 45 816 40 542 3 266 2 554 2 840 35 625 29 968 27 312 ¦ Polymers 13 269 16 683 16 387 1 193 869 1 573 9 520 9 393 7 360 ¦ Solvents 9 121 9 289 9 466 503 405 355 7 099 5 830 5 316 ¦ Olefins & Surfactants 12 119 7 460 6 142 584 445 336 12 485 9 979 10 241 ¦ Other chemical businesses 14 745 12 384 8 547 986 835 576 6 521 4 766 4 395 ¦ Other businesses 5 969 4 354 2 997 969 407 232 24 516 10 712 10 364 Total 150 846 130 671 110 262 6 322 5 784 6 036 89 424 65 146 59 732 * Excludes tax and deferred tax. # Excludes post-retirement benefit assets.

Sasol Limited company notes to the financial statements Sasol Limited group consolidated financial statements Sasol overview 109 SASOL AFS 7 OCT – PROOF final 2 Total consolidated assets*# Non-current liabilities* Current liabilities* Total consolidated liabilities* 2013 Rm 2012 Rm 2011 Rm 2013 Rm 2012 Rm 2011 Rm 2013 Rm 2012 Rm 2011 Rm 2013 Rm 2012 Rm 2011 Rm 88 679 77 050 68 187 11 366 12 195 11 457 11 995 10 091 10 061 23 361 22 286 21 518 14 022 11 394 9 096 1 863 1 924 1 882 1 902 1 419 1 084 3 765 3 343 2 966 7 418 6 200 5 547 1 552 1 677 2 200 681 663 524 2 233 2 340 2 724 44 249 39 204 34 853 4 899 5 658 4 535 3 228 2 492 1 814 8 127 8 150 6 349 22 901 20 163 18 597 3 052 2 936 2 840 6 184 5 517 6 639 9 236 8 453 9 479 89 89 94 – – – – – – – – – 38 314 30 740 23 556 3 235 1 421 919 4 121 3 361 3 223 7 356 4 782 4 142 13 307 11 036 9 528 433 267 207 2 541 1 887 1 841 2 974 2 154 2 048 25 007 19 704 14 028 2 802 1 154 712 1 580 1 474 1 382 4 382 2 628 2 094 88 145 78 338 70 694 8 944 7 487 6 999 12 508 11 899 8 794 21 452 19 386 15 793 23 982 26 945 25 320 380 935 1 859 1 898 4 193 1 297 2 278 5 128 3 156 16 723 15 524 15 137 1 847 1 372 1 134 1 740 1 187 1 203 3 587 2 559 2 337 25 188 17 884 16 719 4 040 3 007 2 139 6 488 4 399 4 375 10 528 7 406 6 514 22 252 17 985 13 518 2 677 2 173 1 867 2 382 2 120 1 919 5 059 4 293 3 786 31 454 15 473 13 593 20 377 9 608 8 975 6 094 4 992 4 471 26 471 14 600 13 446 246 592 201 601 176 030 43 922 30 711 28 350 34 718 30 343 26 549 78 640 61 054 54 899

110 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group External turnover Intersegmental turnover1 Total turnover 2013 Rm 2012 Rm 2011 Rm 2013 Rm 2012 Rm 2011 Rm 2013 Rm 2012 Rm 2011 Rm South African energy cluster 75 224 74 291 60 672 71 622 59 523 46 188 146 846 133 814 106 860 ¦ Mining 1 833 2 256 2 029 10 491 8 416 7 117 12 324 10 672 9 146 ¦ Gas 4 524 3 967 3 170 3 730 2 964 2 275 8 254 6 931 5 445 ¦ Synfuels 1 508 1 268 1 208 56 767 47 523 36 277 58 275 48 791 37 485 ¦ Oil 67 359 66 800 54 265 634 620 519 67 993 67 420 54 784 ¦ Other – – – – – – – – – International energy cluster 7 429 6 960 4 926 1 457 1 469 946 8 886 8 429 5 872 ¦ Synfuels International 5 252 5 182 3 715 – 136 – 5 252 5 318 3 715 ¦ Petroleum International 2 177 1 778 1 211 1 457 1 333 946 3 634 3 111 2 157 Chemical cluster 98 606 88 145 76 811 6 707 6 607 6 043 105 313 94 752 82 854 ¦ Polymers 22 957 19 952 16 985 149 129 97 23 106 20 081 17 082 ¦ Solvents 19 513 17 429 16 156 1 778 1 485 1 124 21 291 18 914 17 280 ¦ Olefins & Surfactants 40 580 37 044 31 116 698 654 599 41 278 37 698 31 715 ¦ Other chemical businesses 15 556 13 720 12 554 4 082 4 339 4 223 19 638 18 059 16 777 ¦ Other businesses 10 50 27 358 – – 368 50 27 Total 181 269 169 446 142 436 80 144 67 599 53 177 261 413 237 045 195 613 1 Intersegmental turnover of ‘other businesses’ amounting to R8 548 million and R6 016 million relating to 2012 and 2011, respectively, were reclassified to other intersegmental operating income as part of the overall income statement reclassification from function to nature (refer note 1) which eliminates in the consolidated annual financial statements. business segment information continued

111 Sasol Limited company notes to the financial statements Sasol Limited group consolidated financial statements Sasol overview SASOL AFS 7 OCT – PROOF final 2 Translation gains/(losses) Effect of remeasurement items (before tax) (refer note 41) Operating profit/(loss) after remeasurement items Attributable to owners of Sasol Limited 2013 Rm 2012 Rm 2011 Rm 2013 Rm 2012 Rm 2011 Rm 2013 Rm 2012 Rm 2011 Rm 2013 Rm 2012 Rm 2011 Rm (246) (331) (473) 162 324 223 36 978 28 957 19 947 25 304 18 566 12 505 5 (5) (27) 7 61 3 2 213 2 287 1 063 1 399 1 377 312 (14) (17) 3 – 11 6 4 069 2 985 2 578 2 409 1 553 1 326 42 4 (81) 77 238 197 28 624 22 095 15 188 20 473 14 884 10 431 (279) (313) (368) 78 14 17 2 072 1 592 1 180 1 023 754 498 – – – – – – – (2) (62) – (2) (62) (184) (322) 187 421 1 643 568 (285) (55) 1 587 (1 098) (862) 1 068 82 (212) 142 (7) 34 126 1 601 1 881 1 205 1 552 1 812 1 146 (266) (110) 45 428 1 609 442 (1 886) (1 936) 382 (2 650) (2 674) (78) (959) 100 (509) 5 792 (128) (402) 1 919 6 500 8 712 1 764 5 907 7 120 (1 709) (485) (129) 3 572 62 46 (2 829) 716 1 579 (1 774) 1 618 1 847 667 479 (293) 341 83 63 916 1 403 1 655 630 963 1 214 (48) 19 (17) 64 (179) (500) 3 580 3 193 4 161 2 619 2 733 3 479 131 87 (70) 1 815 (94) (11) 252 1 188 1 317 289 593 580 2 288 796 (221) 112 21 37 2 016 1 356 (296) 308 (28) (899) 899 243 (1 016) 6 487 1 860 426 40 628 36 758 29 950 26 278 23 583 19 794

112 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group Cash flow information Cash flow from operations (refer note 49) Depreciation and amortisation 2013 Rm 2012 Rm 2011 Rm 2013 Rm 2012 Rm 2011 Rm South African energy cluster 41 778 34 811 26 015 (5 379) (4 213) (3 510) ¦ Mining 3 383 3 328 2 616 (999) (803) (716) ¦ Gas 4 406 3 257 2 875 (326) (294) (278) ¦ Synfuels 31 168 25 865 17 691 (3 339) (2 467) (1 886) ¦ Oil 2 821 2 363 2 895 (715) (649) (630) ¦ Other – (2) (62) – – – International energy cluster 4 562 4 165 2 840 (3 032) (2 103) (741) ¦ Synfuels International 2 780 2 515 1 681 (509) (351) (325) ¦ Petroleum International 1 782 1 650 1 159 (2 523) (1 752) (416) Chemical cluster 11 053 8 977 11 607 (3 149) (2 935) (2 749) ¦ Polymers 1 799 1 384 2 766 (942) (916) (1 026) ¦ Solvents 2 066 1 820 2 429 (674) (654) (636) ¦ Olefins & Surfactants 4 669 3 816 4 446 (933) (841) (629) ¦ Other chemical businesses 2 519 1 957 1 966 (600) (524) (458) ¦ Other businesses 4 178 2 219 556 (470) (400) (400) Total 61 571 50 172 41 018 (12 030) (9 651) (7 400) business segment information continued

113 Sasol Limited company notes to the financial statements Sasol Limited group consolidated financial statements Sasol overview SASOL AFS 7 OCT – PROOF final 2 Cash flow information Capital commitments Additions to non-current assets Property, plant and equipment (refer note 2) 2013 Rm 2012 Rm 2011 Rm 2013 Rm 2012 Rm 2011 Rm 14 701 11 818 11 331 30 355 29 832 27 561 3 482 2 849 2 252 9 751 10 165 6 113 1 401 820 402 2 291 1 259 1 994 8 244 6 716 7 374 16 567 16 680 17 036 1 574 1 433 1 303 1 746 1 728 2 418 – – – – – – 5 401 7 920 2 890 12 479 3 883 5 657 1 337 359 380 7 126 679 384 4 064 7 561 2 510 5 353 3 204 5 273 9 839 7 648 5 502 22 725 10 606 12 442 1 990 960 921 5 917 1 616 1 324 557 500 737 1 520 186 272 3 638 1 745 992 9 247 4 205 2 775 3 654 4 443 2 852 6 041 4 599 8 071 2 347 1 774 942 2 193 1 498 2 336 32 288 29 160 20 665 67 752 45 819 47 996

Sasol Limited group 114 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 geographic information Total turnover1 External turnover 2013 Rm 2012 Rm 2011 Rm 2013 Rm 2012 Rm 2011 Rm ¦ South Africa 167 099 150 025 121 818 88 694 84 101 69 930 ¦ Rest of Africa 7 398 7 043 6 503 7 398 7 039 6 498 Mozambique 914 509 317 914 505 312 Nigeria 869 870 621 869 870 621 Rest of Africa 5 615 5 664 5 565 5 615 5 664 5 565 ¦ Europe 40 138 39 881 33 711 39 274 38 874 32 977 Germany 9 195 8 776 8 524 8 351 7 937 7 809 Italy 5 112 4 683 4 230 5 106 4 547 4 225 Rest of Europe 25 831 26 422 20 957 25 817 26 390 20 943 ¦ North America 21 119 18 623 14 666 20 443 18 152 14 274 United States of America 18 228 16 627 13 200 17 552 16 155 12 808 Canada 1 397 666 70 1 397 666 70 Rest of North America 1 494 1 330 1 396 1 494 1 331 1 396 ¦ South America 2 899 2 198 2 024 2 899 2 204 2 024 ¦ Southeast Asia and Australasia 5 698 5 701 3 987 5 613 5 603 3 917 ¦ Middle East and India 10 069 6 378 7 057 10 066 6 376 7 066 ¦ Far East 6 993 7 196 5 847 6 882 7 097 5 750 Total 261 413 237 045 195 613 181 269 169 446 142 436 1 Intersegmental turnover amounting to R8 548 million and R6 016 million relating to 2012 and 2011, respectively, were reclassified to other intersegmental operating income as part of the overall income statement reclassification from function to nature (refer note 1) which eliminates in the consolidated annual financial statements. * Excludes tax and deferred tax. # Excludes post-retirement benefit assets.

Sasol Limited company notes to the financial statements Sasol Limited group consolidated financial statements Sasol overview 115 SASOL AFS 7 OCT – PROOF final 2 Operating profit/(loss) after remeasurement items Total consolidated assets*# Additions to non-current assets (by location of assets) Capital commitments of property, plant and equipment 2013 Rm 2012 Rm 2011 Rm 2013 Rm 2012 Rm 2011 Rm 2013 Rm 2012 Rm 2011 Rm 2013 Rm 2012 Rm 2011 Rm 34 737 27 698 20 316 146 056 123 984 112 353 19 089 18 765 16 463 36 048 37 473 39 483 717 498 (249) 13 122 11 159 9 925 3 606 872 1 120 5 940 1 048 1 395 461 235 (337) 9 365 6 461 6 226 3 135 673 872 4 381 649 1 138 (259) (242) (233) 1 935 3 325 2 647 8 46 2 21 64 55 515 505 321 1 822 1 373 1 052 463 153 246 1 538 335 202 2 652 5 109 5 437 34 204 26 084 22 249 1 375 915 901 1 547 1 635 665 465 739 1 312 11 994 9 545 9 343 994 619 661 1 316 1 469 469 209 209 423 4 681 4 408 4 509 148 259 223 171 110 170 1 978 4 161 3 702 17 529 12 131 8 397 233 37 17 60 56 26 1 316 (11) 1 763 34 697 20 587 14 426 7 212 7 952 1 722 23 610 4 953 6 140 2 896 2 111 1 658 17 496 7 244 6 260 4 034 1 071 480 20 803 2 776 2 261 (1 800) (2 272) (91) 16 829 13 181 8 035 3 178 6 881 1 242 2 807 2 177 3 879 220 150 196 372 162 131 – – – – – – 227 198 194 525 460 359 1 – – – – – 838 732 86 2 800 2 833 2 069 11 310 186 63 12 38 (513) 1 953 1 858 12 690 14 375 12 853 986 335 262 533 692 275 654 581 545 2 498 2 119 1 796 8 11 11 11 6 – 40 628 36 758 29 950 246 592 201 601 176 030 32 288 29 160 20 665 67 752 45 819 47 996

SASOL AFS 4 OCT – PROOF final Sasol Limited group 116 Sasol annual financial statements 2013 AFS 117 Changes to comparative information 117 Non-current assets 134 Current assets 140 Non-current liabilities 161 Current liabilities 164 Results of operations 176 Equity structure 197 Liquidity and capital resources 203 Other disclosures Notes to the financial statements contents

117 SASOL AFS 7 OCT – PROOF final 2 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information non-current assets for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 2 Property, plant and equipment Cost Balance at beginning of year 169 953 144 747 134 174 Acquisition of business 54 559 – – Acquisition of interests in joint ventures 54 – – 709 Additions 4 246 3 110 1 883 to sustain existing operations 3 480 2 510 1 662 to expand operations 766 600 221 Transfer from assets under construction 3 20 988 22 206 12 480 Net transfer to other intangible assets 5 – (1) – Net transfer (to)/from inventory (45) (3) 10 Reversal of rehabilitation provisions capitalised 19 (203) (26) – Reclassification (to)/from held for sale (6 186) 22 (5) Translation of foreign operations 46 11 309 4 500 (1 939) Disposal of businesses 55 (193) (314) (18) Disposals and scrapping (3 743) (4 288) (2 547) Balance at end of year 196 685 169 953 144 747 Comprising Land 2 031 1 165 1 127 Buildings and improvements 8 525 7 684 7 048 Retail convenience centres 1 467 1 454 1 421 Plant, equipment and vehicles 152 557 134 780 120 333 Mineral assets 32 105 24 870 14 818 196 685 169 953 144 747 notes to the financial statements changes to comparative information 1 With effect from 1 July 2012, the group changed the presentation of its income statement from a classification based on function to a classification based on nature. Sasol has elected to change its income statement presentation to better reflect how it effectively manages its business as well as align to peers. The comparative periods presented have been restated to comply with the income statement classification by nature. The change in income statement presentation did not have an impact on turnover, operating profit or earnings per share. Note 2013 Rm 2012 Rm 2011 Rm Property, plant and equipment 2 108 070 95 872 79 245 Assets under construction 3 41 244 33 585 29 752 Goodwill 4 859 787 747 Other intangible assets 5 1 532 1 214 1 265 Investments in securities 6 783 712 664 Investments in associates 7 2 676 2 560 3 071 Post-retirement benefit assets 8 407 313 265 Long-term receivables and prepaid expenses 9 1 753 1 531 1 533 Long-term financial assets 10 251 194 21 Deferred tax assets 22 2 318 1 514 1 101 159 893 138 282 117 664

118 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements non-current assets continued for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 2 Property, plant and equipment continued Accumulated depreciation and impairment Balance at beginning of year 74 081 65 502 61 651 Current year charge 49 11 785 9 422 7 165 Impairment of property, plant and equipment 41 3 817 572 49 Reversal of impairment of property, plant and equipment 41 (8) – (529) Net transfer (to)/from inventory (8) – 6 Reclassification (to)/from held for sale (4 806) 12 (12) Translation of foreign operations 46 6 936 2 601 (567) Disposal of businesses 55 (123) (178) (8) Disposals and scrapping (3 059) (3 850) (2 253) Balance at end of year 88 615 74 081 65 502 Comprising Land 278 207 207 Buildings and improvements 4 202 3 597 3 398 Retail convenience centres 540 470 412 Plant, equipment and vehicles 70 423 60 177 54 373 Mineral assets 13 172 9 630 7 112 88 615 74 081 65 502 Carrying value Land 1 753 958 920 Buildings and improvements 4 323 4 087 3 650 Retail convenience centres 927 984 1 009 Plant, equipment and vehicles 82 134 74 603 65 960 Mineral assets 18 933 15 240 7 706 Balance at end of year 108 070 95 872 79 245 Business segmentation South African energy cluster 53 118 44 482 36 064 ¦ Mining 8 816 6 823 4 922 ¦ Gas 5 724 4 325 4 425 ¦ Synfuels 31 965 28 206 21 986 ¦ Oil 6 524 5 039 4 642 ¦ Other SA Energy 89 89 89 International energy cluster 18 130 15 201 7 438 ¦ Synfuels International 6 488 5 476 3 967 ¦ Petroleum International 11 642 9 725 3 471 Chemical cluster 33 608 34 211 33 863 ¦ Polymers 9 958 14 626 15 180 ¦ Solvents 8 473 8 842 8 920 ¦ Olefins & Surfactants 7 631 5 553 5 280 ¦ Other chemical businesses 7 546 5 190 4 483 ¦ Other businesses 3 214 1 978 1 880 Total operations 108 070 95 872 79 245

119 SASOL AFS 7 OCT – PROOF final 2 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information for the year ended 30 June Land Rm Buildings and improvements Rm Retail convenience centres Rm Plant, equipment and vehicles Rm Mineral assets Rm Total Rm 2 Property, plant and equipment continued Cost Balance at 30 June 2012 1 165 7 684 1 454 134 780 24 870 169 953 Acquisition of business 110 2 – 447 – 559 Additions 556 95 31 1 062 2 502 4 246 to sustain existing operations 22 76 – 880 2 502 3 480 to expand operations 534 19 31 182 – 766 Reclassification of property, plant and equipment (1) 28 – (27) – – Reversal of rehabilitation provisions capitalised – – – (46) (157) (203) Transfer from assets under construction 68 843 5 16 176 3 896 20 988 Net transfer from/(to) inventory – 3 – (48) – (45) Reclassification to held for sale (49) (819) – (5 318) – (6 186) Translation of foreign operations 193 815 3 8 678 1 620 11 309 Disposal of businesses (3) (29) – (161) – (193) Disposals and scrapping (8) (97) (26) (2 986) (626) (3 743) Balance at 30 June 2013 2 031 8 525 1 467 152 557 32 105 196 685 Accumulated depreciation and impairment Balance at 30 June 2012 207 3 597 470 60 177 9 630 74 081 Current year charge – 294 80 7 960 3 451 11 785 Net impairment of property, plant and equipment 20 16 (3) 3 776 – 3 809 Reclassification of property, plant and equipment (1) 2 – (1) – – Net transfer to inventory – – – (8) – (8) Reclassification to held for sale (23) (200) – (4 583) – (4 806) Translation of foreign operations 75 531 1 5 624 705 6 936 Disposal of businesses – (14) – (109) – (123) Disposals and scrapping – (24) (8) (2 413) (614) (3 059) Balance at 30 June 2013 278 4 202 540 70 423 13 172 88 615 Carrying value at 30 June 2013 1 753 4 323 927 82 134 18 933 108 070 Carrying value at 30 June 2012 958 4 087 984 74 603 15 240 95 872 Carrying value at 30 June 2011 920 3 650 1 009 65 960 7 706 79 245

120 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements non-current assets continued for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 2 Property, plant and equipment continued Additions to property, plant and equipment (cash flow) Current year additions 4 246 3 110 1 883 Adjustments for non-cash items (1 157) (517) (209) movement in environmental provisions capitalised (1 157) (517) (209) Per the statement of cash flows 3 089 2 593 1 674 Additional disclosures Leased assets Carrying value of capitalised leased assets (included in plant, equipment and vehicles) 831 905 1 018 cost 1 314 1 371 1 423 accumulated depreciation (483) (466) (405) Finance lease additions included in additions above 60 102 70 Carrying value of assets committed as security for debt 17 8 855 10 029 12 041 Depreciation rates for property, plant and equipment are noted on page 86

121 SASOL AFS 7 OCT – PROOF final 2 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information for the year ended 30 June 2013 Rm 2012 Rm 2011 Rm 2 Property, plant and equipment continued Capital commitments Capital commitments, excluding capitalised interest, include all projects for which specific board approval has been obtained up to the reporting date. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following: Authorised and contracted for 64 387 50 243 41 101 Authorised but not yet contracted for 45 216 28 417 33 211 Less expenditure to the end of year (41 851) (32 841) (26 316) 67 752 45 819 47 996 to sustain existing operations 30 388 18 252 22 434 to expand operations 37 364 27 567 25 562 Estimated expenditure Within one year 42 421 24 805 26 491 One to five years 25 313 21 000 21 478 More than five years 18 14 27 67 752 45 819 47 996 Business segmentation South African energy cluster 30 355 29 832 27 561 ¦ Mining 9 751 10 165 6 113 ¦ Gas 2 291 1 259 1 994 ¦ Synfuels 16 567 16 680 17 036 ¦ Oil 1 746 1 728 2 418 International energy cluster 12 479 3 883 5 657 ¦ Synfuels International 7 126 679 384 ¦ Petroleum International 5 353 3 204 5 273 Chemical cluster 22 725 10 606 12 442 ¦ Polymers 5 917 1 616 1 324 ¦ Solvents 1 520 186 272 ¦ Olefins & Surfactants 9 247 4 205 2 775 ¦ Other chemical businesses 6 041 4 599 8 071 ¦ Other businesses 2 193 1 498 2 336 Total operations 67 752 45 819 47 996

122 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements non-current assets continued for the year ended 30 June 2013 Rm 2012 Rm 2011 Rm 2 Property, plant and equipment continued Capital commitments at 30 June comprise: Project Business unit Shondoni colliery to maintain Middelbult colliery Mining 3 920 4 782 64 Impumelelo colliery to maintain Brandspruit mine operation Mining 2 749 3 697 3 986 Tweedraai project Mining 1 228 – – Coal mining rights Mining 488 465 535 Thubelisha shaft to maintain Twistdraai colliery operation Mining 251 549 1 197 Gauteng Network Pipeline Gas 218 897 1 409 Gas Loopline Gas 1 574 – – Gas heated heat exchange reformers Synfuels 679 723 1 136 Reduction of volatile organic compounds emissions Synfuels 958 1 355 1 676 Coal tar filtration east unit Synfuels 1 218 1 503 1 655 SASOL® Fixed bed, dry bottom gasifiers Synfuels 624 813 1 097 Water recovery facility for Growth program 1A Synfuels 533 1 038 1 357 Shutdown and major statutory maintenance Synfuels 3 525 1 892 1 174 Replacement of tar tanks and separators Synfuels 1 388 1 859 867 Selective catalytic cracker – baseline optimisation project Synfuels 514 624 – Four synthol catalyst reduction reactors replacement Synfuels 510 62 83 Replacement of steam turbines at steam plants Synfuels 502 586 689 Clean Fuels 2 Project Synfuels and Oil 1 035 250 – Mozambique exploration and development Petroleum International 1 388 628 1 129 Gabon exploration and development Petroleum International 1 457 281 173 Canadian shale gas exploration and development Petroleum International 2 395 2 177 3 879 C3 Stabilisation project Polymers 450 939 – Ethylene tetramerisation project in North America Olefins & Surfactants 296 1 132 1 469 Land acquisitions in North America Olefins & Surfactants 499 961 – Fischer-Tropsch wax expansion project Other chemical businesses 4 488 3 181 5 839 Ethane cracker and downstream derivatives project in North America Chemical businesses 12 849 – – Gas-to-liquids project in North America Synfuels International 6 085 – – Mozambique plant – Central Termica de Ressano Garcia (CTRG) Other businesses 1 313 – – Sasolburg gas power engines Other businesses – 805 1 754 Other projects Various 14 618 14 620 16 828 67 752 45 819 47 996

123 SASOL AFS 7 OCT – PROOF final 2 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 3 Assets under construction Cost Balance at beginning of year 33 585 29 752 21 018 Acquisition of business 54 41 – – Acquisition of interests in joint ventures 54 – 24 3 114 Additions 29 584 26 720 18 877 to sustain existing operations 13 717 9 761 8 658 to expand operations 15 867 16 959 10 219 Finance costs capitalised 39 302 24 43 Impairment of assets under construction 41 (2 096) (879) (2) Reversal of impairment of assets under construction 41 – – 2 Write-off of unsuccessful exploration wells 41 (469) (270) (441) Reclassification to inventories – – (2) Projects capitalised (21 343) (22 385) (12 634) property, plant and equipment 2 (20 988) (22 206) (12 480) other intangible assets 5 (355) (179) (154) Reclassification to held for sale (176) – (32) Translation of foreign operations 46 1 950 850 (72) Disposal of businesses 55 (3) – – Disposals and scrapping (131) (251) (119) Balance at end of year 41 244 33 585 29 752 Comprising Property, plant and equipment under construction 34 750 28 377 25 154 Other intangible assets under construction 558 300 185 Exploration and evaluation assets 5 936 4 908 4 413 41 244 33 585 29 752 Business segmentation South African energy cluster 14 052 13 840 14 857 ¦ Mining 3 315 2 935 2 744 ¦ Gas 919 1 164 531 ¦ Synfuels 9 165 8 017 10 236 ¦ Oil 653 1 724 1 346 International energy cluster 10 135 6 854 8 216 ¦ Synfuels International 1 021 299 1 103 ¦ Petroleum International 9 114 6 555 7 113 Chemical cluster 14 785 10 886 5 909 ¦ Polymers 3 295 1 928 1 066 ¦ Solvents 470 244 319 ¦ Olefins & Surfactants 4 218 1 619 543 ¦ Other chemical businesses 6 802 7 095 3 981 ¦ Other businesses 2 272 2 005 770 Total operations 41 244 33 585 29 752

124 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements non-current assets continued for the year ended 30 June Property, plant and equipment under construction Rm Other intangible assets under construction Rm Exploration and evaluation assets Rm Total Rm 3 Assets under construction continued Cost Balance at 30 June 2012 28 377 300 4 908 33 585 Acquisition of business 41 – – 41 Additions 28 055 595 934 29 584 to sustain existing operations 13 358 315 44 13 717 to expand operations 14 697 280 890 15 867 Reclassification of assets under construction (16) 16 – – Finance costs capitalised 302 – – 302 Impairment of assets under construction (2 039) (43) (14) (2 096) Write-off of unsuccessful exploration wells – – (469) (469) Projects capitalised (20 884) (355) (104) (21 343) Net reclassification to held for sale (176) – – (176) Translation of foreign operations 1 213 55 682 1 950 Disposal of businesses (3) – – (3) Disposals and scrapping (120) (10) (1) (131) Balance at 30 June 2013 34 750 558 5 936 41 244 Balance at 30 June 2012 28 377 300 4 908 33 585 Balance at 30 June 2011 25 154 185 4 413 29 752 2013 Rm 2012 Rm 2011 Rm Additions to assets under construction (cash flow) Current year additions 29 584 26 720 18 877 adjustments for non-cash items (462) (202) (16) cash flow hedge accounting (32) (21) 8 other non-cash movements – (32) – movement in environmental provisions capitalised (430) (149) (24) Per the statement of cash flows 29 122 26 518 18 861 The group hedges its exposure in South Africa to foreign currency risk in respect of its significant capital projects. This is done primarily by means of forward exchange contracts. Cash flow hedge accounting is applied to these hedging transactions and accordingly, the effective portion of any gain or loss realised on these contracts is adjusted against the underlying item of assets under construction.

125 SASOL AFS 7 OCT – PROOF final 2 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information for the year ended 30 June 2013 Rm 2012 Rm 2011 Rm 3 Assets under construction continued Capital expenditure (cash flow) Projects to sustain operations As part of the normal plant operations, the group incurs capital expenditure to replace or modify significant components of plant to maintain the useful lives of the plant operations and improve plant efficiencies. Project Business unit Thubelisha shaft to maintain Twistdraai colliery operation Mining 22 530 1 175 Impumelelo colliery to maintain Brandspruit colliery operation Mining 1 016 584 155 Shondoni colliery to maintain Middelbult colliery operation Mining 618 74 59 Major shutdown and statutory maintenance Synfuels 2 299 1 636 1 412 Replacement of tar tanks and separators Synfuels 471 68 56 Clean Fuels 2 Project Synfuels and Oil 213 – – Shutdown and statutory maintenance Synfuels International 338 – – Secunda Natref pipeline project Oil 74 213 279 Project wholesale logistics – Waltloo Oil 241 – – Project wholesale logistics – Alrode Oil 150 305 199 Shutdown and statutory maintenance Oil 387 200 49 Replacement of information management systems and software Other businesses 165 216 188 Expenditure related to other environmental obligations Various 896 587 961 Expenditure incurred relating to other safety regulations Various 463 282 49 Other projects to sustain existing operations Various 6 345 5 040 4 059 13 698 9 735 8 641 Projects to expand operations Project Business unit Gauteng Network Pipeline Gas 679 486 177 Looplines project Gas 407 – – Additional gasifiers in gas production Synfuels 189 284 661 Reforming gas improvement project Synfuels 26 433 557 Power generation with open cycle turbines Synfuels 26 41 307 16th Oxygen train project Synfuels 19 106 559 10th Sasol advanced synthol reactor Synfuels 18 171 378 Gas heated heat exchange reformers Synfuels 889 669 608 Water recovery facility Synfuels 375 122 11 Uzbekistan gas-to-liquids project Synfuels International 199 72 – Canadian shale gas exploration and development Petroleum International 3 177 6 441 1 242 Mozambique exploration and development Petroleum International 703 391 675 C3 stabilisation Polymers 427 101 29 Ethylene purification unit Polymers 167 673 675 Ethylene tetramerisation project in North America Olefins & Surfactants 1 220 809 68 Limestone ammonium nitrate (LAN) replacement project Other chemical businesses – 350 367 Fischer-Tropsch wax expansion project Other chemical businesses 2 271 2 884 1 720 Ethane cracker and downstream derivatives project in North America Chemical businesses 1 032 – – Land acquisitions in North America Chemical businesses 562 – – Gas-to-liquids project in North America Synfuels International 168 – – Mozambique plant-Central Termica de Ressano Garcia (CTRG) Other businesses 1 118 – – Sasolburg gas power engines Other businesses 310 949 – Other projects Various 1 442 1 801 2 186 15 424 16 783 10 220

126 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements non-current assets continued for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 4 Goodwill Cost Balance at beginning of year 2 002 1 702 1 659 Acquisition of business 54 12 – – Disposal of businesses 55 (33) – – Translation of foreign operations 46 397 300 43 Balance at end of year 2 378 2 002 1 702 Accumulated impairment Balance at beginning of year 1 215 955 921 Impairment of goodwill 41 48 – – Disposal of businesses 55 (6) – – Translation of foreign operations 46 262 260 34 Balance at end of year 1 519 1 215 955 Carrying value at end of year 859 787 747 Business segmentation South African energy cluster Oil 13 85 85 Chemical cluster Solvents 258 210 180 Olefins & Surfactants 260 213 224 Other chemical businesses 328 279 258 Total operations 859 787 747

127 SASOL AFS 7 OCT – PROOF final 2 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 5 Other intangible assets Cost Balance at beginning of year 3 542 3 389 3 142 Acquisition of business 54 254 – – Additions 83 146 272 to sustain existing operations 82 146 260 to expand operations 1 – 12 Net transfer from property, plant and equipment 2 – 1 – Assets under construction capitalised 3 355 179 154 Net reclassification to held for sale (199) (18) – Translation of foreign operations 46 398 113 4 Disposals and scrapping (334) (268) (183) Balance at end of year 4 099 3 542 3 389 Comprising Software 1 616 1 522 1 345 Patents and trademarks 1 015 990 926 Emission rights 305 311 326 Other intangible assets 1 163 719 792 4 099 3 542 3 389 Accumulated amortisation and impairment Balance at beginning of year 2 328 2 124 1 949 Current year charge 49 245 229 235 Net impairment of assets 41 93 115 12 Reclassification to held for sale (99) – – Translation of foreign operations 46 254 65 12 Disposals and scrapping (254) (205) (84) Balance at end of year 2 567 2 328 2 124 Comprising Software 1 052 1 088 946 Patents and trademarks 859 748 690 Emission rights 138 108 46 Other 518 384 442 2 567 2 328 2 124 Carrying value Software 564 434 399 Patents and trademarks 156 242 236 Emission rights 167 203 280 Other 645 335 350 1 532 1 214 1 265

128 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements non-current assets continued for the year ended 30 June Software Rm Patents and trademarks Rm Emission rights Rm Other intangible assets Rm Total Rm 5 Other intangible assets continued Cost Balance at 30 June 2012 1 522 990 311 719 3 542 Acquisition of business 1 – 3 250 254 Additions 40 3 6 34 83 to sustain existing operations 40 2 6 34 82 to expand operations – 1 – – 1 Assets under construction capitalised 285 3 – 67 355 Net reclassification (to)/from held for sale (49) (168) 18 – (199) Translation of foreign operations 55 192 55 96 398 Disposals and scrapping (238) (5) (88) (3) (334) Balance at 30 June 2013 1 616 1 015 305 1 163 4 099 Accumulated amortisation and impairment Balance at 30 June 2012 1 088 748 108 384 2 328 Current year charge 176 26 – 43 245 Net impairment of assets – – 47 46 93 Reclassification to held for sale (48) (51) – – (99) Translation of foreign operations 49 141 17 47 254 Disposals and scrapping (213) (5) (34) (2) (254) Balance at 30 June 2013 1 052 859 138 518 2 567 Carrying value at 30 June 2013 564 156 167 645 1 532 Carrying value at 30 June 2012 434 242 203 335 1 214 Carrying value at 30 June 2011 399 236 280 350 1 265

129 SASOL AFS 7 OCT – PROOF final 2 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 5 Other intangible assets continued Additions to other intangible assets (cash flow) current year additions 83 146 272 adjustments for non-cash item (6) (97) (142) emission rights received (6) (97) (142) Per the statement of cash flows 77 49 130 Additional disclosures Amortisation of other intangible assets Amortisation rates on other intangible assets are noted on page 88. Emission rights are not subject to amortisation. The assessment that the estimated useful lives of these assets are indefinite is based on the assumption that emission rights can be utilised over an indefinite number of years as there are no limitations on the transferability thereof. This assessment is reviewed at least annually. The recoverable amount of emission rights is determined based on their quoted market price. for the year ended 30 June 2013 Rm 2012 Rm 2011 Rm Business segmentation of emission rights ¦ Solvents 25 35 52 ¦ Olefins & Surfactants 73 137 192 ¦ Other chemical businesses 68 21 10 ¦ Other businesses 1 10 26 Total operations 167 203 280 6 Investments in securities Investments available-for-sale 6.1 511 206 189 unlisted equity investments 197 166 159 listed investments 314 40 30 Investment held-for-trading 6.2 41 34 30 Investments held-to-maturity 6.3 231 472 445 Investments in securities per statement of financial position 783 712 664 6.1 Investments available-for-sale Fair value of investments available-for-sale The fair value of the unlisted equity investments cannot be determined as there is no quoted price available for an identical or similar instrument in an active market. Accordingly, these investments are carried at their original cost less impairment in the statement of financial position. The unlisted investments represent strategic investments of the group and are long term in nature as management has no intention of disposing of these investments in the foreseeable future. The fair value of the listed investments is based on the quoted market price as at 30 June 2013. Investments amounting to R242 million are restricted for use as they are held in a separate trust to be used exclusively for rehabilitation purposes at Sasol Mining. Management has no intention of disposing of these investments in the foreseeable future.

130 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements non-current assets continued 6 Investments in securities continued 6.2 Investment held-for-trading Fair value of investment held-for-trading The fair value of the unlisted equity investment cannot be determined as there is no quoted price available for an identical or similar instrument in an active market. Accordingly, this investment is carried at its original cost less impairment in the statement of financial position. The investment is long term in nature as management has no intention of disposing of this investment in the foreseeable future. 6.3 Investments held-to-maturity Fair value of investments held-to-maturity The fair value of investments held-to-maturity which comprises of long-term fixed deposits is determined using a discounted cash flow method using market related rates at 30 June 2013. The market related rates used to discount estimated cash flows were between 4,22% and 5,42% (2012 – 5,77% and 6,03%; 2011 – 6,14% and 7,15%). The long-term fixed deposits are restricted for use as they are held in a separate trust to be used exclusively for rehabilitation purposes at Sasol Mining. for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 7 Investments in associates Balance at beginning of year 2 560 3 071 3 573 Acquisition of associates 200 – – Repayment of capital in associate (661) – – Disposal of associate – (29) – Additional investments in associates – 81 91 Reclassification to long-term receivables – (434) – Reclassification to other receivables 14 – (859) – Share of profit of associates, net of dividends received 61 118 (105) Reversal of impairment of investment in associate 41 61 – – Impairment of investment in associate 41 – (64) (123) Effect of translation of foreign operations 46 455 676 (365) Balance at end of year 2 676 2 560 3 071 Comprising Investments at cost (net of impairment) 2 438 2 050 3 306 Share of post-acquisition reserves 238 510 (235) 2 676 2 560 3 071 Dividends received from associates 51 384 361 397 Business segmentation ¦ Synfuels 8 6 8 ¦ Synfuels International 1 291 1 689 2 351 ¦ Polymers 1 191 863 678 ¦ Other chemical businesses 4 2 2 ¦ Other businesses 182 – 32 Total operations 2 676 2 560 3 071

131 SASOL AFS 7 OCT – PROOF final 2 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 7 Investments in associates continued Key financial information of associates* Non-current assets 94 037 66 608 44 645 property, plant and equipment 3 849 3 534 3 279 assets under construction 90 143 63 032 41 325 other non-current assets 45 42 41 Current assets 10 307 47 050 5 006 Total assets 104 344 113 658 49 651 Shareholders’ equity 50 003 25 701 20 852 Long-term debt (interest bearing) – – 5 Long-term provisions – 4 – Other non-current liabilities 16 981 22 583 27 002 Interest bearing current liabilities 35 777 860 Non-interest bearing current liabilities 37 325 64 593 932 Total equity and liabilities 104 344 113 658 49 651 Total turnover 9 923 9 936 6 886 Operating profit 5 007 4 713 3 071 Finance income 1 61 61 Finance costs (4) (12) (80) Profit before tax 5 004 4 762 3 052 Taxation (1 256) (1 164) (771) Profit 3 748 3 598 2 281 * The financial information provided represents the full financial position and results of the associates. There were no contingent liabilities at 30 June 2013 relating to associates other than as disclosed in note 56. At 30 June, the group’s total investment in the Escravos gas-to-liquids (EGTL) project was: Investment in associate 1 291 1 689 2 351 Loan to associate classified as long-term receivables 329 434 – Loan to associate classified as other receivables 14 – 859 – 1 620 2 982 2 351 No additional amounts in the current year (2012 – Rnil million, 2011 – R148 million) has been committed by the group for further development of the EGTL project. Impairment testing in respect of investments in associates is performed at each reporting date by comparing the recoverable amount based on the value in use of the cash generating unit to the carrying amount as described in note 41.

132 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements non-current assets continued 7 Investments in associates continued At 30 June, the group’s associates, interest in those associates and the total carrying values were: Name Country of incorporation Nature of business Interest % 2013 Rm 2012 Rm 2011 Rm Escravos GTL (EGTL)* Nigeria GTL plant 10 1 291 1 689 2 351 Petronas Chemicals Olefins Sdn Bhd** Malaysia Ethane and propane gas cracker 12 886 684 538 Wesco China Limited Hong Kong Trading and distribution of raw plastic materials 40 305 178 140 Oxis Energy United Kingdom Battery technology development 31 182 – – Other various 12 9 42 2 676 2 560 3 071 * In December 2008, Sasol reduced its interest in EGTL from 37,5% to 10%. The 10% interest retained by Sasol in the EGTL project has been recognised as an investment in an associate at its fair value at the date of disposal. Although the group holds less than 20% of the voting power of EGTL, the group has significant influence with regards to the management of the project. ** Although the group holds less than 20% of the voting power of Petronas Chemicals Olefins Sdn Bhd, the group exercises significant influence with regards to the management of the venture. Associates whose financial year ends are within three months of 30 June are included in the consolidated financial statements using their most recently audited financial results. Adjustments are made to the associates’ financial results for material transactions and events in the intervening period. There are no significant restrictions on the ability of the associates to transfer funds to Sasol Limited in the form of cash dividends or repayment of loans or advances. for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 8 Post-retirement benefit assets Post-retirement benefit assets 20.2 407 313 265 For further details of post-retirement benefit assets, refer note 20.2.

133 SASOL AFS 7 OCT – PROOF final 2 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 9 Long-term receivables and prepaid expenses Total long-term receivables 1 864 1 451 1 482 Short-term portion 14 (300) (78) (24) 1 564 1 373 1 458 Long-term prepaid expenses 189 158 75 1 753 1 531 1 533 Comprising Long-term joint venture receivables (interest bearing) 62 51 891 Long-term interest-bearing loans 1 089 968 457 Long-term interest-free loans 413 354 110 1 564 1 373 1 458 Maturity profile Within one year 300 78 24 One to five years 968 926 1 077 More than five years 596 447 381 1 864 1 451 1 482 Fair value of long-term loans and receivables The fair value of long-term receivables is determined using a discounted cash flow method using market related rates at 30 June. The fair value of long-term interest bearing receivables approximates the carrying value as market related rates of interest are charged on these outstanding amounts. The interest-free loans relate primarily to deposits on office rental space in terms of various operating lease agreements. These amounts were considered to be recoverable as at 30 June 2013. Fair value of long-term receivables 1 864 1 451 1 482 Impairment of long-term loans and receivables Long-term loans and receivables that are not past their due date are not considered to be impaired, except in situations where they are part of individually impaired long-term loans and receivables. Collateral The group holds collateral over certain long-term receivables amounting to R329 million related to the investment in EGTL. 10 Long-term financial assets Forward exchange contracts 251 194 21 Arising on long-term derivative financial instruments 251 194 21 used for cash flow hedging 1 1 1 held-for-trading 250 193 20 Long-term financial assets include the revaluation of in-the-money derivative instruments, refer note 61. The fair value of derivatives is based on market valuations.

Sasol Limited group 134 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 notes to the financial statements current assets for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 11 Assets in disposal groups held for sale Sasol Polymers – Investment in Arya Sasol Polymer Company (ASPC) joint venture 11.1 2 249 – – Sasol Gas – Investment in Spring Lights Gas joint venture 11.2 52 – – Sasol Nitro – Emission rights 11.3 – 18 – Sasol Nitro – Fertiliser businesses 11.4 – – 23 Sasol Petroleum International – Exploration assets 11.5 – – 31 Sasol Oil – Land 11.6 3 – – 2 304 18 54 11.1 Sasol Polymers – Investment in ASPC joint venture On 25 November 2011, the Sasol Limited board approved the commencement of negotiations to sell Sasol’s share in ASPC. A rigorous process was followed by management to prepare the business for sale and in February 2013 a memorandum of understanding was concluded with an interested party. Based on the progress achieved by 30 June 2013 towards concluding the disposal, management expects that the sale of the investment will be completed before the end of the next financial year. The price stipulated in the memorandum of understanding confirmed the valuation performed by management and the investment was accordingly written down to its fair value less costs to sell (refer note 41). On 16 August 2013, the investment in ASPC joint venture was disposed of (refer note 59). Note 2013 Rm 2012 Rm 2011 Rm Assets in disposal groups held for sale 11 2 304 18 54 Inventories 12 24 056 20 668 18 512 Tax receivable 27 178 325 49 Trade receivables 13 26 507 23 159 21 628 Other receivables and prepaid expenses 14 2 318 2 815 1 497 Short-term financial assets 15 1 526 426 22 Cash restricted for use 16 7 442 5 314 3 303 Cash 16 25 271 12 746 14 716 89 602 65 471 59 781

135 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 for the year ended 30 June 2013 Rm 11 Assets in disposal groups held for sale continued Net assets transferred to assets held for sale Non-current assets 1 680 Property, plant and equipment 1 376 Other intangible assets 118 Assets under construction 176 Long-term receivables 10 Current assets 6 413 Inventories 1 163 Trade receivables 2 176 Other receivables and prepaid expenses 803 Cash restricted for use 2 271 ASPC assets transferred to assets held for sale 8 093 Non-current liabilities 1 288 Long-term debt 1 037 Long-term provisions 86 Long-term deferred income 154 Deferred tax liabilities 11 Current liabilities 4 556 Trade payables and accrued expenses 588 Other payables 2 062 Short-term portion of long-term debt 1 832 Deferred income 7 Tax payable 67 ASPC liabilities transferred to assets held for sale 5 844 Net investment in ASPC joint venture 2 249 11.2 Sasol Gas – Investment in Spring Lights Gas joint venture In December 2012, a binding offer was signed with a potential purchaser for the sale of Sasol's 49% interest in the Spring Lights Gas venture. The sale agreement is subject to approval from the Competition Commission. On 2 July 2013, the investment in Spring Lights Gas joint venture was disposed of (refer note 59). 11.3 Sasol Nitro – Emission rights In 2012, Sasol Nitro entered into negotiations with a potential buyer to dispose of certified emission reduction certificates. The sale was concluded in July 2012. 11.4 Sasol Nitro – Fertiliser businesses On 20 July 2010, Sasol concluded an agreement with the South African Competition Commission to dispose of the bulk blending and liquid fertiliser blending facilities in Durban, Bellville, Endicott and Kimberley. As a result, Sasol entered into negotiations with potential buyers for the purchase of the plants. Based on management’s estimate of fair value to be obtained from the sale, the net assets were impaired by R3 million to their fair value less costs to sell. 11.5 Sasol Petroleum International – Exploration assets During 2010, Sasol Petroleum International entered into negotiations with a potential buyer interested in acquiring exploration assets in Nigeria. Based on management’s estimate of fair value to be obtained from the sale, the net assets were impaired by R1 million to their fair value less costs to sell. 11.6 Sasol Oil – Land During 2013, Sasol Oil entered into negotiations with a potential buyer to dispose of land. The sale is expected to be completed in the next 12 months.

136 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements current assets continued for the year ended 30 June 2013 Rm 2012 Rm 2011 Rm 12 Inventories Carrying value Crude oil and other raw materials 5 027 3 433 3 708 Process material 2 040 1 519 1 248 Maintenance materials 3 907 3 547 2 929 Work-in-progress 2 482 1 868 1 473 Manufactured products 10 323 10 111 8 998 Consignment inventory 277 190 156 24 056 20 668 18 512 Business segmentation South African energy cluster 9 740 8 274 7 780 ¦ Mining 1 031 939 789 ¦ Gas 66 57 47 ¦ Synfuels 2 516 2 420 1 994 ¦ Oil 6 127 4 858 4 950 International energy cluster 1 478 1 075 750 ¦ Synfuels International 1 316 987 726 ¦ Petroleum International 162 88 24 Chemical cluster 12 822 11 304 9 968 ¦ Polymers 1 572 2 107 1 490 ¦ Solvents 2 680 2 318 1 944 ¦ Olefins & Surfactants 5 540 4 721 4 482 ¦ Other chemical businesses 3 030 2 158 2 052 ¦ Other businesses 16 15 14 Total operations 24 056 20 668 18 512 The impact of higher crude oil and lower chemical product prices has resulted in a net realisable value write-down of R234 million in 2013 (2012 – R331 million; 2011 – R120 million). The reversal of the net realisable value write-down amounted to Rnil million in 2013 (2012 – Rnil million; 2011 – R8 million). No inventories are encumbered.

137 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 for the year ended 30 June 2013 Rm 2012 Rm 2011 Rm 13 Trade receivables Trade receivables 24 347 20 520 20 406 Related party receivables 502 1 146 434 associates 317 357 163 joint ventures 185 789 271 Impairment of trade receivables (533) (509) (442) Receivables 24 316 21 157 20 398 Duties recoverable from customers 144 436 106 Value added tax 2 047 1 566 1 124 26 507 23 159 21 628 Business segmentation South African energy cluster 9 656 8 148 7 666 ¦ Mining 160 165 129 ¦ Gas 499 467 377 ¦ Synfuels 290 185 305 ¦ Oil 8 707 7 331 6 850 ¦ Other – – 5 International energy cluster 1 082 973 1 105 ¦ Synfuels International 686 696 970 ¦ Petroleum International 396 277 135 Chemical cluster 15 727 13 930 12 852 ¦ Polymers 3 548 4 854 3 356 ¦ Solvents 3 753 2 917 2 733 ¦ Olefins & Surfactants 5 898 4 192 4 939 ¦ Other chemical businesses 2 528 1 967 1 824 ¦ Other businesses 42 108 5 Total operations 26 507 23 159 21 628 Credit risk exposure in respect of trade receivables is analysed as follows: for the year ended 30 June Carrying value 2013 Rm Impairment 2013 Rm Carrying value 2012 Rm Impairment 2012 Rm Age analysis of trade receivables Not past due date 22 559 9 18 647 7 Past due 0 – 30 days 1 034 6 1 165 9 Past due 31 – 150 days 248 28 159 20 Past due 151 days – one year 53 40 384 321 More than one year* 453 450 165 152 24 347 533 20 520 509 * More than one year relates to long outstanding balances for specific customers who have exceeded their contractual repayment terms.

138 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements current assets continued for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 13 Trade receivables continued Impairment of trade receivables Balance at beginning of year (509) (442) (307) Disposal of businesses 16 – 5 Raised during year 36 (72) (135) (293) Utilised during year 32 2 80 Released during year 36 34 74 76 Translation of foreign operations (34) (8) (3) Balance at end of year (533) (509) (442) Trade receivables that are not past their due date are not considered to be impaired, except in situations where they are part of individually impaired trade receivables. The individually impaired trade receivables mainly relate to certain customers who are trading in difficult economic circumstances. No individual customer represents more than 10% of the group’s trade receivables. Fair value of trade receivables The carrying value approximates fair value because of the short period to maturity of these instruments. Collateral The group holds no collateral over the trade receivables which can be sold or repledged to a third party. 14 Other receivables and prepaid expenses Insurance related receivables 13 260 189 Capital project related receivables 19 82 173 Receivables related to exploration activities 43 67 18 Employee related receivables 74 66 38 Receivable related to investment in EGTL 7 – 859 – Other receivables 1 288 926 580 1 437 2 260 998 Short-term portion of long-term receivables 9 300 78 24 Other receivables 1 737 2 338 1 022 Prepaid expenses 581 477 475 2 318 2 815 1 497 Fair value of other receivables The carrying value approximates fair value because of the short period to maturity of these instruments. 15 Short-term financial assets Forward exchange contracts 1 512 400 22 Commodity derivatives 14 26 – Arising on short-term derivative financial instruments 1 526 426 22 used for cash flow hedging 33 3 4 held-for-trading 1 493 423 18 Short-term financial assets include the revaluation of in-the-money derivative instruments, refer note 61. The fair value of derivatives is based upon market valuations.

139 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 16 Cash and cash equivalents Cash restricted for use 7 442 5 314 3 303 Cash 25 271 12 746 14 716 Bank overdraft (747) (222) (209) Per the statement of cash flows 31 966 17 838 17 810 Cash restricted for use In trust 16.1 48 53 257 In respect of joint ventures 16.2 4 422 3 981 1 320 In cell captive insurance company 16.3 397 347 301 Funds not available for general use 16.4 716 760 1 262 Held as collateral 16.5 82 68 75 Restricted deposits 16.6 1 734 – – Other 16.7 43 105 88 7 442 5 314 3 303 Included in cash restricted for use: 16.1 Cash held in trust of R48 million (2012 – R53 million; 2011 – R257 million) is restricted for use and is being held in escrow for the funding of specific project finance related to the construction of joint venture plants. 16.2 Cash in respect of joint ventures can only be utilised for the business activities of the joint ventures. 16.3 Cell captive insurance company funds of R397 million (2012 – R347 million; 2011 – R301 million) to which the group has restricted title. The funds are restricted solely to be utilised for insurance purposes. 16.4 Cash held in a separate bank account of R716 million (2012 – R760 million; 2011 – R1 262 million) is restricted for use and is not available for general use by the group. 16.5 Cash deposits of R82 million (2012 – R68 million; 2011 – R75 million) serving as collateral for bank guarantees. 16.6 Restricted deposits include amounts that can be utilised only on the occurrence of certain milestones or specific events. 16.7 Other cash restricted for use include customer foreign currency accounts to be used for the construction of reactors where the contractor pays in advance. The cash can be utilised only for these designated reactor supply projects. Cash Cash on hand and in bank 9 564 6 351 5 953 Foreign currency accounts 581 566 346 Short-term deposits 15 126 5 829 8 417 25 271 12 746 14 716 Fair value of cash and cash equivalents The carrying value of cash and cash equivalents approximates fair value due to the short-term maturity of these instruments.

Sasol Limited group 140 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 notes to the financial statements non-current liabilities for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 17 Long-term debt Total long-term debt 23 801 15 885 15 849 Short-term portion 23 (1 444) (3 057) (1 493) 22 357 12 828 14 356 Analysis of long-term debt At amortised cost Secured debt 1 761 2 794 3 494 Preference shares 8 177 8 055 7 885 Finance leases 695 789 888 Unsecured debt 13 239 4 271 3 617 Unamortised loan costs (71) (24) (35) 23 801 15 885 15 849 Reconciliation Balance at beginning of year 15 885 15 849 15 197 Loans raised 11 485 1 138 2 247 Loans repaid (3 357) (1 997) (1 702) Interest accrued 39 1 033 886 479 Amortisation of loan costs 55 (112) 15 Effect of cash flow hedge accounting – – (6) Reclassification to held for sale (2 869) – – Translation effect of foreign currency loans 939 15 5 Translation of foreign operations 46 630 106 (386) Balance at end of year 23 801 15 885 15 849 Interest bearing status Interest bearing debt 23 287 15 360 15 204 Non-interest bearing debt 514 525 645 23 801 15 885 15 849 Maturity profile Within one year 1 444 3 057 1 493 One to five years 6 413 4 659 5 418 More than five years 15 944 8 169 8 938 23 801 15 885 15 849 Note 2013 Rm 2012 Rm 2011 Rm Long-term debt 17 22 357 12 828 14 356 Long-term financial liabilities 18 22 38 103 Long-term provisions 19 12 397 10 518 8 233 Post-retirement benefit obligations 20 8 841 6 872 5 160 Long-term deferred income 21 305 455 498 Deferred tax liabilities 22 16 173 13 839 11 961 60 095 44 550 40 311

141 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 for the year ended 30 June 2013 Rm 2012 Rm 2011 Rm 17 Long-term debt continued Business segmentation South African energy cluster 5 048 5 212 5 750 ¦ Mining 680 669 798 ¦ Gas 1 625 1 866 2 317 ¦ Synfuels 7 5 2 ¦ Oil 2 736 2 672 2 633 International energy cluster 347 454 568 ¦ Synfuels International 59 46 34 ¦ Petroleum International 288 408 534 Chemical cluster 642 2 648 2 152 ¦ Polymers – 2 218 1 738 ¦ Solvents 401 351 371 ¦ Olefins & Surfactants 211 73 38 ¦ Other chemical businesses 30 6 5 ¦ Other businesses 17 764 7 571 7 379 Total operations 23 801 15 885 15 849 Fair value of long-term debt The fair value of long-term debt is based on the quoted market price for the same or similar instruments or on the current rates available for debt with the same maturity profile and with similar cash flows. Market related rates ranging between 1,2% and 16,6% were used to discount estimated cash flows based on the underlying currency of the debt. Total long-term debt (before unamortised loan costs)1 23 731 16 455 16 737 1 The difference in the fair value of long-term debt in 2013 compared to the carrying value is mainly due to the prevailing market price of the US Bond on the New York Stock Exchange at 30 June 2013. In terms of Sasol Limited’s memorandum of incorporation, the group’s borrowing powers are limited to twice the sum of its share capital and reserves (2013 – R299 billion; 2012 – R250 billion; 2011 – R215 billion). 2013 2012 2011

142 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements non-current liabilities continued Terms of repayment Security Business Currency Interest rate at 30 June 2013 2013 Rm 2012 Rm 2011 Rm 17 Long-term debt continued Secured debt Repayable in semi-annual instalments ending between December 2014 and December 2017 Secured by plant with a carrying value of R3 334 million (2012 – R3 415 million) Gas (Rompco) Rand Jibar + 1,2% to 3,4% 942 1 364 1 687 Repayable in semi-annual instalments ending June 2015 Secured by plant and equipment with a carrying value of R4 161 million (2012 – R3 599 million) Petroleum International Rand and Euro Jibar + 1,2% to 2,5% and Euribor + 2,0% 289 411 542 Repayable in December 2013 Secured by the shares in the company borrowing the funds Oil (Petromoc) US dollar Variable 11,0% 2 4 5 Repayable in semi-annual instalments ending December 2018 Secured by plant and other current assets with a carrying value of R630 million (2012 – R512 million) Solvents (Huntsman) Euro Euribor + 3,3% 401 353 374 Other secured debt Various Various Various 127 5 6 Settled during the financial year Various Various Various – 657 880 1 761 2 794 3 494

143 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 Terms of repayment Security Business Currency Interest rate at 30 June 2013 2013 Rm 2012 Rm 2011 Rm 17 Long-term debt continued Preference shares A preference shares repayable in semi-annual instalments between June and October 20181 Secured by Sasol preferred ordinary shares held by the company Other (Inzalo) Rand Fixed 11,1% to 12,3% 2 145 2 309 2 448 B preference shares repayable between June and October 20182 Secured by Sasol preferred ordinary shares held by the company Other (Inzalo) Rand Fixed 13,3% to 14,7% 1 161 1 160 1 154 C preference shares repayable October 20183 Secured by guarantee from Sasol Limited Other (Inzalo) Rand Variable 7,2% 4 191 3 917 3 576 A preference shares repayable between March 2013 and October 20184 Secured by preference shares held by Sasol Mining Holdings (Pty) Ltd Sasol Mining Rand Fixed 9,2% and Variable 79% of prime 680 669 707 8 177 8 055 7 885 Finance leases Repayable in monthly instalments over 10 to 30 years ending December 2033 Secured by plant and equipment with a carrying value of R730 million (2012 – R766 million) Oil Rand Variable 6,3% to 16,6% 647 703 729 Other finance leases Underlying assets Various Various Various 48 86 159 695 789 888 Total secured debt 10 633 11 638 12 267 1 No additional A preference shares debt was raised in the current year (2012 – Rnil; 2011 – Rnil) within special purpose entities as part of the Sasol Inzalo share transaction (refer note 45.2). During the year, R165 million (2012 – R138 million; 2011 – R14 million) was repaid in respect of the capital portion related to these preference shares. Dividends on these preference shares are payable in semi-annual instalments ending October 2018. It is required that 50% of the principal amount be repaid between October 2008 and October 2018, with the balance of the debt repayable at that date. The A Preference shares are secured by a first right over the Sasol preferred ordinary shares held by the special purpose entities. It therefore has no direct recourse against Sasol Limited. The Sasol preferred ordinary shares held may not be disposed of or encumbered in any way. 2 No additional B preference shares debt was raised in the current year (2012 – Rnil; 2011 – Rnil) within special purpose entities as part of the Sasol Inzalo share transaction (refer note 45.2). Dividends on these preference shares are payable in semi-annual instalments ending October 2018. The principal amount is repayable on maturity during October 2018. The B Preference shares are secured by a second right over the Sasol preferred ordinary shares held by the special purpose entities. It therefore has no direct recourse against Sasol Limited. The Sasol preferred ordinary shares held may not be disposed of or encumbered in any way. 3 No additional C preference shares debt was raised in the current year (2012 – Rnil; 2011 – Rnil) within special purpose entities as part of the Sasol Inzalo share transaction (refer note 45.2). Dividends and the principal amount on these preference shares are payable on maturity during October 2018. The C Preference shares are secured by a guarantee from Sasol Limited. 4 A preference shares debt was raised in 2011 as part of the Sasol Ixia Coal transaction (refer note 45.3). No additional preference share debt was raised in the current year. Dividends and the principal amount on these preference shares are payable on maturity between March 2013 and October 2018. The A Preference shares are secured by preference shares held by Sasol Mining Holdings (Pty) Ltd, a subsidiary of Sasol Limited. These preference shares may not be disposed of or encumbered in any way.

144 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements non-current liabilities continued Terms of repayment Business Currency Interest rate at 30 June 2013 2013 Rm 2012 Rm 2011 Rm 17 Long-term debt continued Unsecured debt Repayable in semi-annual instalments ending December 2017 Oil Rand Variable 6,37% 673 749 825 Loan from iGas (non-controlling shareholder) in Republic of Mozambique Pipeline Investments Company (Pty) Ltd. Repayable in June 2015 Gas (Rompco) Rand – 257 238 300 Loan from CMG (non-controlling shareholder) in Republic of Mozambique Pipeline Investments Company (Pty) Ltd. Repayable in June 2015 Gas (Rompco) Rand – 257 237 300 Repayable at the end of maturity in June 2015 Gas Rand Jibar + 2,05% 150 – – Repayable in semi-annual instalments ending June 2014 Oil Rand Fixed 11,55% 6 50 94 No fixed repayment terms Oil Rand Fixed 8,0% 448 318 240 Repayable in yearly instalments ending June 2019 Oil Rand Variable 7,58% 551 643 735 Repayable in yearly instalments ending June 2022 Oil Rand Variable 7,38% 405 200 – Repayable in equal semi-annual instalments ending March 20135 Polymers (Arya) Euro Euribor + 3,0% – 1 561 868 Repayable in equal semi-annual instalments until May 2018 Other businesses – Sasol Financing Euro Euribor + 1,8% 108 104 116 Repayable in November 20226 Other businesses – Sasol Financing US Dollar Fixed 4,5% 9 938 – – Other unsecured debt Various Various Various 446 171 139 Total unsecured debt 13 239 4 271 3 617 Total long-term debt 23 872 15 909 15 884 Unamortised loan costs (amortised over period of debt using effective interest rate method) (71) (24) (35) 23 801 15 885 15 849 Repayable within one year included in short-term debt (refer note 23) (1 444) (3 057) (1 493) 22 357 12 828 14 356 5 This debt was transferred to held for sale during the current financial year. 6 Sasol Financing International Plc, an indirect 100% owned finance subsidiary of Sasol Limited, issued a US$1 billion bond which is listed on the New York Stock Exchange. Sasol Limited has fully and unconditionally guaranteed the bond (refer note 56). There are no restrictions on the ability of Sasol Limited to obtain funds from the finance subsidiary by dividend or loan.

145 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 18 Long-term financial liabilities Derivative instruments Forward exchange contracts 4 14 78 Interest rate derivatives 6 9 4 10 23 82 used for cash flow hedging – 1 5 held-for-trading 10 22 77 Non-derivative instruments Financial guarantees recognised 19 24 29 Less amortisation of financial guarantees (3) (5) (5) 16 19 24 Less short-term portion of financial guarantees 24 (4) (4) (3) 12 15 21 Arising on long-term financial instruments 22 38 103 Long-term financial liabilities include the revaluation of out-of-the-money derivative instruments, refer note 61. Fair value of derivative financial instruments The fair value of derivatives is based on market valuations. Fair value of long-term financial guarantees The fair value of long-term financial guarantees is calculated based on the present value of future principal and interest cash flows of the related debt, discounted at the market rate of interest at the reporting date, consistent with the method of calculation at the inception of the guarantee. The interest rates used range between 10,12% – 14,13% (2012: 13,16% – 13,29%; 2011: 13,16% – 13,29%). Fair value of financial liabilities 24 33 99

146 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements non-current liabilities continued for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 19 Long-term provisions Balance at beginning of year 11 205 9 043 7 587 Acquisition of business 54 10 – – Capitalised in property, plant and equipment and assets under construction 1 587 666 233 Reversal of rehabilitation provisions capitalised in property, plant and equipment 2 (203) (26) – Operating income charge 49 393 1 279 1 230 additional provisions and increases to existing provisions 1 787 785 1 190 reversal of unutilised amounts (387) (104) (12) effect of change in discount rate (1 007) 598 52 Notional interest 39 574 489 468 Utilised during year (cash flow) 49 (629) (493) (486) Reclassification to held for sale (86) – 4 Reclassification from short-term provisions 25 – – 23 Disposal of businesses 55 – (4) – Foreign exchange differences recognised in income statement 326 61 22 Translation of foreign operations 46 429 190 (38) Balance at end of year 13 606 11 205 9 043 Less short-term portion 25 (1 209) (687) (810) Long-term provisions 12 397 10 518 8 233 Comprising Environmental 9 884 8 911 6 900 Share-based payments 2 343 1 006 909 Other 1 379 1 288 1 234 provision against guarantees 277 368 405 long-term supply obligation 136 140 142 foreign early retirement provisions 162 219 224 other 804 561 463 13 606 11 205 9 043

147 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 for the year ended 30 June 2013 Rm 2012 Rm 2011 Rm 19 Long-term provisions continued Business segmentation South African energy cluster 5 982 6 654 5 254 ¦ Mining 1 022 1 029 815 ¦ Gas 329 211 178 ¦ Synfuels 4 182 5 013 3 931 ¦ Oil 449 401 330 International energy cluster 2 986 1 063 456 ¦ Synfuels International 344 196 157 ¦ Petroleum International 2 642 867 299 Chemical cluster 2 425 2 127 1 898 ¦ Polymers 220 183 176 ¦ Solvents 243 168 173 ¦ Olefins & Surfactants 961 838 749 ¦ Other chemical businesses 1 001 938 800 ¦ Other businesses 1 004 674 625 Total operations 12 397 10 518 8 233 Expected timing of future cash flows Within one year 1 209 687 810 One to five years 3 211 2 316 2 285 More than five years 9 186 8 202 5 948 13 606 11 205 9 043 Estimated undiscounted obligation 44 826 42 544 38 083 Environmental provisions Representing the estimated actual cash flows in the period in which the obligation is settled. In accordance with the group’s published environmental policy and applicable legislation, a provision for rehabilitation is recognised when the obligation arises. The environmental obligation includes estimated costs for the rehabilitation of coal mining, oil, gas and petrochemical sites. The amount provided is calculated based on currently available facts and applicable legislation. The determination of long-term provisions, in particular environmental provisions, remains a key area where management’s judgement is required. Estimating the future cost of these obligations is complex and requires management to make estimates and judgements because most of the obligations will only be fulfilled in the future and contracts and laws are often not clear regarding what is required. The resulting provisions could also be influenced by changing technologies and political, environmental, safety, business and statutory considerations. It is envisaged that, based on the current information available, any additional liability in excess of the amounts provided will not have a material adverse effect on the group’s financial position, liquidity or cash flow. The following risk-free rates were used to discount the estimated cash flows based on the underlying currency and time duration of the obligation. 2013% 2012% 2011 % South Africa 5,5 to 8,3 5,4 to 7,5 6,0 to 8,5 Europe 0,3 to 2,5 0,6 to 2,2 1,9 to 4,1 United States of America 0,4 to 3,5 0,5 to 2,5 0,4 to 4,1 Canada 1,1 to 3,3 1,0 to 2,6 1,2 to 4,1 2013 2012 2011

148 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements non-current liabilities continued for the year ended 30 June 2013 Rm 2012 Rm 2011 Rm 19 Long-term provisions continued A 1% point change in the discount rate would have the following effect on the long-term provisions recognised Increase in the discount rate (1 492) (1 275) (1 076) amount capitalised to property, plant and equipment (696) (304) (168) amount recognised in income statement (income) (796) (971) (908) Decrease in the discount rate 1 789 1 606 1 348 amount capitalised to property, plant and equipment 208 383 211 amount recognised in income statement (expense) 1 581 1 223 1 137 Environmental 2013 Rm Share-based payments* 2013 Rm Other 2013 Rm Total 2013 Rm Balance at beginning of year 8 911 1 006 1 288 11 205 Acquisition of business 8 2 – 10 Capitalised in property, plant and equipment and assets under construction 1 587 – – 1 587 Reversal of rehabilitation provisions capitalised in property, plant and equipment (203) – – (203) Operating income charge (1 247) 1 664 (24) 393 additional provisions and increases to existing provisions (178) 1 664 301 1 787 reversal of unutilised amounts (62) – (325) (387) effect of change in discount rate (1 007) – – (1 007) Notional interest 558 – 16 574 Utilised during year (cash flow) (154) (328) (147) (629) Reclassification to held for sale (86) – – (86) Foreign exchange differences recognised in income statement 264 – 62 326 Translation of foreign operations 246 (1) 184 429 Balance at end of year 9 884 2 343 1 379 13 606 * Refer note 45 for assumptions used in calculating the share-based payment provision (cash settled).

149 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 20 Post-retirement benefit obligations Post-retirement healthcare benefits 20.1 3 927 3 445 2 914 Pension benefits 20.2 5 090 3 570 2 370 Total post-retirement benefit obligations 9 017 7 015 5 284 Less short-term portion post-retirement healthcare benefits 25 (107) (97) (85) pension benefits 25 (69) (46) (39) 8 841 6 872 5 160 20.1 Post-retirement healthcare benefits The group provides post-retirement healthcare benefits to certain of its retirees, principally in South Africa and the United States of America. The method of accounting and the frequency of valuations for determining the liability are similar to those used for defined benefit pension plans. South Africa The post-retirement benefit plan provides certain healthcare and life assurance benefits to South African employees hired prior to 1 January 1998, who retire and satisfy the necessary requirements of the medical fund. Generally, medical coverage provides for a specified percentage of most medical expenses, subject to preset rules and maximum amounts. The cost of providing these contributions is shared with the retirees. The plan is unfunded. The accumulated post-retirement benefit obligation is accrued over the employee’s working life until full eligibility age. United States of America Certain other healthcare and life assurance benefits are provided for personnel employed in the United States of America. Generally, medical coverage pays a specified percentage of most medical expenses, subject to preset maximum amounts and reduced for payments made by healthcare provider, Medicare. The cost of providing these benefits is shared with the retirees. The plan is also unfunded. for the year ended 30 June South Africa United States of America Last actuarial valuation 31 March 2013 30 June 2013 Full/interim valuation Full Full Valuation method adopted Projected unit credit Projected unit credit Principal actuarial assumptions Weighted average assumptions used in performing actuarial valuation determined in consultation with independent actuaries. South Africa United States of America at valuation date 2013% 2012% 2013% 2012 % Healthcare cost inflation Initial 7,6 7,6 7,0* 7,0* Ultimate 7,6 7,6 5,5* 5,5* Discount rate 8,0 8,5 3,9 3,4 * The healthcare cost inflation rate in respect of the plans for the United States of America is capped. All future increases due to the healthcare cost inflation will be borne by the participants. Reconciliation of projected benefit obligation to the amount recognised in the statement of financial position for the year ended 30 June South Africa United States of America Total 2013 Rm 2012 Rm 2013 Rm 2012 Rm 2013 Rm 2012 Rm Projected benefit obligation 3 734 3 282 193 163 3 927 3 445 Less short-term portion (90) (83) (17) (14) (107) (97) Non-current post-retirement healthcare obligation 3 644 3 199 176 149 3 820 3 348

150 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements non-current liabilities continued 20 Post-retirement benefit obligations continued 20.1 Post-retirement healthcare benefits continued Reconciliation of the total post-retirement healthcare obligation recognised in the statement of financial position for the year ended 30 June South Africa United States of America Total 2013 Rm 2012 Rm 2013 Rm 2012 Rm 2013 Rm 2012 Rm Total post-retirement healthcare obligation at beginning of year 3 282 2 781 163 133 3 445 2 914 Acquisition of business 5 – 6 – 11 – Disposal of businesses (6) – – – (6) – Current service cost 65 77 4 2 69 79 Interest cost 206 249 6 6 212 255 Remeasurement losses/(gains) 246 255 (5) 10 241 265 actuarial gains – change in demographic assumptions – (1) – – – (1) actuarial losses/(gains) – change in financial assumptions 246 256 (5) 10 241 266 Benefits paid (64) (80) (15) (15) (79) (95) Translation of foreign operations – – 34 27 34 27 Total post-retirement healthcare obligation at end of year 3 734 3 282 193 163 3 927 3 445 Net post-retirement healthcare costs recognised in the income statement for the year ended 30 June South Africa United States of America Total 2013 Rm 2012 Rm 2013 Rm 2012 Rm 2013 Rm 2012 Rm Current service cost 65 77 4 2 69 79 Interest cost 206 249 6 6 212 255 Net periodic benefit cost 271 326 10 8 281 334 Remeasurement of the net post-retirement healthcare obligation for the year ended 30 June South Africa United States of America Total 2013 Rm 2012 Rm 2013 Rm 2012 Rm 2013 Rm 2012 Rm Actuarial gains arising from changes in demographic assumptions – (1) – – – (1) Actuarial losses/(gains) arising from changes in financial assumptions 246 256 (5) 10 241 266 Net remeasurement recognised in other comprehensive income 246 255 (5) 10 241 265

Changes to comparative information | Non-current assets | Current assets | Non-current liabilities | Current liabilities | Results of operations | Equity structure | Liquidity and capital resources | Other disclosures

20 Post-retirement benefit obligations *continued*

20.1 Post-retirement healthcare benefits *continued*

Sensitivity analysis

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the post-retirement healthcare benefits. A one percentage-point change in assumed healthcare cost trend rates could increase or decrease the relevant amount to:

	South Africa		United States of America	
for the year ended 30 June	1% point increase Rm	1% point decrease Rm	1% point increase Rm	1% point decrease Rm
2013				
Projected benefit obligations	**4 457**	**3 181**	**193***	**193***
2012				
Projected benefit obligations	3 920	2 793	163*	163*

* *A change in the healthcare cost inflation for the United States of America will not have an effect on the above components or the obligation as the employer's cost is capped and all future increases due to the healthcare cost inflation are borne by the participants.*

Discount rates have a significant effect on the amounts reported for the post-retirement healthcare benefits. A one percentage-point change in assumed discount rates could increase or decrease the relevant amount to:

	South Africa		United States of America	
for the year ended 30 June	1% point increase Rm	1% point decrease Rm	1% point increase Rm	1% point decrease Rm
2013				
Projected benefit obligations	**3 188**	**4 458**	**193***	**193***
2012				
Projected benefit obligations	2 805	3 908	163*	163*

* *A change in the healthcare cost inflation for the United States of America will not have an effect on the above components or the obligation as the employer's cost is capped and all future increases due to the healthcare cost inflation are borne by the participants.*

The weighted average duration of the post-retirement healthcare benefit obligation at 30 June 2013 is 12 years.

20.2 Pension benefits

The group operates or contributes to defined benefit pension plans and defined contribution plans in the countries in which it operates.

Contributions by the group and in some cases the employees are made for funds set up in South Africa and the United States of America, while no contributions are made for plans established in other geographic areas like Europe.

Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions. The benefits offered vary according to the legal, fiscal and economic conditions of each country.

South African operations

Background

Sasol contributes to a pension fund which provides defined post-retirement and death benefits based on final pensionable salary at retirement. Prior to 1 April 1994, this pension fund was open to all employees of the group in South Africa. In 1994, all members were given the choice to voluntarily transfer to the newly established defined contribution section of the pension fund and approximately 99% of contributing members chose to transfer to the defined contribution section. At that date the calculated actuarial surplus of approximately R1 250 million was apportioned to pensioners, members transferring to the defined contribution section and a R200 million balance was allocated within the pension fund to an employer's reserve.

The assets of the Sasol Pension Fund (the Fund) are held separately from those of the company in a trustee administered fund, registered in terms of the South African Pension Funds Act, 1956. Included in the Fund assets are 2 007 108 Sasol ordinary shares valued at R866 million at year end (2012 – 2 015 208 Sasol ordinary shares valued at R690 million) purchased under terms of an approved investment strategy.

151

152 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements non-current liabilities continued 20 Post-retirement benefit obligations continued 20.2 Pension benefits continued Contributions The annual pension charge is determined in consultation with the pension fund’s independent actuary and is calculated using assumptions consistent with those used at the last actuarial valuation of the pension fund. The Fund assets have been valued at fair value. The pension asset of R407 million (2012 – R313 million) in the statement of financial position represents the accumulated excess of the actual contributions paid to the pension fund in excess of the accumulated pension liability and the surplus that arose prior to 31 December 2002, to which the company is entitled in terms of the Surplus Apportionment Scheme as well as the rules of the fund. Members of the defined benefit section are required to contribute to the pension fund at the rate of 7,5% of pensionable salary. Sasol meets the balance of the cost of providing benefits. Company contributions are based on the results of the actuarial valuation of the pension fund in terms of South African legislation and are agreed by Sasol Limited and the pension fund trustees. Contributions, for the defined contributions section, are paid by the members and Sasol at fixed rates. Contributions to the defined contribution fund by the group for the year ended 30 June 2013 amounted to R1 287 million, comprising R857 million of contributions made by the employer and R430 million in respect of employees (2012 – R1 127 million, comprising R750 million of contributions made by the employer and R377 million in respect of employee contributions). Limitation of asset recognition In December 2001, the Pension Funds Second Amendment Act (the Act) was promulgated. The Act generally provides for the payment of enhanced benefits to former members, minimum pension increases for pensioners and the apportionment of any actuarial surplus existing in the Fund, at the apportionment date, in an equitable manner between existing members including pensioners, former members and the employer in such proportions as the trustees of the Fund shall determine. In terms of the Act, the Fund undertook a surplus apportionment exercise as at December 2002. The surplus apportionment exercise, and the 31 December 2002 statutory valuation of the Fund, was approved by the Financial Services Board on 26 September 2006. Payments of benefits to former members in terms of the surplus apportionment scheme have been substantially completed and an amount of R104 million (2012 – R101 million) has been set aside for members that have not claimed their benefits. Based on the latest actuarial valuation of the fund and the approval of the trustees of the surplus allocation, the company has an unconditional entitlement to only the funds in the employer surplus account and the contribution reserve. The estimated surplus due to the company amounted to approximately R407 million (2012 – R313 million) and has been included in the pension asset recognised in the current year. Membership A significant number of employees are covered by union sponsored, collectively bargained, and in some cases, multi employer defined contribution pension plans. Information from the administrators of these plans offering defined benefits is not sufficient to permit the company to determine its share, if any, of any unfunded vested benefits. The group occupies certain properties owned by the Sasol Pension Fund. The fair value of investment properties owned by the Sasol Pension Fund is R4 298 million as at 30 June 2013 (2012 – R3 604 million).

153 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 20 Post-retirement benefit obligations continued 20.2 Pension benefits continued Foreign operations Pension coverage for employees of the group’s international operations is provided through separate plans. The company systematically provides for obligations under such plans by depositing funds with trustees for those plans operating in the United States of America or by creation of accounting obligations for other plans. Pension fund assets The assets of the pension funds are invested as follows: at 30 June South Africa United States of America 2013% 2012% 2013% 2012 % Local equities 50 51 28 29 equity instrument funds – – 28 29 financial institutions 9 9 – – manufacturing industry 41 42 – – Foreign equities 13 11 12 13 equity instrument funds – – 12 13 financial institutions 1 1 – – manufacturing industry 12 10 – – Fixed interest 13 12 50 49 Property 20 19 6 6 retail 11 11 1 2 offices 2 3 2 1 other 7 5 3 3 Cash and cash equivalents 3 5 – – Other 1 2 4 3 Total 100 100 100 100 The pension fund assets are measured at fair value at valuation date. The fair value of the equity and debt instruments have been calculated by reference to quoted prices in an active market. The fair value of property and other assets has been determined by performing market valuations and using other valuation techniques at the end of each reporting period.

Sasol Limited group notes to the financials statements non-current liabilities *continued*

20 Post-retirement benefit obligations *continued*

20.2 Pension benefits *continued*

Investment strategy

The investment objectives of the group's pension plans are designed to generate returns that will enable the plans to meet their future obligations. The precise amount for which these obligations will be settled depends on future events, including the life expectancy of the plan's members and salary inflation. The obligations are estimated using actuarial assumptions, based on the current economic environment.

The pension plans seek to achieve total returns both sufficient to meet expected future obligations as well as returns greater than their policy benchmark reflecting the target weights of the asset classes used in its targeted strategic asset allocation.

In evaluating the strategic asset allocation choices, an emphasis is placed on the long-term characteristics of each individual asset class, and the benefits of diversification among multiple asset classes. Consideration is also given to the proper long-term level of risk for the plan, particularly with respect to the long-term nature of the plan's liabilities, the impact of asset allocation on investment results, and the corresponding impact on the volatility and magnitude of plan contributions and expense and the impact certain actuarial techniques may have on the plan's recognition of investment experience.

The trustees target the plans' asset allocation within the following ranges within each asset class:

	South Africa[1]		United States of America	
Asset classes	Minimum %	Maximum %	Minimum %	Maximum %
Equities				
local	45	60	25	65
foreign	5	15	–	25
Fixed interest	6	25	20	65
Property	10	35	–	20
Other	–	20	–	20

1 *Members of the scheme have a choice of four investment portfolios. The targeted allocation disclosed represents the moderate balanced investment portfolio which the majority of the members of the scheme have adopted. The total assets of the fund under these investment portfolios are R131 million, R31 787 million, R624 million and R17 million for the low portfolio, moderate portfolio, aggressive portfolio and money market portfolio, respectively. Defined benefit members' funds are invested in the moderate balanced portfolio. The money market portfolio is restricted to pensioners only.*

The trustees of the respective funds monitor investment performance and portfolio characteristics on a regular basis to ensure that managers are meeting expectations with respect to their investment approach. There are restrictions and controls placed on managers in this regard.

for the year ended 30 June	South Africa	United States of America	Europe
Last actuarial valuation	31 March 2013	30 June 2013	30 June 2013
Full/interim valuation	Full	Full	Full
Valuation method adopted	Projected unit credit	Projected unit credit	Projected unit credit

The plans have been assessed by the actuaries and have been found to be in sound financial positions.

Principal actuarial assumptions

Weighted average assumptions used in performing actuarial valuation determined in consultation with independent actuaries

			Foreign			
	South Africa		United States of America		Europe	
at valuation date	2013 %	2012 %	2013 %	2012 %	2013 %	2012 %
Discount rate	8,0	8,8	2,8	2,7	3,6	4,0
Average salary increases	7,1	7,1	4,2	4,2	2,9	2,9
Average pension increases	2,9	3,6	–	–	2,2	2,8

Assumptions regarding future mortality are based on published statistics and mortality tables.

Sasol annual financial statements 2013
154

155 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 20 Post-retirement benefit obligations continued 20.2 Pension benefits continued Reconciliation of the projected pension obligation recognised in the statement of financial position for the year ended 30 June South Africa Foreign Total 2013 Rm 2012 Rm 2013 Rm 2012 Rm 2013 Rm 2012 Rm Projected benefit obligation (funded obligation) 9 667 7 732 1 943 1 545 11 610 9 277 Plan assets (10 871) (8 811) (1 543) (1 237) (12 414) (10 048) Projected benefit obligation (unfunded obligation) – – 4 690 3 262 4 690 3 262 Asset not recognised due to asset limitation 797 766 – – 797 766 Net liability/(asset) recognised (407) (313) 5 090 3 570 4 683 3 257 Comprising Pension asset (refer note 8) (407) (313) – – (407) (313) Pension benefit obligation – – 5 090 3 570 5 090 3 570 Long-term portion – – 5 021 3 524 5 021 3 524 Short-term portion – – 69 46 69 46 Net liability/(asset) recognised (407) (313) 5 090 3 570 4 683 3 257 Reconciliation of projected benefit obligation (funded obligation) for the year ended 30 June South Africa United States of America Total 2013 Rm 2012 Rm 2013 Rm 2012 Rm 2013 Rm 2012 Rm Projected benefit obligation at beginning of year 7 732 6 719 1 545 1 064 9 277 7 783 Acquisition of business – – 89 – 89 – Current service cost 10 10 68 41 78 51 Interest cost 656 592 49 43 705 635 Remeasurement items 1 261 378 58 279 1 319 657 actuarial losses – change in demographic assumptions – – 1 – 1 – actuarial losses – change in financial assumptions 1 261 378 57 279 1 318 657 Member contributions 3 3 1 – 4 3 Benefits paid (589) (519) (244) (87) (833) (606) Translation of foreign operations – – 337 205 337 205 Curtailments and settlements – – 40 – 40 – Transfer from defined contribution plan1 594 549 – – 594 549 Projected benefit obligation at end of year 9 667 7 732 1 943 1 545 11 610 9 277 1 Amount represents retired employees from the defined contribution section of the plan, who, on retirement, have elected to participate in the defined benefit plan by purchasing a defined benefit pension from the fund.

156 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements non-current liabilities continued 20 Post-retirement benefit obligations continued 20.2 Pension benefits continued Reconciliation of projected benefit obligation (unfunded obligation) for the year ended 30 June Foreign Total 2013 Rm 2012 Rm 2013 Rm 2012 Rm Projected benefit obligation at beginning of year 3 262 2 306 3 262 2 306 Current service cost 102 72 102 72 Interest cost 150 137 150 137 Remeasurement losses 406 735 406 735 actuarial gains – change in demographic assumptions – (1) – (1) actuarial losses – change in financial assumptions 406 736 406 736 Benefits paid (93) (82) (93) (82) Translation of foreign operations 863 117 863 117 Disposal of business – (23) – (23) Projected benefit obligation at end of year 4 690 3 262 4 690 3 262 Reimbursement right recognised at fair value1 168 115 168 115 1 Certain of the foreign defined benefit plans have reimbursement rights under contractually agreed legal binding terms that match the amount and timing of some of the benefits payable under the plan. Those benefits have a present value of R168 million (2012 – R115 million) and have been recognised in long-term receivables. Reconciliation of plan assets of funded obligation for the year ended 30 June South Africa Foreign Total 2013 Rm 2012 Rm 2013 Rm 2012 Rm 2013 Rm 2012 Rm Fair value of plan assets at beginning of year 8 811 7 637 1 237 1 000 10 048 8 637 Acquisition of business – – 62 – 62 – Interest income 683 616 38 39 721 655 Plan participant contributions 3 3 – – 3 3 Employer contributions 5 5 66 57 71 62 Benefit payments (589) (519) (244) (87) (833) (606) Plan benefits – – 1 – 1 – Remeasurement items 1 365 520 117 22 1 482 542 return on plan assets (excluding interest income) 1 365 520 117 22 1 482 542 Translation of foreign operations – – 266 206 266 206 Transfer from defined contribution plan1 593 549 – – 593 549 Fair value of plan assets at end of year 10 871 8 811 1 543 1 237 12 414 10 048 1 Amount represents retired employees from the defined contribution section of the plan, who, on retirement, have elected to participate in the defined benefit plan by purchasing a defined benefit pension from the fund. Actual return on plan assets 2 048 1 136 155 61 2 203 1 197

157 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 20 Post-retirement benefit obligations continued 20.2 Pension benefits continued Net periodic pension cost/(gain) recognised in the income statement for the year ended 30 June South Africa Foreign Total 2013 Rm 2012 Rm 2013 Rm 2012 Rm 2013 Rm 2012 Rm Current service cost 10 10 170 113 180 123 Net interest cost (27) (24) 161 141 134 117 Net pension cost/(gain) (17) (14) 331 254 314 240 The current service cost and net interest cost for the year is included in employee costs in the income statement. The remeasurement of the net defined benefit liability/(asset) is included in the statement of comprehensive income. Remeasurement of the net defined benefit liability/(asset) for the year ended 30 June South Africa Foreign Total 2013 Rm 2012 Rm 2013 Rm 2012 Rm 2013 Rm 2012 Rm Return on plan assets (excluding amounts in net interest cost) (1 365) (520) (117) (22) (1 482) (542) Actuarial gains/(losses) arising from changes in demographic assumptions – – 1 (1) 1 (1) Actuarial gains arising from changes in financial assumptions 1 261 378 463 1 015 1 724 1 393 Changes in asset limitation 31 112 – – 31 112 Net remeasurement recognised in other comprehensive income (73) (30) 347 992 274 962 Contributions Funding is based on actuarially determined contributions. The following table sets forth the projected pension contributions for the 2014 financial year. South Africa Rm Foreign Rm Pension contributions 12 65 Sensitivity analysis Average salary increases have a significant effect on the amounts reported for the net post-retirement defined pension benefits. A one percentage-point change in assumed salary increase rates could increase or decrease the relevant amount to: South Africa Foreign 1% point increase Rm 1% point decrease Rm 1% point increase Rm 1% point decrease Rm 2013 Projected benefit obligation 9 696 9 641 6 711 6 296

158 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements non-current liabilities continued 20 Post-retirement benefit obligations continued 20.2 Pension benefits continued Discount rates have a significant effect on the amounts reported for the post-retirement pension benefits. A one percentage-point change in assumed healthcare cost trend rates could increase or decrease the relevant amount to: South Africa Foreign 1% point increase Rm 1% point decrease Rm 1% point increase Rm 1% point decrease Rm 2013 Projected benefit obligation 9 611 9 739 5 802 7 442 The weighted average duration of the post-retirement defined pension obligation at 30 June 2013 is 17 years. for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 21 Long-term deferred income Total deferred income 376 542 613 Short-term portion 26 (71) (87) (115) 305 455 498 Amounts received in respect of capital investment, to be recognised in income over the useful lives of the underlying assets, as well as emission rights received to be recognised in the income statement as the emissions are generated. 22 Deferred tax Reconciliation Balance at beginning of year 12 325 10 860 8 888 Acquisition of business 54 193 – – Disposal of businesses 55 11 – – Current year charge 1 035 1 105 2 129 per the income statement 40 1 172 1 479 1 998 per the statement of comprehensive income 43 (137) (374) 131 Reclassification to held for sale (11) – – Transactions with non-controlling shareholders in subsidiaries (11) 35 – Foreign exchange differences recognised in income statement 225 152 (83) Translation of foreign operations 46 88 173 (74) Balance at end of year 13 855 12 325 10 860 Comprising Deferred tax assets (2 318) (1 514) (1 101) Deferred tax liabilities 16 173 13 839 11 961 13 855 12 325 10 860 Deferred tax assets and liabilities are determined based on the tax status and rates of the underlying entities. Attributable to the following tax jurisdictions ¦ South Africa 12 079 10 872 9 200 ¦ United States of America 531 218 409 ¦ Germany 34 354 581 ¦ Mozambique 1 397 1 040 735 ¦ Italy (551) (444) (273) ¦ Other 365 285 208 13 855 12 325 10 860

159 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 22 Deferred tax continued Deferred tax is attributable to the following temporary differences Assets Property, plant and equipment 348 455 533 Short- and long-term provisions (1 783) (1 109) (883) Calculated tax losses (642) (563) (418) Other (241) (297) (333) (2 318) (1 514) (1 101) Liabilities Property, plant and equipment 20 890 18 352 15 924 Other intangible assets 164 74 74 Current assets (837) (391) (253) Short- and long-term provisions (3 463) (3 404) (2 954) Calculated tax losses (384) (696) (865) Other (197) (96) 35 16 173 13 839 11 961 Deferred tax assets have been recognised for the carry forward amount of unused tax losses relating to the group’s operations where, among other things, taxation losses can be carried forward indefinitely and there is evidence that it is probable that sufficient taxable profits will be available in the future to utilise all tax losses carried forward. Deferred tax assets are not recognised for carry forward of unused tax losses when it cannot be demonstrated that it is probable that taxable profits will be available against which the deductible temporary difference can be utilised. for the year ended 30 June 2013 Rm 2012 Rm 2011 Rm Calculated tax losses (before applying the applicable tax rate) Available for offset against future taxable income 15 220 12 619 8 414 Utilised against the deferred tax balance (3 722) (4 100) (3 158) Not recognised as a deferred tax asset 11 498 8 519 5 256 Deferred tax assets have been recognised to the extent that it is probable that the entities will generate future taxable income against which these tax losses can be utilised. A portion of the estimated tax losses available may be subject to various statutory limitations as to its usage. Calculated tax losses carried forward that have not been recognised Expiry between one and two years – – 588 Expiry between two and five years – – 993 Expiry thereafter 10 170 6 657 2 699 Indefinite life 1 328 1 862 976 11 498 8 519 5 256

160 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements non-current liabilities continued for the year ended 30 June 2013 Rm 2012 Rm 2011 Rm 22 Deferred tax continued Unremitted earnings of subsidiaries, associates and incorporated joint ventures Provisions are not recognised for the income tax effect that may arise on the remittance of unremitted earnings by subsidiaries, associates and incorporated joint ventures. It is management’s intention that, where there is no double taxation relief, these earnings will be permanently re-invested in the group. Unremitted earnings at end of year that would be subject to dividend withholding tax 7 712 7 189 7 100 Europe 1 501 1 470 1 373 Rest of Africa 1 440 1 409 1 250 United States of America 391 315 339 Qatar 3 053 2 805 3 000 Other 1 327 1 190 1 138 Tax effect if remitted 110 133 125 Europe 55 69 67 Rest of Africa 1 3 4 United States of America 29 32 17 Other 25 29 37 Secondary Taxation on Companies (STC) Up to 31 March 2012, STC was a tax levied on South African companies at a rate of 10,0% (before 1 October 2007 – 12,5%) on dividends distributed. Current and deferred tax for periods prior to 1 April 2012 were measured at the tax rate applicable to undistributed income and therefore only took STC into account to the extent that dividends had been received or paid. On declaration of a dividend, the company included the STC on the dividend in its computation of the income tax expense in the period of such declaration. Undistributed earnings that would be subject to STC 110 172 Tax effect if distributed 11 017 Available STC credits at end of year 159 Dividend withholding tax On 1 April 2012, STC was replaced with a dividend withholding tax. Subsequent to 1 April 2012, any outstanding STC credits can be carried forward for a period of three years. The company may utilise the available STC credits to reduce the liability for dividend withholding tax of the beneficial holder of the share. The company has not recognised deferred tax assets relating to these STC credits at 30 June 2013 (2012 – Rnil). Dividend withholding tax is payable at a rate of 15% on dividends distributed to shareholders. Dividends paid to companies and certain other institutions and certain individuals are not subject to this withholding tax. This tax is not attributable to the company paying the dividend but is collected by the company and paid to the tax authorities on behalf of the shareholder. On receipt of a dividend, the company includes the dividend withholding tax on this dividend in its computation of the income tax expense in the period of such receipt. Undistributed earnings at end of year that would be subject to dividend withholding tax withheld by the company on behalf of shareholders 147 123 125 283 Maximum withholding tax payable by shareholders if distributed to individuals 22 068 18 792

161 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 notes to the financial statements current liabilities for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 23 Short-term debt Revolving credit facility 257 – – Bank loans – 15 75 Other – – 34 Short-term debt 257 15 109 Short-term portion of long-term debt 17 1 444 3 057 1 493 1 701 3 072 1 602 Reconciliation Balance at beginning of year 15 109 456 Loans raised 2 049 41 118 Loans repaid (1 834) (153) (413) Translation effect of foreign currency loans (2) 1 – Translation of foreign operations 46 29 17 (52) Balance at end of year 257 15 109 All short-term debt is interest bearing and bears interest at market related rates. The weighted average interest rate applicable to short-term debt for the year was approximately 1,43% (2012 – 0,03%; 2011 – 2,42%). Security All short-term debt is unsecured. Fair value of short-term debt The carrying value of short-term external debt approximates fair value because of the short period to maturity. The fair value of the short-term portion of long-term debt is disclosed in note 17. 24 Short-term financial liabilities Derivative instruments Forward exchange contracts 185 119 118 Interest rate derivatives 11 12 15 196 131 133 used for cash flow hedging 5 22 48 held for trading 191 109 85 Non-derivative instruments Short-term portion of financial guarantees 18 4 4 3 Arising on short-term financial instruments 200 135 136 Short-term financial liabilities include the revaluation of out-of-the-money derivative instruments, refer note 61. Fair value of derivative financial instruments The fair value of derivatives is based upon market valuations. Note 2013 Rm 2012 Rm 2011 Rm Short-term debt 23 1 701 3 072 1 602 Short-term financial liabilities 24 200 135 136 Short-term provisions 25 4 317 3 267 2 760 Short-term deferred income 26 1 171 737 885 Tax payable 27 1 407 546 725 Trade payables and accrued expenses 28 21 199 17 559 16 718 Other payables 29 5 383 5 351 4 239 Bank overdraft 16 747 222 209 36 125 30 889 27 274

162 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements current liabilities continued for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 25 Short-term provisions Employee provisions 76 75 144 Insurance related provisions 59 52 88 Provision in respect of EGTL1 1 638 1 353 1 124 Provision against guarantees 364 292 178 Other provisions 795 665 292 2 932 2 437 1 826 Short-term portion of long-term provisions 19 1 209 687 810 post-retirement benefit obligations 20 176 143 124 4 317 3 267 2 760 Reconciliation Balance at beginning of year 2 437 1 826 2 041 Disposal of businesses 55 (7) (1) – Net income statement movement 31 508 (163) Reclassification to long-term provisions 19 – – (23) Other movements in short-term provisions – 27 – Foreign exchange differences recognised in income statement 337 41 (25) Translation of foreign operations 46 134 36 (4) Balance at end of year 2 932 2 437 1 826 1 A provision in respect of the fiscal arrangements relating to the Escravos GTL project amounting to US$166 million (R1 638 million) has been recognised at 30 June 2013 (2012 – R1 353 million; 2011 – R1 124 million). 26 Short-term deferred income Short-term portion of long-term deferred income 21 71 87 115 Short-term deferred income 1 100 650 770 1 171 737 885 Short-term deferred income relates mainly to amounts received in advance that can only be utilised on the occurrence of specific events, the sale of fuel to be recognised in income when ownership of inventory passes, as well as emission rights received to be recognised in income as the emissions are generated. 27 Tax paid Net amounts unpaid at beginning of year (221) (676) (194) Net interest and penalties on tax (8) (10) 2 Income tax per income statement 40 (11 425) (10 267) (7 198) Acquisition of business 54 (2) – – Reclassification to held for sale 11 67 – – Disposal of businesses 55 (2) – (1) Foreign exchange differences recognised in income statement (15) (10) 3 Translation of foreign operations 46 (71) (18) 21 (11 677) (10 981) (7 367) Net tax payable per statement of financial position 1 229 221 676 tax payable 1 407 546 725 tax receivable (178) (325) (49) Per the statement of cash flows (10 448) (10 760) (6 691) Comprising Normal tax South Africa (8 341) (7 767) (4 633) foreign (2 038) (1 945) (1 284) Dividend withholding tax (69) (16) – STC – (1 032) (774) (10 448) (10 760) (6 691)

163 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 for the year ended 30 June 2013 Rm 2012 Rm 2011 Rm 28 Trade payables and accrued expenses Trade payables 14 630 12 333 11 787 Accrued expenses 2 323 1 482 1 344 Related party payables 479 695 833 third parties 27 258 111 joint ventures 452 437 722 17 432 14 510 13 964 Duties payable to revenue authorities 3 008 2 700 2 401 Value added tax 759 349 353 21 199 17 559 16 718 Age analysis of trade payables Not past due date 13 108 11 148 10 763 Past due 0 – 30 days 1 103 670 465 Past due 31 – 150 days 328 358 444 Past due 151 days – one year 47 120 55 More than one year 44 37 60 14 630 12 333 11 787 No individual vendor represents more than 10% of the group’s trade payables. Fair value of trade payables and accrued expenses The carrying value approximates fair value because of the short period to settlement of these obligations. 29 Other payables Employee related payables 3 887 3 319 3 162 Insurance related payables 127 347 271 Fuel related payables* – 68 444 Other payables 1 369 1 617 362 5 383 5 351 4 239 * Relates to the over recovery by Sasol Oil on regulated fuel prices, which will be settled by future changes in the regulated fuel price and commitments to purchase petroleum products from other oil companies. Fair value of other payables The carrying value approximates fair value because of the short period to maturity.

Sasol Limited group 164 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 notes to the financial statements results of operations for the year ended 30 June 2013 Rm 2012 Rm 2011 Rm 30 Turnover Sale of products 179 578 167 893 141 018 Services rendered 1 162 1 027 867 Other trading income 529 526 551 181 269 169 446 142 436 Comprising Within South Africa 88 519 83 692 69 504 Exported from South Africa 22 880 20 920 19 192 Outside South Africa 69 870 64 834 53 740 181 269 169 446 142 436 Turnover generated within South Africa includes sales of products manufactured and sold, or services rendered, to customers inside South Africa. Exported from South Africa relates to sales of products manufactured in South Africa and sold elsewhere, while outside South Africa relates to goods manufactured outside South Africa, irrespective of where they are sold as well as services rendered outside South Africa. Note 2013 Rm 2012 Rm 2011 Rm Turnover 30 181 269 169 446 142 436 Materials, energy and consumables used 31 (77 538) (80 410) (66 127) Other operating expenses 32 (9 692) (9 874) (8 474) Other operating income 33 1 952 1 416 1 088 Translation gains/(losses) 34 899 243 (1 016) Employee related expenditure 35 (23 476) (19 465) (18 133) Financial instruments expenses 36 65 (275) (99) Finance income 37 708 796 991 Share of profit of associates, net of tax 38 445 479 292 Finance costs 39 (2 002) (2 030) (1 817) Taxation 40 (12 597) (11 746) (9 196) Remeasurement items affecting operating profit 41 (6 487) (1 860) (426) Rand Rand Rand Earnings per share 42 43,38 39,10 32,97 Dividend per share 42 19,00 17,50 13,00 Rm Rm Rm Other comprehensive income, net of tax 43 7 822 3 280 (1 606)

165 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 for the year ended 30 June 2013 Rm 2012 Rm 2011 Rm 30 Turnover continued Business segmentation South African energy cluster 75 224 74 291 60 672 ¦ Mining 1 833 2 256 2 029 ¦ Gas 4 524 3 967 3 170 ¦ Synfuels 1 508 1 268 1 208 ¦ Oil 67 359 66 800 54 265 International energy cluster 7 429 6 960 4 926 ¦ Synfuels International 5 252 5 182 3 715 ¦ Petroleum International 2 177 1 778 1 211 Chemical cluster 98 606 88 145 76 811 ¦ Polymers 22 957 19 952 16 985 ¦ Solvents 19 513 17 429 16 156 ¦ Olefins & Surfactants 40 580 37 044 31 116 ¦ Other chemical businesses 15 556 13 720 12 554 ¦ Other businesses 10 50 27 Total operations 181 269 169 446 142 436 31 Materials, energy and consumables used Cost of raw materials 69 335 73 168 60 258 Cost of electricity and other consumables used in production process 8 203 7 242 5 869 77 538 80 410 66 127 Costs relating to items that are consumed in the manufacturing process, including changes in inventories and distribution costs up until the point of sale. 32 Other operating expenses Rentals 1 013 862 772 Insurance 516 438 535 Computer costs 1 514 1 403 1 286 Hired labour 841 503 405 Audit fees 84 83 72 Professional fees 2 034 1 567 1 216 Other 3 690 5 018 4 188 9 692 9 874 8 474 33 Other operating income Emission rights received 129 128 79 Gain on hedging activities 262 335 276 Bad debts recovered 15 15 2 Insurance proceeds 173 39 46 Other 1 373 899 685 1 952 1 416 1 088 Revenue derived from trade activities other than product sales, services rendered and commission received.

166 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements results of operations continued for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 34 Translation gains/(losses) Arising from Forward exchange contracts 1 949 548 (422) Trade receivables 2 126 1 035 (301) Trade payables (1 594) (269) 96 (Loss)/gain on translation of foreign currency loans (542) (1 471) 44 Realisation of foreign currency translation reserve 46 – – 2 Other (1 040) 400 (435) 899 243 (1 016) Differences arising on the translation of monetary assets and liabilities from one currency into the functional currency of the group at a different exchange rate. 2013 Number 2012 Number 2011 Number 35 Employee related expenditure The total number of permanent and non-permanent employees, excluding contractors and associates’ employees, and including a proportionate share of employees within joint venture entities is analysed below: ¦ Permanent employees 34 555 33 992 32 866 ¦ Non-permanent employees 916 924 842 35 471 34 916 33 708 The number of employees by principle location of employment is analysed as follows: Business segmentation South African energy cluster 15 901 15 494 14 909 ¦ Mining 8 140 7 800 7 425 ¦ Gas 317 291 273 ¦ Synfuels 5 764 5 554 5 376 ¦ Oil 1 680 1 849 1 835 International energy cluster 1 088 1 062 828 ¦ Synfuels International 601 604 514 ¦ Petroleum International 487 458 314 Chemical cluster 11 173 11 320 11 476 ¦ Polymers 2 051 2 045 2 013 ¦ Solvents 1 471 1 454 1 509 ¦ Olefins & Surfactants 2 907 2 869 2 886 ¦ Other chemical businesses 4 744 4 952 5 068 ¦ Other businesses 7 309 7 040 6 495 Total operations 35 471 34 916 33 708

167 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 35 Employee related expenditure continued Analysis of employee costs Labour 23 000 19 829 17 401 salaries, wages and other employee related expenditure 22 405 19 255 16 901 post employment benefits 595 574 500 Share-based payment expenses1 45 2 038 691 1 506 Total employee related expenditure 25 038 20 520 18 907 Less costs capitalised to projects (1 562) (1 055) (774) Total employee cost recognised in income statement 23 476 19 465 18 133 1 Excluding the Ixia Coal transaction in 2011. Costs attributed to wages, salaries, allowances and overtime paid to employees occupying approved positions, including share-based payments for the cash settled and equity settled schemes. 36 Financial instruments expenses Net loss/(gain) on derivative instruments held-for-trading 103 (214) 118 revaluation of crude oil derivatives 102 (214) 118 revaluation of cross currency swaps 1 – – Impairment of trade receivables raised during year 13 (72) (135) (293) released during year 13 34 74 76 65 (275) (99) Financial instruments expenses recognised in the income statement. 37 Finance income Dividends received from investments available-for-sale 51 24 22 40 South Africa – 1 3 outside South Africa 24 21 37 Interest received 51 681 766 943 South Africa 403 481 776 outside South Africa 278 285 167 Notional interest received 3 8 8 708 796 991 Interest received on investments available-for-sale 4 1 1 investment held-to-maturity 22 26 29 loans and receivables 180 203 174 cash and cash equivalents 475 536 739 681 766 943

168 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements results of operations continued for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 38 Share of profit of associates, net of tax Profit before tax 599 621 388 Taxation (154) (142) (96) 445 479 292 Dividends received from associates 7 384 361 397 Business segmentation ¦ Synfuels 4 5 5 ¦ Polymers 457 474 286 ¦ Olefins & Surfactants (1) (2) (1) ¦ Other businesses (15) 2 2 Total operations 445 479 292 39 Finance costs Bank overdraft 18 29 19 Debt 774 558 506 Preference share dividends 712 822 677 Finance leases 50 26 75 Other 161 117 100 1 715 1 552 1 377 Amortisation of loan costs 15 13 15 Notional interest 19 574 489 468 Total finance costs 2 304 2 054 1 860 Amounts capitalised to assets under construction 3 (302) (24) (43) Income statement charge 2 002 2 030 1 817 Total finance costs comprise South Africa 1 884 1 713 1 555 Outside South Africa 420 341 305 2 304 2 054 1 860 Total finance costs before amortisation of loan costs and notional interest 1 715 1 552 1 377 Less interest accrued on debt 17 (1 033) (886) (479) Less interest paid on tax payable (26) – – Per the statement of cash flows 656 666 898

169 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 40 Taxation South African normal tax 9 355 7 358 5 235 current year 9 415 7 529 5 249 prior years (60) (171) (14) Dividend withholding tax 69 16 – STC – 1 032 771 Foreign tax 2 001 1 861 1 192 current year 1 989 1 912 1 212 prior years 12 (51) (20) Income tax 27 11 425 10 267 7 198 Deferred tax – South Africa 22 1 324 1 711 1 491 current year 1 283 1 554 1 435 prior years 41 157 56 Deferred tax – foreign 22 (152) (232) 507 current year (148) (69) 816 prior years – 8 (98) recognition of deferred tax assets* (4) (171) (211) 12 597 11 746 9 196 * Included in the charge per the income statement is the recognition of an amount of R4 million (2012 – R171 million; 2011 – R211 million) relating to a deferred tax asset not previously recognised due to the uncertainty previously surrounding the utilisation thereof in future years. Business segmentation South African energy cluster 10 074 8 955 6 292 ¦ Mining 617 698 687 ¦ Gas 1 131 967 841 ¦ Synfuels 7 853 6 901 4 481 ¦ Oil 473 389 283 International energy cluster 771 806 498 ¦ Synfuels International 60 105 109 ¦ Petroleum International 711 701 389 Chemical cluster 681 1 062 1 778 ¦ Polymers (565) (360) 6 ¦ Solvents 285 443 451 ¦ Olefins & Surfactants 966 448 665 ¦ Other chemical businesses (5) 531 656 ¦ Other businesses 1 071 923 628 Total operations 12 597 11 746 9 196

170 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements results of operations continued for the year ended 30 June 2013% 2012% 2011% 40 Taxation continued Reconciliation of effective tax rate The table below shows the difference between the South African enacted tax rate (28%) compared to the tax rate in the income statement. Total income tax expense differs from the amount computed by applying the South African normal tax rate to profit before tax. The reasons for these differences are: South African normal tax rate 28,0 28,0 28,0 Increase in rate of tax due to STC – 2,9 2,6 disallowed preference share dividend 0,5 0,6 0,6 disallowed expenditure 4,7 2,4 1,8 disallowed share-based expenses 0,3 0,4 1,4 disallowed expenditure on fines – – 0,1 new tax losses recognised – – 0,1 tax losses not recognised 2,1 3,5 1,1 other adjustments 1,0 0,3 1,1 36,6 38,1 36,8 Decrease in rate of tax due to exempt income (2,2) (1,7) (1,1) different foreign tax rate (0,5) (1,5) (1,5) recognition of deferred tax assets – (0,5) (0,7) utilisation of tax losses (1,2) (1,3) (1,5) prior year adjustments – (0,1) (0,3) other adjustments (1,0) (0,4) (0,4) Effective tax rate 31,7 32,6 31,3 Note 2013 Rm 2012 Rm 2011 Rm 41 Remeasurement items affecting operating profit Impairment of (6 102) (1 642) (190) property, plant and equipment 2 (3 817) (572) (49) assets under construction 3 (2 096) (879) (2) other intangible assets 5 (131) (127) (16) goodwill 4 (48) – – investment in associate 7 – (64) (123) other assets (10) – – Reversal of impairment of 107 12 535 property, plant and equipment 2 8 – 529 assets under construction 3 – – 2 other intangible assets 5 38 12 4 investment in associate 7 61 – – Profit/(loss) on disposal of 86 499 29 property, plant and equipment 7 138 14 other intangible assets (6) – – investment in associate – 7 6 investments in businesses 85 354 9 Fair value gain on acquisition of business 233 – – Scrapping of property, plant and equipment (238) (212) (267) Scrapping of assets under construction (104) (247) (92) Write-off of unsuccessful exploration wells 3 (469) (270) (441) 49 (6 487) (1 860) (426) Tax effect thereon 49 892 (61) (106) (5 595) (1 921) (532)

sasol reaching new frontiers

for the year ended 30 June	Gross 2013 Rm	Tax 2013 Rm	Non-controlling interest 2013 Rm	Net 2013 Rm
41 Remeasurement items affecting operating profit *continued*				
Earnings effect of remeasurement items				
Impairment of	(6 102)	815	–	(5 287)
property, plant and equipment	(3 817)	206	–	(3 611)
assets under construction	(2 096)	583	–	(1 513)
other intangible assets	(131)	24	–	(107)
goodwill	(48)	–	–	(48)
other assets	(10)	2	–	(8)
Reversal of impairment of property, plant and equipment	8	–	–	8
Reversal of impairment of other intangible assets	38	(4)	–	34
Reversal of impairment of investment in associate	61	–	–	61
Profit/(loss) on disposal of	86	(5)	–	81
property, plant and equipment	7	(3)	–	4
other intangible assets	(6)	1	–	(5)
investments in businesses	85	(3)	–	82
Fair value gain on acquisition of business	233	–	–	233
Scrapping of property, plant and equipment	(238)	56	–	(182)
Scrapping of assets under construction	(104)	20	–	(84)
Write-off of unsuccessful exploration wells	(469)	10	–	(459)
	(6 487)	892	–	(5 595)

Impairment/reversal of impairments

The group's non-financial assets, other than inventories and deferred tax assets, are reviewed for impairment at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger cash generating unit to which it belongs.

Value in use calculations

The recoverable amount of the assets reviewed for impairment is determined based on value in use calculations. Key assumptions relating to this valuation include the discount rate and cash flows used to determine the value in use. Future cash flows are estimated based on financial budgets approved by management covering a three, five and ten year period and are extrapolated over the useful life of the assets to reflect the long-term plans for the group using the estimated growth rate for the specific business or project. The estimated future cash flows and discount rates used are post-tax, based on an assessment of the current risks applicable to the specific entity and country in which it operates. Discounting post-tax cash flows at a post-tax discount rate yields the same result as discounting pre-tax cash flows at a pre-tax discount rate.

Management determines the expected performance of the assets based on past performance and its expectations of market development. The weighted average growth rates used are consistent with the increase in the geographic segment long-term Producer Price Index. Estimations are based on a number of key assumptions such as volume, price and product mix which will create a basis for future growth and gross margin. These assumptions are set in relation to historic figures and external reports on market growth. If necessary, these cash flows are then adjusted to take into account any changes in assumptions or operating conditions that have been identified subsequent to the preparation of the budgets.

The weighted average cost of capital rate (WACC) is derived from a pricing model based on credit risk and the cost of the debt. The variables used in the model are established on the basis of management judgement and current market conditions. Management judgement is also applied in estimating the future cash flows of the cash generating units. These values are sensitive to the cash flows projected for the periods for which detailed forecasts are not available and to the assumptions regarding the long-term sustainability of the cash flows thereafter.

171

Changes to comparative information
Non-current assets
Current assets
Non-current liabilities
Current liabilities
Results of operations
Equity structure
Liquidity and capital resources
Other disclosures

172 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements results of operations continued 2013 2012 2011 41 Remeasurement items affecting operating profit continued Main assumptions used for value in use calculations Long-term average crude oil price (Brent) (nominal) US$bbl 113,80 119,15 113,50 Long-term average gas price excluding margins (real) US$mmbtu 5,60 5,50 5,50 Long-term average rand/US$ exchange rate 10,17 9,92 9,25 South Africa North America Europe % % % Growth rate – long-term producer price index (PPI) 2013 5,00 1,50 1,50 Discount rate – weighted average cost of capital (WACC) 2013 12,95 8,00 8,00 – 11,20 Growth rate – long-term producer price index (PPI) 2012 4,80 1,50 1,50 Discount rate – weighted average cost of capital (WACC) 2012 12,95 8,00 8,00 – 8,70 Sensitivity to changes in assumptions Management has considered the sensitivity of the value in use calculations to various key assumptions such as crude oil and gas prices, commodity prices and exchange rates. These sensitivities have been taken into consideration in determining the required impairments and reversals of impairments. With regards to the impairment recognised in respect of the Sasol Wax SA business, the FTWEP project is particularly sensitive to changes in the exchange rate. A change in the exchange rate would significantly affect the calculated value in use. Significant (impairments)/reversal of impairment of assets Business segmentation Property, plant and equipment Gross 2013 Rm Assets under construction Gross 2013 Rm Other intangible assets Gross 2013 Rm Investment in associate Gross 2013 Rm Goodwill Gross 2013 Rm Other assets Gross 2013 Rm Total Gross 2013 Rm Sasol Wax – Sasol Wax South Africa Other chemical businesses – (2 030) – – (3) – (2 033) Sasol Polymers – Investment in Arya Sasol Polymer Company (ASPC) joint venture Polymers (3 611) – – – – – (3 611) Sasol Solvents – Solvents Germany Solvents (165) (9) (46) – – (8) (228) Investment in associate – Wesco China Limited Polymers – – – 61 – – 61 Tosas – impairment of goodwill Oil – – – – (45) – (45) Emission rights – net impairment Other chemical businesses – – (47) – – – (47) Other Various (33) (57) – – – (2) (92) (3 809) (2 096) (93) 61 (48) (10) (5 995)

sasol
reaching new frontiers

Changes to comparative information
Non-current assets
Current assets
Non-current liabilities
Current liabilities
Results of operations
Equity structure
Liquidity and capital resources
Other disclosures

41 Remeasurement items affecting operating profit *continued*

Sasol Wax – Sasol Wax South Africa

In 2009, the Sasol Limited board approved the construction of the Fischer Tropsch Wax Expansion Project (FTWEP) with an estimated end of job cost of R8,3 billion which would form part of the Sasol Wax South Africa cash generating unit. Due to the volatile macroeconomic environment and increased costs relating primarily to construction delays and poor labour productivity, an impairment review was performed. After a robust reassessment of the FTWEP project economics, Sasol Wax South Africa was impaired by R2 033 million at 30 June 2013 based on the value in use being lower than the carrying value. The discount rate used to calculate the value in use was 12,95%.

The estimated total cost of the project is R11,9 billion. Phase 1 of the project is expected to be completed by the first half of the 2014 calendar year and phase 2 will be completed by August 2016.

Sasol will continue to review the recoverable amount of these assets in light of changes in exchange rates.

Sasol Polymers – Investment in ASPC joint venture

ASPC is a 50% joint venture of Sasol Polymers International Investments situated in Iran. Due to the volatile political environment and on-going economic sanctions from the United Nations, United States and European Union against Iran coupled with operational risks related to increases in feedstock prices, lack of technical support and inability to access shipping lines and management's intention to dispose of the asset, an impairment review was performed based on the current business model.

On 25 November 2011, the Sasol Limited board approved the commencement of negotiations to sell Sasol's share in ASPC. Management has been actively trying to dispose of the asset and has no intention of keeping the asset and recovering cash flows from the asset through use, but rather to recover the asset through sale. Accordingly, fair value less cost to sell was used to determine the recoverable amount. Based on the indicative offer received in the memorandum of understanding signed with a purchaser, an impairment of R3 611 million was recognised in 2013.

Sasol Solvents – Solvents Germany

Across the chemical businesses, chemical product margins have continued to be under pressure as feedstock price increases outweighed the increases in selling prices. Accordingly, an impairment review was performed and the results thereof indicated that the value in use was lower than the carrying value resulting in an impairment of R242 million. The discount rate used to calculate the value in use was 8,00%.

42 Earnings and dividends per share

Earnings per share (EPS) is derived by dividing attributable earnings by the weighted average number of shares, after taking the share repurchase programme and the Sasol Inzalo share transaction into account. Appropriate adjustments are made in calculating diluted, headline and diluted headline earnings per share.

Diluted earnings per share (DEPS) reflect the potential dilution that could occur if all of the group's outstanding share options were exercised and the effects of all dilutive potential ordinary shares resulting from the Sasol Inzalo share transaction. The number of shares outstanding is adjusted to show the potential dilution if employee share options and Sasol Inzalo share rights are converted into ordinary shares and the ordinary shares that will be issued to settle the A and B preference shares in the Sasol Inzalo share transaction.

	Number of shares		
for the year ended 30 June	**2013 million**	2012 million	2011 million
Weighted average number of shares	**605,7**	603,2	600,4
Potential dilutive effect of outstanding share options	**1,1**	2,9	4,0
Potential dilutive effect of Sasol Inzalo transaction*	**–**	10,1	10,1
Diluted weighted average number of shares for DEPS	**606,8**	616,2	614,5
Potential dilutive effect of Sasol Inzalo transaction	**7,7**	N/A	N/A
Diluted weighted average number of shares for diluted headline EPS	**614,5**	616,2	614,5

* The Sasol Inzalo transaction is not dilutive for EPS in 2013.

The diluted weighted average number of shares in issue does not include the effect of ordinary shares issuable upon the conversion of Sasol Inzalo share rights in respect of The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust, as their effect is currently not dilutive.

173

174 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements results of operations continued for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 42 Earnings and dividends per share continued Diluted earnings is determined as follows Earnings attributable to owners of Sasol Limited 26 278 23 583 19 794 Finance costs on potentially dilutive shares relating to the Sasol Inzalo share transaction* – 421 393 Diluted earnings 26 278 24 004 20 187 Headline earnings is determined as follows Earnings attributable to owners of Sasol Limited 26 278 23 583 19 794 Adjusted for effect of remeasurement items 41 6 487 1 860 426 tax effect thereon 41 (892) 61 106 Headline earnings 31 873 25 504 20 326 Finance costs on potentially dilutive shares relating to the Sasol Inzalo share transaction 405 421 393 Diluted headline earnings 32 278 25 925 20 719 * The Sasol Inzalo transaction is not dilutive for EPS in 2013. for the year ended 30 June 2013 Rand 2012 Rand 2011 Rand Earnings attributable to owners of Sasol Limited Basic earnings per share 43,38 39,10 32,97 Diluted earnings per share 43,31 38,95 32,85 Effect of share repurchase programme 0,62 0,56 0,48 Headline earnings Headline earnings per share 52,62 42,28 33,85 Diluted headline earnings per share 52,53 42,07 33,72 Effect of share repurchase programme 0,75 0,61 0,48 Dividends per share Ordinary shares of no par value interim 5,70 5,70 3,10 final# 13,30 11,80 9,90 19,00 17,50 13,00 # Declared subsequent to 30 June 2013 and has been presented for information purposes only. No accrual regarding the final dividend has been recognised.

175 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 43 Other comprehensive income Components of other comprehensive income Effect of translation of foreign operations 8 121 4 063 (2 026) Effect of cash flow hedges 78 41 111 gains on effective portion of cash flow hedges 46 20 107 losses on cash flow hedges transferred to hedged items 32 21 4 Loss on fair value of investments available-for-sale (17) (3) – Remeasurements on post-retirement benefit obligations (497) (1 195) 440 Tax on other comprehensive income 22 137 374 (131) Other comprehensive income for the year, net of tax 7 822 3 280 (1 606) Except for the remeasurements on post-retirement benefit obligations, the components of other comprehensive income can be subsequently reclassified to the income statement. Gross Rm Tax Rm Noncontrolling interest Rm Net Rm Tax and non-controlling interest on other comprehensive income 2013 Effect of translation of foreign operations 8 121 – (16) 8 105 Gain on effective portion of cash flow hedges 46 (21) (3) 22 Loss on cash flow hedges transferred to hedged items 32 – – 32 Loss on fair value of investments (17) (1) – (18) Remeasurements on post-retirement benefit obligations (497) 159 3 (335) Other comprehensive income 7 685 137 (16) 7 806 2012 Effect of translation of foreign operations 4 063 – (12) 4 051 Gain on effective portion of cash flow hedges 20 (13) (2) 5 Loss on cash flow hedges transferred to hedged items 21 – – 21 Loss on fair value of investments (3) 13 – 10 Remeasurements on post-retirement benefit obligations (1 195) 374 4 (817) Other comprehensive income 2 906 374 (10) 3 270 2011 Effect of translation of foreign operations (2 026) – 3 (2 023) Gain on effective portion of cash flow hedges 107 (22) (5) 80 Loss on cash flow hedges transferred to hedged items 4 (1) – 3 Remeasurements on post-retirement benefit obligations 440 (108) – 332 Other comprehensive income (1 475) (131) (2) (1 608)

Sasol Limited group 176 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 notes to the financial statements equity structure Number of shares 2013 2012 2011 44 Share capital Authorised Sasol ordinary shares of no par value 1 127 690 590 1 127 690 590 1 127 690 590 Sasol preferred ordinary shares of no par value 28 385 646 28 385 646 28 385 646 Sasol BEE ordinary shares of no par value 18 923 764 18 923 764 18 923 764 1 175 000 000 1 175 000 000 1 175 000 000 Issued Shares issued at beginning of year 673 210 862 670 976 162 667 673 462 Issued in terms of the Sasol Share Incentive Scheme 3 975 500 2 234 700 3 302 700 Shares issued at end of year 677 186 362 673 210 862 670 976 162 Comprising Sasol ordinary shares of no par value 648 800 716 644 825 216 642 590 516 Sasol preferred ordinary shares of no par value 25 547 081 25 547 081 25 547 081 Sasol BEE ordinary shares of no par value 2 838 565 2 838 565 2 838 565 677 186 362 673 210 862 670 976 162 Held in reserve Allocated to the Sasol Share Incentive Scheme 2 619 500 6 605 600 11 066 300 Unissued shares 495 194 138 495 183 538 492 957 538 Sasol ordinary shares of no par value 476 270 374 476 259 774 474 033 774 Sasol preferred ordinary shares of no par value 2 838 565 2 838 565 2 838 565 Sasol BEE ordinary shares of no par value 16 085 199 16 085 199 16 085 199 497 813 638 501 789 138 504 023 838 Note Share capital 44 Share-based payment reserve 45 Foreign currency translation reserve 46 Share repurchase programme 47

177 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 44 Share capital continued Conditions attached to share classifications The Sasol ordinary shares issued have no conditions attached to them. The Sasol preferred ordinary shares have voting rights attached to them and will be Sasol ordinary shares at the end of the term of the Sasol Inzalo share transaction. The Sasol preferred ordinary shares rank pari passu with the Sasol ordinary shares and differ only in the fact that they are not listed and trading is restricted. Further, the Sasol preferred ordinary shares carry a cumulative preferred dividend right where a dividend has been declared during the term of the Sasol Inzalo share transaction, with the dividends set out as follows: • R16,00 per annum for each of the three years until 30 June 2011; • R22,00 per annum for the next three years until 30 June 2014; and • R28,00 per annum for the last four years until 30 June 2018. With effect from 1 April 2012, the Sasol preferred ordinary share dividend has been grossed up by 10% in accordance with contractual obligations. The revised dividend is as follows for the remaining years: • R24,20 per annum for the next two years until 30 June 2014; and • R30,80 per annum for the last four years until 30 June 2018. The Sasol BEE ordinary shares have voting rights attached to them and will be Sasol ordinary shares at the end of the term of the Sasol Inzalo share transaction. The Sasol BEE ordinary shares rank pari passu with the Sasol ordinary shares and differ only in the fact that they are listed on the BEE segment of the JSE main board and trading is restricted. The Sasol BEE ordinary shares receive dividends per share simultaneously with, and equal to, the Sasol ordinary shares. for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 45 Share-based payments During the year the following share-based payment expenses were recognised in the income statement regarding share-based payment arrangements that existed: Equity settled – recognised directly in equity 49 374 485 1 428 Sasol Share Incentive Scheme 45.1 2 15 33 Sasol Inzalo share transaction 45.2 372 470 830 Ixia Coal transaction 45.3 – – 565 Cash settled – recognised in long-term provisions Sasol Share Appreciation Rights Scheme 941 82 495 Share Appreciation Rights with no corporate performance targets 45.4.1 234 (52) 332 Share Appreciation Rights with corporate performance targets 45.4.2 707 134 163 Sasol Medium-term Incentive Scheme 45.5 723 124 148 2 038 691 2 071

Sasol Limited group notes to the financials statements equity structure *continued*

45 Share-based payments *continued*

Share options and share rights available for allocation

Previously in terms of the long-term and medium-term incentive schemes, the number of share options and share rights available to eligible group employees through the Sasol Share Incentive Scheme, Sasol Share Appreciation Rights Scheme and the Sasol Medium-term Incentive Scheme shall not at any time exceed 80 million shares/rights. Following the introduction of the Sasol Share Appreciation Rights Scheme in March 2007, no further options have been issued in terms of the Sasol Share Incentive Scheme.

In June 2012, the Sasol Limited board approved that the maximum number of rights to be issued under the Sasol Share Appreciation Rights Scheme and the Sasol Medium-term Incentive Scheme be decreased to 69 million shares/rights, representing 10% of Sasol Limited's issued share capital immediately after the Sasol Inzalo share transaction.

	Number of share options/rights		
for the year ended 30 June	2013	2012	2011
Share options			
Shares allotted	–	–	48 933 700
Share options granted	2 619 500	6 605 600	8 865 600
Unallocated share options	–	–	2 200 700
	2 619 500	6 605 600	60 000 000
Share appreciation rights granted	22 041 865	20 624 900	16 436 300
Medium-term incentive rights granted	4 362 022	2 421 126	1 317 811
Unallocated share rights	39 976 613	39 348 374	2 245 889
	66 380 500	62 394 400	20 000 000
Total share options and share rights available for allocation	69 000 000	69 000 000	80 000 000

Equity settled share incentive schemes

45.1 The Sasol Share Incentive Scheme

In 1988, the shareholders approved the adoption of the Sasol Share Incentive Scheme. The scheme was introduced to provide an incentive for senior employees (including executive directors) of the group who participate in management and also non-executive directors from time to time.

The objective of the Sasol Share Incentive Scheme is to recognise the contributions of senior staff to the value added to the group's financial position and performance and to retain key employees. Allocations are linked to the performance of both the group and the individual. Options are granted for a period of nine years and vest as follows:
2 years – 1st third
4 years – 2nd third
6 years – final third

The offer price of these options equals the closing market price of the underlying shares on the trading day immediately preceding the granting of the option. These options are settled by means of the issue of Sasol ordinary shares of no par value by Sasol Limited. The fair value of the equity settled expense is calculated at grant date.

On resignation, share options which have not yet vested will lapse and share options which have vested may be taken up at the employee's election before their last day of service. Payment on shares forfeited will therefore not be required. On death, all options vest immediately and the deceased estate has a period of twelve months to exercise these options. On retrenchment, all share options vest immediately and the employee has a period of twelve months to exercise these options. On retirement the options vest immediately and the nine year expiry period remains unchanged.

Following the introduction of the Sasol Share Appreciation Rights Scheme in March 2007, no further options have been issued in terms of the Sasol Share Incentive Scheme. Unimplemented share options will not be affected by the Sasol Share Appreciation Rights Scheme.

It is group policy that employees should not deal in Sasol Limited securities for the periods from 1 January for half year end and 1 July for year end until 2 days after publication of the results and at any other time during which they have access to price sensitive information.

Sasol annual financial statements 2013
178

179 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 45 Share-based payments continued 45.1 The Sasol Share Incentive Scheme continued for the year ended 30 June Number of shares 2013 2012 2011 Vesting periods of options granted Already vested 2 619 500 5 920 200 6 835 000 Within one year – 685 400 1 297 200 One to two years – – 733 400 2 619 500 6 605 600 8 865 600 Movements in the number of options granted Number of shares Weighted average option price Rand Balance at 30 June 2010 12 275 800 169,75 Options converted to shares (3 302 700) (130,13) Options lapsed (107 500) (173,57) Balance at 30 June 2011 8 865 600 119,17 Options converted to shares (2 234 700) (145,40) Options lapsed (25 300) (183,06) Balance at 30 June 2012 6 605 600 110,05 Options converted to shares (3 975 500) (182,86) Options lapsed (10 600) (169,54) Balance at 30 June 2013 2 619 500 220,32 for the year ended 30 June 2013 Rand 2012 Rand 2011 Rand Average market price of options traded during year 409,32 367,05 342,50 Average fair value of share options vested during year 76,62 71,72 51,34 for the year ended 30 June 2013 Rm 2012 Rm 2011 Rm Total intrinsic value of share options exercised during year 900 495 701 Share-based payment expense recognised* 2 15 33 * The share options last vesting period was in December 2012, therefore the unrecognised share-based payment expense amounted to Rnil at 30 June 2013 (2012 – R2 million; 2011 – R17 million). Following the introduction of the Sasol Share Appreciation Rights Scheme in 2007, no further options have been granted in terms of the Sasol Share Incentive Scheme. The share-based payment expense recognised in the current year relates to options granted in previous years and is calculated based on the assumptions applicable to the year in which the options were granted. There was no income tax recognised as a consequence of the Sasol Share Incentive Scheme.

180 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements equity structure continued 45 Share-based payments continued 45.1 The Sasol Share Incentive Scheme continued Range of exercise prices Number of shares Weighted average option Rand Aggregate intrinsic value Rm Weighted average remaining life years Details of unimplemented share options granted up to 30 June 2013 R60,01 – R90,00 R90,01 – R120,00 85 000 111,56 27 0,23 R120,01 – R150,00 98 400 125,53 30 0,44 R150,01 – R180,00 97 400 158,40 27 0,80 R180,01 – R210,00 21 700 200,07 5 1,06 R210,01 – R240,00 1 945 600 225,81 400 1,70 R240,01 – R270,00 255 300 251,87 46 2,23 R270,01 – R300,00 116 100 274,69 18 1,92 2 619 500 220,32 553 Details of unimplemented share options vested at 30 June 2013 R90,01 – R120,00 85 000 111,56 27 R120,01 – R150,00 98 400 125,53 30 R150,01 – R180,00 97 400 158,40 27 R180,01 – R210,00 21 700 200,07 5 R210,01 – R240,00 1 945 600 225,81 400 R240,01 – R270,00 255 300 251,87 46 R270,01 – R300,00 116 100 274,69 18 2 619 500 220,32 553 45.2 The Sasol Inzalo share transaction In May 2008, the shareholders approved the Sasol Inzalo share transaction, a broad-based black economic empowerment (BEE) transaction, which resulted in the transfer of beneficial ownership of 10% (63,1 million shares) of Sasol Limited’s issued share capital before the implementation of this transaction to its employees and a wide spread of BEE participants. The transaction was introduced to assist Sasol, as a major participant in the South African economy, in meeting its empowerment objectives. Components of the transaction Note % allocated Value of shares issued Rm The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust i 4,0 9 235 The Sasol Inzalo Foundation ii 1,5 3 463 Selected Participants iii 1,5 3 463 Black Public Invitations iv 3,0 6 927 10,0 23 088 Note Share-based payment expense recognised1 2013 Rm 2012 Rm 2011 Rm The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust2 i 372 470 830 372 470 830 1 No share-based payment expense has been recognised in the current year for the Sasol Inzalo Foundation, Selected Participants or the Black Public Invitations (2012 – Rnil; 2011 – Rnil). 2 The unrecognised share-based payment expense related to non-vested Employee and Management Trusts’ share rights, expected to be recognised over a weighted average period of 1,75 years amounted to R721 million at 30 June 2013 (2012 – R1 093 million; 2011 – R1 585 million).

181 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 45 Share-based payments continued 45.2 The Sasol Inzalo share transaction continued i The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust (the Trusts) On 3 June 2008, staff members that were South African residents or who were migrant workers that did not participate in the Sasol Share Incentive Scheme and the Sasol Share Appreciation Rights Scheme participated in The Sasol Inzalo Employee Trust (Employee Scheme), while all senior black staff that are South African residents participated in The Sasol Inzalo Management Trust (Management Scheme). The share rights, which entitled the employees from the inception of the scheme to receive Sasol ordinary shares at the end of ten years, vest according to unconditional entitlement as follows: • after three years: 30% • thereafter: 10% per year until maturity Participants in the Employee Scheme were granted share rights to 850 Sasol ordinary shares. The allocation of the shares in the Management Scheme was based on seniority and range from 5 000 to 25 000. 12% of the allocated shares has been set aside for new employees appointed during the first five years of the transaction. On resignation, within the first three years from the inception of the transaction, share rights granted will be forfeited. For each year thereafter, 10% of such share rights will be forfeited for each year or part thereof remaining until the end of the transaction period. On retirement, death or retrenchment, the rights will remain with the participant. The fair value of the equity settled share-based payment expense is calculated at grant date and expensed over the vesting period of the share rights. The Sasol ordinary shares were issued to the Trusts, funded by contributions from Sasol, which collectively subscribed for 25,2 million Sasol ordinary shares at an issue price of R366,00 per share, with a nominal value of R0,01 per share, subject to pre-conditions regarding the right to receive only 50% of ordinary dividends paid on ordinary shares and Sasol’s right to repurchase a number of shares at a nominal value of R0,01 per share at the end of year ten in accordance with a pre-determined formula. The participant has the right to all ordinary dividends received by the Trusts for the duration of the transaction. After Sasol has exercised its repurchase right and subject to any forfeiture of share rights, each participant will receive a number of Sasol ordinary shares in relation to their respective share rights. Any shares remaining in the Trusts after the distribution to participants may be distributed to The Sasol Inzalo Foundation. ii The Sasol Inzalo Foundation On 3 June 2008, The Sasol Inzalo Foundation, which was incorporated as a trust and in the process of being registered as a public benefit organisation, subscribed for 9,5 million Sasol ordinary shares at an issue price of R366,00 per share, with a nominal value of R0,01 per share. The primary focus of The Sasol Inzalo Foundation is skills development and capacity building of black South Africans, predominantly in the fields of mathematics, science and technology. The conditions of subscription for Sasol ordinary shares by The Sasol Inzalo Foundation includes the right to receive dividends equal to 5% of the ordinary dividends declared in respect of Sasol ordinary shares held by the Foundation. During October 2012, the group executive committee approved the increase in the dividend to 50% for the 2013 financial year end. Sasol is entitled to repurchase a number of Sasol ordinary shares from the Foundation at a nominal value of R0,01 per share at the end of ten years in accordance with a pre-determined formula. After Sasol has exercised its repurchase right, the Foundation will receive 100% of dividends declared on the Sasol ordinary shares owned by the Foundation.

182 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements equity structure continued 45 Share-based payments continued 45.2 The Sasol Inzalo share transaction continued iii Selected Participants In 2008, selected BEE groups (Selected Participants) which included Sasol customers, Sasol suppliers, Sasol franchisees, women’s groups, trade unions and other professional associations, through a funding company, which is consolidated as part of the Sasol group, subscribed in total for 9,5 million Sasol preferred ordinary shares at an issue price of R366,00 per share, with a nominal value of R0,01 per share. A portion of these shares have not yet been allocated to Selected Participants and have been subscribed for by a facilitation trust, which is funded by Sasol. As at 30 June 2013, 1,1 million (2012 – 1,1 million; 2011 – 1,1 million) Sasol preferred ordinary shares were issued to the facilitation trust. The Selected Participants contributed equity between 5% to 10% of the value of their underlying Sasol preferred ordinary shares allocation, with the balance of the contribution funded through preference share debt (refer note 17), including preference shares subscribed for by Sasol. The fair value of the equity settled share-based payment expense relating to the share rights issued to the Selected Participants was calculated at grant date and was expensed immediately as all vesting conditions had been met at that date. The Selected Participants are entitled to receive a dividend of up to 5% of the dividend declared on the Sasol preferred ordinary shares in proportion to their effective interest in Sasol’s issued share capital, from the commencement of the fourth year of the transaction term of ten years, subject to the financing requirements of the preference share debt. At the end of the transaction term, the Sasol preferred ordinary shares will automatically be Sasol ordinary shares and will then be listed on the JSE. The Sasol ordinary shares remaining in the funding company after redeeming the preference share debt and paying costs may then be distributed to the Selected Participants in proportion to their shareholding. The funding company, from inception, has full voting and economic rights with regard to its shareholding of Sasol’s total issued share capital. iv Black Public Invitations The Sasol Inzalo Black Public Invitations aimed to provide as many black people (Black Public) as possible with an opportunity to acquire shares in Sasol. The Black Public owns 3% of Sasol’s issued share capital, through their participation in the Funded and Cash Invitations described below. On 8 September 2008, the Black Public indirectly subscribed for 16 085 199 Sasol preferred ordinary shares and directly for 2 838 565 Sasol BEE ordinary shares. The fair value of the equity settled share-based payment expense relating to the share rights issued to the Black Public calculated at grant date was expensed immediately as all vesting conditions would have been met at that date. At 30 June 2013, 56 090 (2012 – 56 250; 2011 – 56 447) Sasol preferred ordinary shares and 17 475 (2012 – 17 440; 2011 – 17 395) Sasol BEE ordinary shares were issued to a facilitation trust funded by Sasol. Funded Invitation The members of the Black Public participating in the Funded Invitation through a funding company, which is consolidated as part of the Sasol group, subscribed for 16,1 million Sasol preferred ordinary shares. The Black Public contributed equity between 5% to 10% of their underlying Sasol preferred ordinary shares allocation, with the balance of the contribution being funded through preference share debt (refer note 17) including preference shares subscribed for by Sasol. Participants in the Funded Invitation could not dispose of their shares for the first three years after inception. Thereafter, for the remainder of the transaction term, trading in the shares commenced with other Black People or Black Groups through an over-the-counter trading mechanism. Participants in the Funded Invitation may not encumber the shares held by them before the end of the transaction term. The Black Public are entitled to receive a dividend of up to 5% of the dividend on the Sasol preferred ordinary shares in proportion to their effective interest in Sasol’s issued share capital, from the commencement of the fourth year of the transaction term of ten years, subject to the financing requirements of the preference share debt. At the end of the transaction term, the Sasol preferred ordinary shares will automatically be Sasol ordinary shares and will then be listed on the JSE. The Sasol ordinary shares remaining in the funding company after redeeming the preference share debt and paying costs may then be distributed to the Black Public in proportion to their shareholding. The funding company has, from inception, full voting and economic rights with regard to its interest in Sasol’s issued share capital.

183 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 45 Share-based payments continued 45.2 The Sasol Inzalo share transaction continued iv Black Public Invitations continued Cash Invitation The Cash Invitation allowed members of the Black Public to invest directly in Sasol BEE ordinary shares. As at 30 June 2013, the Black Public held 2,8 million (2012 – 2,8 million; 2011 – 2,8 million) Sasol BEE ordinary shares. Participants in the Cash Invitation receive dividends per share simultaneously with, and equal to, Sasol ordinary shareholders. In addition, they are entitled to exercise full voting rights attached to their Sasol BEE ordinary shares. The Sasol BEE ordinary shares could not be traded for the first two years of the transaction term of ten years and, for the remainder of the transaction term, can only be traded between Black People and Black Groups. Participants in the Cash Invitation are entitled to encumber their Sasol BEE ordinary shares, provided that these shares continue to be owned by members of the Black Public for the duration of the transaction term. In February 2011, Sasol Limited listed the Sasol BEE ordinary shares on the BEE segment of the JSE’s main board. This trading facility provides Sasol Inzalo shareholders access to a regulated market in line with Sasol’s commitment to broad-based shareholder development. At the end of the transaction term, the Sasol BEE ordinary shares will automatically be Sasol ordinary shares. at 30 June 2013 Total i) Employee and Management Trusts ii) Sasol Inzalo Foundation iii) Selected Participants iv) Black Public Invitations Shares and share rights granted 61 588 157 24 888 391 9 461 882 8 387 977 18 849 907 Shares and share rights available for allocation 1 491 057 343 295 – 1 073 905 73 857 63 079 214 25 231 686 9 461 882 9 461 882 18 923 764 Vesting periods of shares and share rights granted Already vested 49 143 962 12 444 196 9 461 882 8 387 977 18 849 907 Within three years 7 466 517 7 466 517 – – – Three to five years 4 977 678 4 977 678 – – – 61 588 157 24 888 391 9 461 882 8 387 977 18 849 907 at 30 June 2012 Shares and share rights granted 61 931 452 25 231 686 9 461 882 8 387 977 18 849 907 Shares and share rights available for allocation 1 147 762 – – 1 073 905 73 857 63 079 214 25 231 686 9 461 882 9 461 882 18 923 764 Vesting periods of shares and share rights granted Already vested 46 792 440 10 092 674 9 461 882 8 387 977 18 849 907 Within three years 7 569 506 7 569 506 – – – Three to five years 7 569 506 7 569 506 – – – 61 931 452 25 231 686 9 461 882 8 387 977 18 849 907 at 30 June 2011 Shares and share rights granted 61 391 292 24 691 526 9 461 882 8 387 977 18 849 907 Shares and share rights available for allocation 1 687 922 540 160 – 1 073 905 73 857 63 079 214 25 231 686 9 461 882 9 461 882 18 923 764 Vesting periods of shares and share rights granted Already vested 36 699 766 – 9 461 882 8 387 977 18 849 907 Within three years 7 407 458 7 407 458 – – – Three to five years 4 938 305 4 938 305 – – – Five to ten years 12 345 763 12 345 763 – – – 61 391 292 24 691 526 9 461 882 8 387 977 18 849 907

184 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements equity structure continued 45 Share-based payments continued 45.2 The Sasol Inzalo share transaction continued The share-based payment expense was calculated using an option pricing model reflective of the underlying characteristics of each part of the transaction. It is calculated using the following assumptions at grant date. for the year ended 30 June 2013 Employee and Management Trusts Selected Participants Black Public Invitation – Funded Black Public Invitation – Cash Valuation model Monte-Carlo model Black-Scholes model Black-Scholes model * Exercise price Rand * * * Risk-free interest rate (%) * * * Expected volatility (%) * * * Expected dividend yield (%) * * * Vesting period 4 to 5 years** * * for the year ended 30 June 2012 Valuation model Monte-Carlo model Black-Scholes model Black-Scholes model * Exercise price Rand 366,00 * * Risk-free interest rate (%) 11,8 * * Expected volatility (%) 23,6 * * Expected dividend yield (%) 2,67 – 4,5 * * Vesting period 5 to 6 years** * * for the year ended 30 June 2011 Valuation model Monte-Carlo model Black-Scholes model Black-Scholes model * Exercise price Rand 366,00 * * Risk-free interest rate (%) 11,8 * * Expected volatility (%) 25,7 * * Expected dividend yield (%) 2,67 – 4,5 * * Vesting period 6 to 7 years ** * * * There were no further grants made during the year. ** Rights granted during the current year vest over the remaining period until tenure of the transaction until 2018. The risk-free rate for periods within the contractual term of the share rights is based on the South African government bonds in effect at the time of the grant. The expected volatility in the value of the share rights granted is determined using the historical volatility of the Sasol ordinary share price. The expected dividend yield of the share rights granted is determined using the historical dividend yield of the Sasol ordinary shares. The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

185 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 45 Share-based payments continued 45.2 The Sasol Inzalo share transaction continued Movements in the number of shares and share rights granted Number of shares/share rights Weighted average value Rand Aggregate intrinsic value Rm Weighted average remaining life years i) Sasol Inzalo Employee and Management Trusts Balance at 30 June 2010 24 512 080 366,00 (2 588) 8,0 Shares and share rights granted 878 312 366,00 (9) – Shares and share rights forfeited (698 866) – (249) – Balance at 30 June 2011 24 691 526 366,00 (2 846) 7,0 Shares and share rights granted 2 007 218 366,00 (44) – Shares and share rights forfeited (1 467 058) – (476) – Balance at 30 June 2012 25 231 686 366,00 (3 366) 6,0 Shares and share rights granted – – – – Shares and share rights forfeited (343 295) – (148) – Balance at 30 June 2013 24 888 391 366,00 (3 514) 5,0 ii) Sasol Inzalo Foundation Balance at 30 June 2010 9 461 882 366,00 (865) 8,0 Shares and share rights granted and forfeited – – – – Balance at 30 June 2011 9 461 882 366,00 (865) 7,0 Shares and share rights granted and forfeited – – – – Balance at 30 June 2012 9 461 882 366,00 (865) 6,0 Shares and share rights granted and forfeited – – – – Balance at 30 June 2013 9 461 882 366,00 (865) 5,0 iii) Selected Participants Balance at 30 June 2010 8 387 977 366,00 (767) 8,0 Shares and share rights granted and forfeited – – – – Balance at 30 June 2011 8 387 977 366,00 (767) 7,0 Shares and share rights granted and forfeited – – – – Balance at 30 June 2012 8 387 977 366,00 (767) 6,0 Shares and share rights granted and forfeited – – – – Balance at 30 June 2013 8 387 977 366,00 (767) 5,0 iv) Black Public Invitations Balance at 30 June 2010 18 849 907 366,00 (1 723) 8,0 Shares and share rights granted and forfeited – – – – Balance at 30 June 2011 18 849 907 366,00 (1 723) 7,0 Shares and share rights granted and forfeited – – – – Balance at 30 June 2012 18 849 907 366,00 (1 723) 6,0 Shares and share rights granted and forfeited – – – – Balance at 30 June 2013 18 849 907 366,00 (1 723) 5,0

186 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements equity structure continued 45 Share-based payments continued 45.2 The Sasol Inzalo share transaction continued No further shares and share rights have been granted in terms of the Sasol Inzalo Employee and Management Schemes. The share-based payment expense recognised in the current year relates to options granted in previous years and is calculated based on the assumptions applicable to the year in which the options were granted. for the year ended 30 June 2012 i) Employee and Management Trusts Rand ii) Sasol Inzalo Foundation Rand iii) Selected Participants Rand iv) Black Public Invitations – Funded Rand v) Black Public Invitations – Cash Rand Average price at which shares/share rights were granted during year 366,00* – – – – Average fair value of shares/share rights issued during year 48,15 – – – – for the year ended 30 June 2011 Average price at which shares/share rights were granted during year 366,00* – – – – Average fair value of shares/share rights issued during year 66,13 – – – – * Underlying value at 60 day volume weighted average price on 18 March 2008, although the shares were issued at a nominal value of R0,01 per share. 45.3 The Ixia Coal transaction On 29 September 2010, the remaining conditions precedent for the conclusion of the Ixia Coal transaction were met, which resulted in the Ixia Coal transaction becoming effective. The Ixia Coal transaction is a broad-based Black Economic Empowerment (BEE) transaction, in line with Sasol Mining’s empowerment strategy and its commitment to comply with the objectives of the Mineral and Petroleum Resources Development Act in South Africa as well as the Mining Charter. The primary focus of the Ixia Coal transaction was to establish a black women controlled operational mining company with operating capacity, operating assets and growth assets, through a joint venture in which disadvantaged rural black women who originate from South African provinces, where Sasol Mining has operations or coal reserves, could participate. The members of Ixia Coal (Pty) Ltd (Ixia Coal), through a funding company (Ixia Coal Funding (Pty) Ltd, which is consolidated as part of the Sasol group), subscribed for a 20% share in Sasol Mining for a purchase consideration of R1,8 billion. The black-women members of Ixia Coal, through WipCoal (Pty) Ltd (WipCoal), and Sasol Mining Holdings (Pty) Ltd, a wholly-owned subsidiary of Sasol Limited, contributed, in cash, equity of R47 million, in their respective shareholding of 51% and 49% in Ixia Coal. The balance of the contribution was funded through preference share debt (refer note 17), including preference shares subscribed for by Sasol, issued by the funding company. The parties are entitled to receive a dividend on their shareholding in Sasol Mining in proportion to their effective interest in Sasol Mining’s issued share capital, subject to the financing requirements of the preference share debt. The transaction results in WipCoal owning effectively 10,2% of the equity in Sasol Mining. The fair value of the equity settled share-based payment expenses relating to the Ixia Coal transaction was calculated at grant date and was expensed immediately as all vesting conditions had been met at that date. Value of the transaction 2011 Rm Share-based payment expense recognised 2011 Rm The Ixia Coal transaction 1 484 565

187 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 45 Share-based payments continued 45.3 The Ixia Coal transaction continued The share-based payment expense was calculated using an option pricing model reflective of the underlying characteristics of the transaction. It is calculated using the following assumptions at grant date: 2011 Valuation model Monte-Carlo* Risk-free interest rate (%) 7,21 Expected volatility (%) 31,98 * As Sasol Mining is not publicly traded, the fair values were calculated using the Monte-Carlo simulation model. The risk-free rate for periods within the contractual term of the transaction is based on the South African money market rates and swap rates in effect at the time of the valuation of the transaction. As Sasol Mining is not publicly traded, the expected volatility of Sasol Mining over the period of the transaction was determined using the historical daily share price of a similar company listed on the JSE. The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management. Cash settled share incentive schemes 45.4 The Sasol Share Appreciation Rights Scheme During March 2007, the group introduced the Sasol Share Appreciation Rights Scheme. This scheme replaced the Sasol Share Incentive Scheme. The objectives of the scheme are similar to that of the Sasol Share Incentive Scheme. The Share Appreciation Rights Scheme allows certain senior employees to earn a long-term incentive amount calculated with reference to the increase in the Sasol ordinary share price between the offer date of share appreciation rights to vesting and exercise of such rights. With effect from September 2009, certain qualifying senior management receive only share appreciation rights that contain corporate performance targets (refer 45.4.2). These qualifying employees will retain the share appreciation rights with no corporate performance targets that have been granted to them previously. 45.4.1 Share Appreciation Rights with no corporate performance targets The Share Appreciation Rights Scheme with no corporate performance targets allows certain senior employees to earn a long-term incentive amount calculated with reference to the increase in the Sasol Limited share price between the offer date of share appreciation rights to vesting and exercise of such rights. No shares are issued in terms of this scheme and all amounts payable in terms of the Sasol Share Appreciation Rights Scheme will be settled in cash. Rights are granted for a period of nine years and vest as follows: 2 years – 1st third 4 years – 2nd third 6 years – final third The offer price of these appreciation rights equals the closing market price of the underlying shares on the trading day immediately preceding the granting of the right. The fair value of the cash settled liability is calculated at each reporting date. On resignation, share appreciation rights which have not yet vested will lapse and share appreciation rights which have vested may be taken up at the employee’s election before their last day of service. Payment on appreciation rights forfeited will therefore not be required. On death, all appreciation rights vest immediately and the deceased estate has a period of twelve months to exercise these rights. On retrenchment, all appreciation rights vest immediately and the employee has a period of twelve months to exercise these rights. On retirement the appreciation rights vest immediately and the employee has a period of twelve months to exercise these rights. It is group policy that employees should not deal in Sasol Limited securities (and this is extended to the Sasol Share Appreciation Rights) for the periods from 1 January for half year end and 1 July for year end until 2 days after publication of the results and at any other time during which they have access to price sensitive information.

188 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements equity structure continued 45 Share-based payments continued 45.4 The Sasol Share Appreciation Rights Scheme continued 45.4.1 Share Appreciation Rights with no corporate performance targets continued for the year ended 30 June Number of share appreciation rights 2013 2012 2011 Vesting periods of rights granted Already vested 3 662 500 3 881 300 2 614 300 Within one year 1 663 800 1 611 700 1 850 000 One to two years 1 307 300 1 736 200 1 676 200 Two to three years 879 400 1 356 100 1 843 600 Three to four years 65 100 916 100 1 421 500 Four to five years – 67 100 943 000 More than five years – – 67 100 7 578 100 9 568 500 10 415 700 Movements in the number of rights granted Number of share appreciation rights Weighted average share price Rand Balance at 30 June 2010 10 926 900 288,97 Rights granted 208 100 298,65 Rights exercised (384 900) (367,92) Rights forfeited (334 400) (311,06) Balance at 30 June 2011 10 415 700 285,54 Rights exercised (815 200) (380,22) Rights forfeited (32 000) (225,04) Balance at 30 June 2012 9 568 500 277,68 Rights exercised (1 810 700) (409,43) Rights forfeited (179 700) (337,30) Balance at 30 June 2013 7 578 100 244,79 for the year ended 30 June 2013 Rand 2012 Rand 2011 Rand Average price at which share appreciation rights were granted during year – – 298,65 Average market price of share appreciation rights traded during year 409,43 380,22 367,92 Average fair value of share appreciation rights vested during year 129,95 66,52 90,89 Average fair value of share appreciation rights issued during year – – 121,63 for the year ended 30 June 2013 Rm 2012 Rm 2011 Rm Average intrinsic value of share appreciation rights exercised during year 198 66 31 Total intrinsic value of share appreciation rights vested 412 143 127 Share-based payment expense recognised* 234 (52) 332 * The unrecognised share-based payment expense related to non-vested share appreciation rights, expected to be recognised over a weighted average period of 0,98 years, amounted to R86 million at 30 June 2013 (2012 – R111 million; 2011 – R318 million).

189 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 45 Share-based payments continued 45.4 The Sasol Share Appreciation Rights Scheme continued 45.4.1 Share Appreciation Rights with no corporate performance targets continued The share-based payment expense is calculated using the binomial tree model based on the following assumptions at 30 June: 2013 2012 2011 Risk-free interest rate (%) 6,50 – 7,83 6,09 – 7,15 7,56 – 8,15 Expected volatility (%) 23,72 24,13 25,58 Expected dividend yield (%) 4,31 5,11 3,22 Expected forfeiture rate (%) 5,00 5,00 5,00 Vesting period 2, 4, 6 years 2, 4, 6 years 2, 4, 6 years The risk-free rate for periods within the contractual term of the rights is based on the South African government bonds in effect at the time of the valuation of the grant. The expected volatility in the value of the rights granted is determined using the historical volatility of the Sasol share price. The expected dividend yield of the rights granted is determined using the historical dividend yield of the Sasol ordinary shares. The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management. Range of exercise prices Number of share appreciation rights Weighted average price per right Rand Aggregate intrinsic value Rm Weighted average remaining life years Details of unimplemented rights granted up to 30 June 2013 R210,01 – R240,00 118 200 222,50 25 2,68 R240,01 – R270,00 835 600 257,22 146 4,20 R270,01 – R300,00 3 945 200 295,12 538 4,73 R300,01 – R330,00 56 900 327,20 6 3,28 R330,01 – R360,00 2 083 300 350,99 168 4,13 R390,01 – R420,00 198 500 407,50 5 3,70 R420,01 – R450,00 179 300 444,00 – 3,82 R450,01 – R480,00 126 200 475,10 – 3,93 R480,01 – R510,00 34 900 496,75 – 3,90 7 578 100 315,80 888 Details of unimplemented rights vested at 30 June 2013 R210,01 – R240,00 118 200 222,50 25 R240,01 – R270,00 517 500 257,39 90 R270,01 – R300,00 1 379 800 294,65 189 R300,01 – R330,00 26 800 327,20 3 R330,01 – R360,00 1 273 600 351,07 102 R390,01 – R420,00 124 200 407,50 3 R420,01 – R450,00 117 200 444,00 – R450,01 – R480,00 82 400 475,10 – R480,01 – R510,00 22 800 496,75 – 3 662 500 320,84 412

Sasol Limited group notes to the financials statements equity structure *continued*

45 Share-based payments *continued*

45.4 The Sasol Share Appreciation Rights Scheme *continued*

45.4.2 Share Appreciation Rights with corporate performance targets

During September 2009, the group introduced the Sasol Medium-term Incentive Scheme (refer note 45.5). Senior management, who participate in the Sasol Medium-term Incentive Scheme also receive share appreciation rights that contain corporate performance targets. The corporate performance targets are linked to the total shareholders' return relative to the JSE Resources 10 index and the MSCI energy index, Sasol earnings growth and Sasol production volumes/employee growth. The corporate performance targets determine how many shares will vest. Qualifying employees will retain the share appreciation rights with no corporate performance targets that have been previously granted to them.

No shares are issued in terms of this scheme and all amounts payable in terms of the Sasol Share Appreciation Rights Scheme will be settled in cash.

Share appreciation rights with old corporate performance targets are granted for a period of nine years and vest as follows:
2 years – 1st third
4 years – 2nd third
6 years – final third

The vesting period of these rights are the same as the share appreciation rights with no corporate performance targets.

During September 2012, the group introduced share appreciation rights with new corporate performance targets. The rights are granted for a period of nine years and vest as follows:
3 years – 1st third
4 years – 2nd third
5 years – final third

The offer price of these appreciation rights equals the closing market price of the underlying shares on the trading day immediately preceding the granting of the right. The fair value of the cash settled liability is calculated at each reporting date.

On resignation, share appreciation rights which have not yet vested will lapse and share appreciation rights which have vested may be taken up at the employee's election before their last day of service. Payment on rights forfeited will therefore not be required. On death, all appreciation rights vest immediately and the deceased estate has a period of twelve months to exercise these rights. On retrenchment, all appreciation rights vest immediately and the employee has a period of twelve months to exercise these rights. On retirement the appreciation rights vest immediately and the employee has a period of twelve months to exercise these rights.

It is group policy that employees should not deal in Sasol Limited securities (and this is extended to the Sasol Share Appreciation Rights) for the periods from 1 January for half year end and 1 July for year end until 2 days after publication of the results and at any other time during which they have access to price sensitive information.

	Number of share appreciation rights		
for the year ended 30 June	2013	2012	2011
Vesting periods of rights granted			
Already vested	1 462 530	210 000	89 900
Within one year	1 861 165	1 790 000	140 900
One to two years	1 731 900	1 652 100	1 878 400
Two to three years	3 275 731	1 788 500	140 900
Three to four years	3 044 459	1 648 900	1 878 400
Four to five years	3 087 980	1 669 400	137 300
More than five years	–	2 297 500	1 754 800
	14 463 765	11 056 400	6 020 600

Sasol annual financial statements 2013 AFS
190

191 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 45 Share-based payments continued 45.4 The Sasol Share Appreciation Rights Scheme continued 45.4.2 Share Appreciation Rights with corporate performance targets continued Movements in the number of rights granted Number of share appreciation rights Weighted average share price Rand Balance at 30 June 2010 472 800 296,49 Rights granted 5 687 600 312,92 Rights exercised (5 200) (340,98) Rights forfeited (107 200) (298,04) Rights lapsed (27 400) (279,48) Balance at 30 June 2011 6 020 600 325,77 Rights granted 5 425 700 342,27 Rights exercised (256 300) (387,30) Rights forfeited (123 100) (322,86) Rights lapsed (10 500) (331,45) Balance at 30 June 2012 11 056 400 332,47 Rights granted 4 297 000 381,54 Rights exercised (731 300) (407,18) Rights forfeited (235 385) (343,61) Effect of performance targets 77 050 293,99 Balance at 30 June 2013 14 463 765 337,16 for the year ended 30 June 2013 Rand 2012 Rand 2011 Rand Average price at which share appreciation rights were granted during year 381,54 342,27 312,92 Average market price of share appreciation rights traded during year 407,18 387,30 340,98 Average fair value of share appreciation rights vested during year 130,44 49,86 104,79 Average fair value of share appreciation rights issued during year 166,53 61,00 127,28 for the year ended 30 June 2013 Rm 2012 Rm 2011 Rm Average intrinsic value of share appreciation rights exercised during year 73 22 – Total intrinsic value of share appreciation rights vested 222 8 5 Share-based payment expense recognised* 707 134 163 * The unrecognised share-based payment expense related to non-vested share appreciation rights with corporate performance targets, expected to be recognised over a weighted average period of 1,7 years, amounted to R1 044 million at 30 June 2013 (2012 – R509 million; 2011 – R613 million).

192 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements equity structure continued 45 Share-based payments continued 45.4 The Sasol Share Appreciation Rights Scheme continued 45.4.2 Share Appreciation Rights with corporate performance targets continued The share-based payment expense is calculated using the binomial tree model based on the following assumptions at 30 June: 2013 2012 2011 Risk-free interest rate (%) 6,50 – 7,83 6,09 – 7,15 7,56 – 8,15 Expected volatility (%) 23,72 24,13 25,58 Expected dividend yield (%) 4,31 5,11 3,22 Expected forfeiture rate (%) 5,00 5,00 5,00 Vesting period – share appreciation rights with old corporate performance targets 2, 4, 6 years 2, 4, 6 years 2, 4, 6 years Vesting period – share appreciation rights with new corporate performance targets 3, 4, 5 years The risk-free rate for periods within the contractual term of the rights is based on the South African government bonds in effect at the time of the valuation of the grant. The expected volatility in the value of the rights granted is determined using the historical volatility of the Sasol share price. The expected dividend yield of the rights granted is determined using the historical dividend yield of the Sasol ordinary shares. The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management. Range of exercise prices Number of share appreciation rights Weighted average price per right Rand Aggregate intrinsic value Rm Weighted average remaining life years Details of unimplemented rights granted up to 30 June 2013 R270,01 – R300,00 3 541 730 298,43 471 6,13 R300,01 – R330,00 407 116 322,60 44 6,40 R330,01 – R360,00 4 849 540 336,73 460 7,71 R360,01 – R390,00 5 276 279 375,97 293 8,00 R390,01 – R420,00 171 900 414,29 3 8,70 R420,01 – R450,00 217 200 439,10 – 8,93 14 463 765 343,73 1 271 Details of unimplemented rights vested at 30 June 2013 R270,01 – R300,00 988 215 298,46 132 R300,01 – R330,00 116 716 322,60 13 R330,01 – R360,00 237 040 348,52 20 R360,01 – R390,00 120 559 372,14 7 1 462 530 314,57 172

193 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 45 Share-based payments continued 45.5 The Sasol Medium-Term Incentive Scheme During September 2009, the group introduced the Sasol Medium-term Incentive Scheme (MTI). The objective of the MTI Scheme is to provide qualifying employees which participate in the Share Appreciation Rights Scheme with corporate performance targets (refer note 45.4.2) the opportunity of receiving incentive payments based on the value of Sasol ordinary shares in Sasol Limited. The MTI Scheme allows certain senior employees to earn a medium-term incentive amount in addition to the Share Appreciation Rights Scheme, which is linked to certain corporate performance targets. These corporate performance targets are based on the total shareholders’ return versus the JSE Resources 10 index and the MSCI energy index, Sasol earnings growth and Sasol production volumes/employee growth. Allocations of the MTI are linked to the performance of both the group and the individual. The MTI is also intended to complement existing incentive arrangements, to retain and motivate key employees and to attract new key employees. Vesting conditions Rights are granted for a period of three years and vest at the end of the third year. The MTIs are automatically encashed at the end of the third year. On resignation, MTIs which have not yet vested will lapse. Payment on MTIs forfeited will therefore not be required. On death, the MTIs vest immediately and the amount to be paid out to the deceased estate is calculated to the extent that the corporate performance targets are anticipated to be met. On retirement and retrenchment the MTIs vest immediately and the amount to be paid out is calculated to the extent that the corporate performance targets are anticipated to be met and is paid within forty days from the date of termination. No shares are issued in terms of this scheme and all amounts payable in terms of the Sasol Medium-term Incentive Scheme will be settled in cash. The MTI carries no issue price. The fair value of the cash settled liability is calculated at each reporting date. Number of rights 2013 2012 2011 Vesting periods of rights granted Within one year 1 109 194 82 511 – One to two years 1 146 062 1 152 037 90 779 Two to three years 2 106 766 1 186 578 1 227 032 4 362 022 2 421 126 1 317 811 Movements in the number of rights granted Number of rights Balance at 30 June 2010 105 626 Rights granted 1 272 855 Rights exercised (21 748) Rights forfeited (21 912) Rights lapsed (17 010) Balance at 30 June 2011 1 317 811 Rights granted 1 220 755 Rights exercised (77 048) Rights forfeited (28 571) Rights lapsed (11 821) Balance at 30 June 2012 2 421 126 Rights granted 2 162 606 Rights exercised (130 506) Rights forfeited (70 620) Effect of corporate performance targets (20 584) Balance at 30 June 2013 4 362 022

194 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements equity structure continued 45 Share-based payments continued 45.5 The Sasol Medium-Term Incentive Scheme continued for the year ended 30 June 2013 Rand 2012 Rand 2011 Rand Average fair value of MTIs issued during year 522,87 250,51 380,18 Average intrinsic value of MTIs exercised during the year 398,99 354,99 357,39 for the year ended 30 June 2013 Rm 2012 Rm 2011 Rm Total intrinsic value of MTIs vested 52 27 7 Share-based payment expense recognised* 723 124 148 * The unrecognised share-based payment expense related to MTIs, expected to be recognised over a weighted average period of 1,04 years, amounted to R1 015 million at 30 June 2013 (2012 – R370 million; 2011 – R503 million). The share-based payment expense is calculated using the Monte-Carlo simulation model based on the following assumptions at 30 June: 2013 2012 2011 Risk-free interest rate (%) 6,50 – 7,83 6,09 – 7,15 7,56 – 8,15 Expected volatility (%) 23,72 24,13 25,58 Expected dividend yield (%) 4,43 5,11 3,22 Expected forfeiture rate (%) 5,00 5,00 5,00 The risk-free rate for periods within the contractual term of the rights is based on the South African government bonds in effect at the time of the valuation of the grant. The expected volatility in the value of the rights granted is determined using the historical volatility of the Sasol share price. The expected dividend yield of the rights granted is determined using the historical dividend yield of the Sasol ordinary shares. The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

195 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 46 Foreign currency translation reserve Translation of foreign operations Property, plant and equipment 4 373 1 899 (1 372) cost 2 11 309 4 500 (1 939) accumulated depreciation 2 (6 936) (2 601) 567 Assets under construction 3 1 950 850 (72) Goodwill 135 40 9 cost 4 397 300 43 accumulated impairment 4 (262) (260) (34) Other intangible assets 144 48 (8) cost 5 398 113 4 accumulated amortisation 5 (254) (65) (12) Investments in securities 50 10 8 Investments in associates 7 455 676 (365) Long-term receivables and prepaid expenses 237 63 10 Assets in disposal groups held for sale – 6 (1) Inventories 50 2 152 903 (130) Trade receivables 50 2 124 888 (192) Other receivables and prepaid expenses 50 237 (1) (29) Short-term financial assets 3 – – Cash and cash equivalents 1 267 649 (421) Non-controlling interest (16) (11) 5 Long-term debt 17 (630) (106) 386 Long-term provisions 19 (429) (190) 38 Long-term financial liabilities (1) – – Post-retirement benefit obligations (965) (143) (145) Long-term deferred income (80) (23) 17 Deferred tax 22 (88) (173) 74 Short-term debt 23 (29) (17) 52 Short-term financial liabilities (5) (1) 2 Short-term provisions 25 (134) (36) 4 Tax payable 27 (71) (18) 21 Trade payables and accrued expenses 50 (1 606) (673) 68 Other payables 50 (1 342) (378) (137) 7 731 4 262 (2 178) Arising from net investment in foreign operations 49 374 (211) 153 Movement for year 8 105 4 051 (2 025) Realisation of foreign currency translation reserve 34 – – 2 Acquisition of business (14) – – Disposal of businesses 55 7 – (4) Balance at beginning of year 2 137 (1 914) 113 Balance at end of year 10 235 2 137 (1 914)

196 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements equity structure continued Number of shares 2013 2012 2011 47 Share repurchase programme Held by the wholly owned subsidiary, Sasol Investment Company (Pty) Ltd Balance at beginning of year 8 809 886 8 809 886 8 809 886 Shares cancelled – – – Shares repurchased – – – Balance at end of year 8 809 886 8 809 886 8 809 886 Percentage of issued share capital (excluding Sasol Inzalo share transaction) 1,44% 1,45% 1,45% for the year ended 30 June 2013 Rand 2012 Rand 2011 Rand Average cumulative purchase price 299,77 299,77 299,77 Average purchase price during year – – – As at 30 June 2013, a total of 8 809 886 Sasol ordinary shares (30 June 2012 – 8 809 886; 30 June 2011 – 8 809 886), representing 1,44% (30 June 2012 – 1,45%; 30 June 2011 – 1,45%) of the issued share capital of the company, excluding the Sasol Inzalo share transaction, is held by its subsidiary, Sasol Investment Company (Pty) Ltd. These shares are held as treasury shares and do not carry any voting rights. Since the inception of the programme in 2007, 40 309 886 Sasol ordinary shares, representing 6,39% of the issued share capital of the company at that date, excluding the Sasol Inzalo share transaction, had been repurchased for R12,1 billion at a cumulative average price of R299,77 per share. 31 500 000 Sasol ordinary shares of the repurchased shares were cancelled on 4 December 2008, for a total value of R7,9 billion, and restored to authorised share capital. At each of the company’s annual general meetings since 2009, shareholders renewed the directors’ authority to approve the repurchase of issued ordinary shares of the company subject to the conditions approved by shareholders at the meeting, the provisions of the Companies Act and the requirements of the JSE Limited. No purchases have been made under this authority since 2009. At the annual general meeting held on 30 November 2012, shareholders granted the authority to the Sasol directors to approve the repurchase up to 10% of each of Sasol’s ordinary shares and Sasol BEE ordinary shares. No shares were repurchased during the year.

197 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 notes to the financial statements liquidity and capital resources for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 48 Cash generated by operating activities Cash flow from operations 49 61 571 50 172 41 018 Increase in working capital 50 (2 304) (2 271) (2 379) 59 267 47 901 38 639 49 Cash flow from operations Operating profit after remeasurement items 40 628 36 758 29 950 Adjusted for amortisation of other intangible assets 5 245 229 235 equity settled share-based payment expenses 45 374 485 1 428 deferred income 365 (214) 719 depreciation of property, plant and equipment 2 11 785 9 422 7 165 effect of remeasurement items 41 6 487 1 860 426 movement in impairment of trade receivables 6 47 137 movement in long-term prepaid expenses (9) (45) 15 movement in long-term provisions income statement charge 19 393 1 279 1 230 utilisation 19 (629) (493) (486) movement in short-term provisions 315 508 (163) movement in post-retirement benefit assets (94) (18) (74) obligations 485 355 414 translation effect of foreign currency loans 618 (458) (145) translation of net investment in foreign operations 46 374 (211) 153 write-down of inventories to net realisable value 234 331 112 other non cash movements (6) 337 (98) 61 571 50 172 41 018 Note 2013 Rm 2012 Rm 2011 Rm Cash generated by operating activities 48 59 267 47 901 38 639 Cash flow from operations 49 61 571 50 172 41 018 Increase in working capital 50 (2 304) (2 271) (2 379) Finance income received 51 1 071 1 149 1 380 Dividends paid 52 (10 787) (9 600) (6 614) Non-current assets sold 53 554 257 168 Acquisitions 54 (730) (24) (3 823) Disposals 55 167 713 22

198 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements liquidity and capital resources continued for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 49 Cash flow from operations continued Business segmentation South African energy cluster 41 778 34 811 26 015 ¦ Mining 3 383 3 328 2 616 ¦ Gas 4 406 3 257 2 875 ¦ Synfuels 31 168 25 865 17 691 ¦ Oil 2 821 2 363 2 895 ¦ Other – (2) (62) International energy cluster 4 562 4 165 2 840 ¦ Synfuels International 2 780 2 515 1 681 ¦ Petroleum International 1 782 1 650 1 159 Chemical cluster 11 053 8 977 11 607 ¦ Polymers 1 799 1 384 2 766 ¦ Solvents 2 066 1 820 2 429 ¦ Olefins & Surfactants 4 669 3 816 4 446 ¦ Other chemical businesses 2 519 1 957 1 966 ¦ Other businesses 4 178 2 219 556 Total operations 61 571 50 172 41 018 50 Increase in working capital Increase in inventories Per the statement of financial position (3 388) (2 156) (2 040) Write-down of inventories to net realisable value 12 (234) (331) (112) Acquisition of business 54 276 – – Transfer from/(to) other assets 37 3 (2) Reclassification (to)/from held for sale (1 163) 13 (14) Disposal of businesses (72) (124) – Translation of foreign operations 46 2 152 903 (130) Translation of foreign entities 208 203 (153) (2 184) (1 489) (2 451) Increase in trade receivables Per the statement of financial position (3 348) (1 531) (3 004) Acquisition of business 54 134 – – Movement in impairment (6) (47) (137) Transfer to other assets – 2 – Reclassification to held for sale (2 213) – – Disposal of businesses 55 (59) (72) – Translation of foreign operations 46 2 124 888 (192) Translation of foreign entities 186 248 (148) (3 182) (512) (3 481) Decrease/(increase) in other receivables and prepaid expenses Per the statement of financial position 497 (1 318) (80) Movement in short-term portion of long-term receivables 222 54 (145) Acquisition of business 54 5 – – Transfer from other assets – 857 – Reclassification to held for sale (803) – – Disposal of businesses 55 (2) (2) – Consideration still receivable from disposals 55 69 – – Effect of cash flow hedging – – 1 Translation of foreign operations 46 237 (1) (29) Translation of foreign entities 28 40 (17) 253 (370) (270)

199 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 50 Increase in working capital continued Increase in trade payables and accrued expenses Per the statement of financial position 3 640 841 3 383 Acquisition of business 54 (37) – – Reclassification to held for sale 590 – – Disposal of businesses 55 67 1 – Translation of foreign operations 46 (1 606) (673) 68 Translation of foreign entities (71) (80) 80 2 583 89 3 531 Increase in other payables Per the statement of financial position 32 1 112 190 Acquisition of business 54 (52) – – Reclassification to held for sale 2 064 – – Disposal of businesses 55 5 2 – Reclassification to short-term provisions – (5) – Effect of cash flow hedging – – (2) Translation of foreign operations 46 (1 342) (378) (137) Translation of foreign entities 582 (99) 309 1 289 632 360 Movement in financial assets and liabilities Long-term financial assets (57) (173) (19) Short-term financial assets (1 074) (402) 29 Long-term financial liabilities (15) (60) 36 Short-term financial liabilities 83 14 (114) (1 063) (621) (68) Increase in working capital (2 304) (2 271) (2 379) 51 Finance income received Interest received 37 681 766 943 Interest received on tax (18) – – Dividends received from investments 37 24 22 40 Dividends received from associates 7 384 361 397 1 071 1 149 1 380 52 Dividends paid Final dividend – prior year (7 267) (6 089) (4 713) Interim dividend – current year (3 520) (3 511) (1 901) (10 787) (9 600) (6 614) Forecast cash flow on final dividend – current year 8 216 7 239 6 053 Forecast STC charge on final dividend – current year 589 The forecast cash flow on the final dividend is calculated based on the net number of Sasol ordinary shares in issue at 30 June 2013 of 648,8 million. The actual dividend payment will be determined on the record date of 11 October 2013. 53 Non-current assets sold Property, plant and equipment 453 190 42 Assets under construction 27 4 27 Other intangible assets 74 63 99 554 257 168

Sasol Limited group notes to the financials statements liquidity and capital resources *continued*

for the year ended 30 June	Note	2013 Rm	2012 Rm	2011 Rm
54 Acquisitions				
Property, plant and equipment	2	**559**	–	709
Assets under construction	3	**41**	24	3 114
Other intangible assets	5	**254**	–	–
Inventories	50	**276**	–	–
Trade receivables	50	**134**	–	–
Other receivables and prepaid expenses	50	**5**	–	–
Cash and cash equivalents		**6**	–	–
Long-term provisions	19	**(10)**	–	–
Post-retirement benefit obligations		**(44)**	–	–
Deferred tax liabilities	22	**(193)**	–	–
Tax payable	27	**(2)**	–	–
Trade payables and accrued expenses	50	**(37)**	–	–
Other payables	50	**(52)**	–	–
Fair value of additional assets acquired*		**937**	24	3 823
Pre-existing interest in joint venture retained		**500**	–	–
Total fair value of assets and liabilities		**1 437**	24	3 823
Fair value of pre-existing interest in joint venture retained		**(719)**	–	–
Goodwill	4	**12**	–	–
Total consideration per the statement of cash flows		**730**	24	3 823

* *The fair values of the additional assets acquired have been determined on a provisional basis. If new information obtained within one year from the acquisition date about facts and circumstances that existed at the acquisition date identifies adjustments to the above amounts, then the acquisition accounting will be revised.*

Comprising		2013 Rm	2012 Rm	2011 Rm
Other chemical businesses – Merisol joint venture		**730**	–	–
Sasol Synfuels International – Uzbekistan GTL		**–**	24	–
Sasol Petroleum International – Canadian shale gas asset		**–**	–	3 823
Total consideration		**730**	24	3 823

Acquisition in 2013

In December 2012, Sasol acquired the remaining 50% interest in the Merisol joint venture from Merichem Company, to increase its shareholding to a 100% interest in Merisol. The pre-existing interest in the joint venture at acquisition date was remeasured to fair value and a resulting gain of R233 million was recognised in the income statement (refer note 41).

In the six months to 30 June 2013, Merisol contributed turnover of R1 037 million and profit of R194 million to the group's results. If the acquisition occurred on 1 July 2012, management estimates that the group's consolidated turnover would have been R181 670 million and operating profit after remeasurement items for the year would have been R40 675 million. In determining these amounts, management has assumed that the fair value adjustments, that arose at acquisition date would have been the same if the acquisition had occurred on 1 July 2012.

Acquisition in 2012

During 2012, Sasol acquired an additional 11,2% interest in the Uzbekistan GTL project for a purchase consideration of R24 million, thereby increasing our participating interest in this project to 44,5%.

Acquisitions in 2011

On 17 December 2010, Sasol signed an agreement with the Canadian based Talisman Energy Inc. (Talisman) to acquire a 50% stake in their Farrell Creek shale gas asset, located in the Montney Basin of British Columbia, Canada for a purchase consideration of R7,1 billion. Talisman will retain the remaining 50% interest and continue as operator of the Farrell Creek asset, that includes gas gathering systems and processing facilities. On 1 March 2011, the suspensive conditions pertaining to the agreement with Talisman were fulfilled and the transaction was completed. A cash consideration of CAD$295,7 million (R2 068 million) was paid at that time. The remainder of the purchase consideration will be settled through the capital carry obligation.

On 8 March 2011, Sasol exercised an option with Talisman to acquire a 50% stake in their Cypress A shale gas asset for a purchase consideration of R7,1 billion. This acquisition is also located in the Montney basin in Canada. Consistent with the Farrell Creek shale gas acquisition, this second acquisition will also see Talisman retain the remaining 50% interest and continue to operate the Cypress A gas asset. On 10 June 2011, the suspensive conditions pertaining to the agreement with Talisman were fulfilled and the transaction was completed. A cash consideration of CAD$250,8 million (R1 755 million) was paid at that time. The remainder of the purchase consideration will be settled through the capital carry obligation.

Sasol annual financial statements 2013

200

201 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 for the year ended 30 June Note 2013 Rm 2012 Rm 2011 Rm 55 Disposals Property, plant and equipment cost 2 193 314 18 accumulated depreciation 2 (123) (178) (8) Assets under construction 3 3 – – Goodwill 4 27 – – Investments in securities – 2 – Investments in associates – 29 – Long-term receivables and prepaid expenses – 5 – Assets held for sale – 37 – Inventories 72 99 – Trade receivables 50 59 72 – Other receivables and prepaid expenses 50 2 2 – Cash and cash equivalents (17) – – Long-term provisions 19 – (4) – Post-retirement benefit obligations 20 (6) (22) – Deferred tax liabilities 22 11 – – Short-term provisions 25 (7) (1) – Trade payables and accrued expenses 50 (67) (1) – Other payables 50 (5) (2) – Tax payable 27 2 – 1 144 352 11 Total consideration 236 713 22 Consideration received 167 713 22 Consideration still receivable 50 69 – – 92 361 11 Realisation of accumulated translation effects 46 (7) – 4 Net profit on disposal 85 361 15 Total consideration comprising Sasol Oil – Tosas 116 – – Olefins & Surfactants – Sasol Gulf 51 – – Petroleum International – Exploration assets 69 96 – Olefins & Surfactants – Witten plant – 550 – Sasol Nitro – Fertiliser businesses – 31 16 Sasol Wax – Paramelt RMC BV – 7 6 Other businesses – Thin Film Solar Technology – 29 – Total consideration 236 713 22

202 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements liquidity and capital resources continued 55 Disposals continued Disposals in 2013 Sasol Olefins & Surfactants – Sasol Gulf On 31 March 2013, Sasol Olefins & Surfactants (O&S) disposed of its subsidiary for a total consideration of R51 million. Sasol Oil – Tosas On 1 April 2013, Sasol Oil disposed of its shareholding in Tosas Holdings Pty (Ltd) for a total consideration of R116 million. Sasol Petroleum International – Exploration licences In 2013, Sasol Petroleum International (SPI) disposed of its participation interests in the exploration assets in Papua New Guinea for a total consideration of R69 million. Disposals in 2012 Sasol Petroleum International – Exploration licences In 2012, Sasol Petroleum International (SPI) disposed of 10% of its equity interest in an exploration asset in Papua New Guinea for a total consideration of R60 million. In addition, in 2010, SPI entered into negotiations with buyers interested in acquiring exploration assets in Nigeria. The sale of these assets were concluded in 2012 for a total consideration of R36 million. Sasol Olefins & Surfactants – Witten plant During 2012, as part of the Sasol Olefins & Surfactants (O&S) restructuring programme announced in March 2007, Sasol decided to dispose of the Witten plant, Germany, for a total consideration of R550 million. Sasol Nitro – Fertiliser businesses In July 2010, Sasol Nitro concluded a settlement agreement with the South African Competition Commission to dispose of the bulk blending and liquid fertiliser blending facilities in Durban, Bellville, Endicott and Kimberley. During 2012, the facilities in Durban, Bellville and Endicott were sold for a total consideration of R31 million. Sasol Wax – Paramelt RMC BV On 10 July 2007, Sasol Wax disposed of its 31% investment in Paramelt RMC BV, operating in the Netherlands, for a consideration of R251 million, realising a profit of R129 million. During 2012, the additional conditions precedent were met resulting in the receipt of additional consideration of R7 million. Other businesses – Thin Film Solar Technology During 2012, Sasol disposed of its 40% investment in Thin Film Solar Technology for a consideration of R29 million. Disposals in 2011 On 5 July 2010, Sasol Nitro concluded a settlement agreement with the South African Competition Commission. In terms of this settlement, Sasol Nitro has restructured its fertiliser business. The settlement agreement included, amongst others, the divesting of the regional blending capacity. In March 2011, the sale of the Potchefstroom blending facility was concluded, resulting in a profit of R6 million. In 2011, the group also disposed of other smaller investments realising a profit of R10 million.

203 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 notes to the financial statements other disclosures Note Guarantees 2013 Rm Liability included on statement of financial position 2013 Rm Guarantees 2012 Rm Liability included on statement of financial position 2012 Rm 56 Guarantees and contingent liabilities 56.1 Guarantees In respect of EGTL i 4 580 2 207 4 010 1 921 In respect of GTL ventures ii 2 359 – 1 950 – Other performance guarantees iii 2 366 – 782 231 In respect of shale gas ventures iv 4 119 – 6 243 – In respect of natural oil and gas v 1 688 1 163 2 160 1 660 In respect of letter of credit vi 1 602 – 1 541 – In favour of BEE partners vii 278 5 319 8 In respect of German propylene pipeline facility viii 81 – 72 – Guarantee in favour of Sasol Inzalo share transaction ix 4 200 4 200 3 927 3 927 In respect of Natref debt x 1 042 1 042 1 047 1 047 In respect of crude oil purchases xi 1 186 1 186 980 980 In respect of development of retail convenience centres xii 700 700 700 700 In respect of environmental obligations xiii 875 825 756 711 In respect of US bond xiv 9 938 9 938 – – In respect of prospecting rights xv 419 – – – Other guarantees and claims xvi 780 5 812 9 36 213 21 271 25 299 11 194 i. Sasol Limited has issued the following significant guarantees for the obligations of its associate Escravos GTL in Nigeria, including inter alia: A performance guarantee has been issued in respect of the construction of Escravos GTL for the duration of the investment in the associate to an amount of US$250 million (R2 470 million). A guarantee has been issued for Sasol’s portion of its commitments in respect of the fiscal arrangements relating to the Escravos GTL project to an amount of US$166 million (R1 638 million). An amount of R1 638 million has been recognised as a provision in this regard. A provision has been recognised in respect of a performance guarantee related to the construction of Escravos GTL plant for an amount of US$23 million (R222 million). Other guarantees in respect of EGTL ventures of R250 million. Note Guarantees and contingent liabilities 56 Commitments under leases 57 Related party transactions 58 Subsequent events 59 Interest in joint ventures 60 Financial risk management and financial instruments 61

204 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements other disclosures continued 56 Guarantees and contingent liabilities continued 56.1 Guarantees continued ii. Sasol Limited has issued the following significant guarantees for the obligations of various of its subsidiaries in respect of the GTL Ventures. These guarantees relate to the construction and funding of ORYX GTL Limited in Qatar, including inter alia: A guarantee for the take-or-pay obligations of a wholly owned subsidiary has been issued under the gas sale and purchase agreement (GSPA) entered into between ORYX GTL Limited, Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited, by virtue of this subsidiary’s 49% shareholding in ORYX GTL Limited. Sasol’s exposure is limited to the amount of US$179 million (R1 766 million). In terms of the GSPA, Oryx GTL Limited is contractually committed to purchase minimum volumes of gas from Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited on a take-or-pay basis. Should ORYX GTL terminate the GSPA prematurely, Sasol Limited’s wholly owned subsidiary will be obliged to take or pay for its 49% share of the contracted gas requirements. The term of the GSPA is 25 years from the date of commencement of operations. The project was commissioned in April 2007. Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of and for the duration of the investment in Sasol Chevron Holdings Limited, limited to an amount of US$60 million (R593 million). Sasol Chevron Holdings Limited is a joint venture between a wholly owned subsidiary of Sasol Limited and Chevron Corporation. All guarantees listed above are issued in the normal course of business. iii. Various performance guarantees issued by subsidiaries. Provisions have been recognised in relation to certain performance guarantees that were issued as part of the licensing of Sasol’s GTL technology and catalyst performance in respect of ORYX GTL. The events that gave rise to these provisions are not expected to have a material effect on the economics of the group’s GTL ventures. Included is a performance guarantee for the Uzbekistan GTL project. iv. Guarantees of R4 119 million have been issued to Talisman Energy Inc, in respect of the development of the qualifying costs related to the Farrel Creek and Cypress A shale gas assets in Canada. v. Guarantees have been issued to various financial institutions in respect of the obligations of its subsidiaries (Sasol Petroleum International (Pty) Ltd (SPI) and Republic of Mozambique Pipeline Investment Company (Pty) Ltd (Rompco)) for the natural gas project. The liability on the statement of financial position of R1 163 million represents the gross amount owing by SPI and Rompco to the financial institutions at 30 June 2013. vi. Various guarantees issued in respect of letters of credit issued by subsidiaries. vii. In terms of the sale of 25% in Sasol Oil (Pty) Ltd to Tshwarisano LFB Investment (Pty) Ltd (Tshwarisano), facilitation for the financing requirements of Tshwarisano has been provided. The undiscounted exposure at 30 June 2013 amounted to R278 million. A liability for this guarantee at 30 June 2013, amounting to R5 million, has been recognised. viii. Guarantees issued to various financial institutions in respect of the German propylene pipeline facility. ix. As part of the Sasol Inzalo share transaction, the C Preference shares issued by the Sasol Inzalo Groups Funding (Pty) Ltd and Sasol Inzalo Public Funding (Pty) Ltd to the financing institutions are secured against a guarantee of R4 200 million. x. Guarantees issued in favour of various financial institutions in respect of the debt facilities of R1 042 million for the Natref crude oil refinery. The outstanding debt on the statement of financial position was R1 042 million at 30 June 2013. xi. Sasol Limited issued a guarantee for Sasol Oil International Limited’s (SOIL) term crude oil contract with Saudi Aramco to cover two month’s crude oil commitments. xii. Guarantees issued to various financial institutions in respect of debt facilities for the establishment of the retail convenience centre network of R700 million. The outstanding debt on the statement of financial position was R700 million at 30 June 2013. xiii. Guarantees and sureties issued in respect of environmental obligations of R875 million. xiv. A guarantee has been issued in respect of the US bond which is listed on the New York Stock Exchange issued by its indirect 100% owned finance subsidiary, Sasol Financing International Plc. The outstanding debt on the statement of financial position was R9 938 million on 30 June 2013. xv. Guarantees issued to Anglo Operations Limited and BHP Billiton Energy Coal South Africa (Pty) Ltd in respect of the outstanding amount under the contract for the purchase of Block IV prospecting rights and prospecting rights documents. xvi. Included in other guarantees are guarantees for customs and excise of R198 million and R422 million in respect of feedstock purchases.

205 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 56 Guarantees and contingent liabilities continued 56.2 Product warranties The group provides product warranties with respect to certain products sold to customers in the ordinary course of business. These warranties typically provide that products sold will conform to specifications. The group generally does not establish a liability for product warranty based on a percentage of turnover or other formula. The group accrues a warranty liability on a transaction-specific basis depending on the individual facts and circumstances related to each sale. Both the liability and the annual expense related to product warranties are immaterial to the consolidated financial statements. 56.3 Other contingencies Subsidiaries Sasol Limited has guaranteed the fulfilment of various subsidiaries’ obligations in terms of contractual agreements. The group has guaranteed the borrowing facilities and banking arrangements of certain of its subsidiaries. Mineral rights As a result of the promulgation of legislation in South Africa, the common law (mineral rights) and associated statutory competencies of Sasol Mining have been converted to interim statutory rights (Old Order Rights). Sasol Mining is entitled to convert these Old Order Rights to statutory mining and prospecting rights (New Order Rights) after complying with certain statutory requirements. As at 30 June 2013, all applications to acquire prospecting and mining rights were granted by the Department of Minerals Resources (DMR). These rights cover all the prospecting rights in the Free State and Waterberg as well as the prospecting and mining rights in Secunda. No value has been attributed to these rights in the consolidated annual financial statements. Legal costs Legal costs expected to be incurred in connection with loss contingencies are expensed as incurred. 56.4 Litigation Sasol Nitro In 2004, the South African Competition Commission (the Commission) commenced with investigations against Sasol Nitro, a division of Sasol Chemical Industries Limited (SCI), based on complaints levelled against Sasol Nitro by two of its customers, Nutri-Flo and Profert. Both complaints were subsequently referred to the Competition Tribunal (the Tribunal) by the Commission. In May 2009, SCI and the Commission concluded a settlement agreement, in which Sasol Nitro acknowledged that, in the period from 1996 to 2005, it had contravened the Competition Act by fixing prices of certain fertilisers with its competitors, by agreeing with its competitors on the allocation of customers and suppliers and by collusively tendering for supply contracts. Sasol Nitro subsequently paid an administrative penalty of R250,7 million. Civil claims and law suits totalling approximately R52 million have been instituted against Sasol arising from the admissions made in the settlement agreement. Sasol views the calculation of alleged damages by the plaintiffs as flawed. Sasol is working with an economist on assessing its position on any potential damages caused. The analysis has not been finalised yet. Therefore, it is currently not possible to make an estimate of a contingent liability and accordingly, no provision was made as at 30 June 2013. The period for filing civil claims prescribed on 20 May 2012, therefore no additional claims may be made against Sasol arising from the admitted contraventions. Sasol Nitro – complaint referral by Omnia On 31 August 2011, Omnia Group (Pty) Ltd (Omnia) submitted a complaint against SCI to the Commission. The complaint alleged, among other things, excessive pricing for ammonia and price discrimination in respect of ammonia. On 7 March 2012, the Commission issued a notice of non-referral in respect of the complaint on the grounds that the conduct complained of was substantially the same as the conduct which the Commission had settled on with Sasol in July 2010. On 5 April 2012, Omnia themselves referred the complaint to the Tribunal. Omnia alleges that SCI charged Omnia an excessive price for ammonia during the period from May 2006 to December 2008 and that SCI has prevented Omnia from expanding within the markets for the supply of certain fertilisers during the period from May 2006 to December 2008 and that SCI has engaged in prohibited price discrimination in respect of ammonia. SCI does not agree with the allegations made and is defending the matter. The allegations made are substantially similar to allegations in a civil claim for damages made by Omnia in 2009, which SCI is also defending in arbitration proceedings. The competition law complaint, and subsequent referral, have been made by Omnia prior to completing the prosecution of their arbitration claim to completion. It is currently not possible to make an estimate of a contingent liability from the claim and, accordingly, no provision was made as at 30 June 2013.

206 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements other disclosures continued 56 Guarantees and contingent liabilities continued 56.4 Litigation continued Sasol Wax On 1 October 2008, following an investigation by the European Commission, the European Union found that members of the European paraffin wax industry, including Sasol Wax GmbH, formed a cartel and violated antitrust laws. A fine of €318,2 million was imposed by the European Commission on Sasol Wax GmbH (of which Sasol Wax International AG, Sasol Holding in Germany GmbH and Sasol Limited would be jointly and severally liable for €250 million). According to the decision of the European Commission, an infringement of antitrust laws commenced in 1992 or even earlier. In 1995, Sasol became a co-shareholder in an existing wax business located in Hamburg, Germany owned by the Schümann group. In July 2002, Sasol acquired the remaining shares in the joint venture and became the sole shareholder of the business. Sasol was unaware of these infringements before the European Commission commenced their investigation at the wax business in Hamburg in April 2005. On 15 December 2008, all Sasol companies affected by the decision lodged an appeal with the European Union’s General Court against the decision of the European Commission on the basis that the fine is excessive and should be reduced. On 3 July 2013, the hearing at the Court in Luxemburg took place. The Court has not given any indication to the parties at the hearing of what their legal views are. The next step is a ruling by the Court. As a result of the fine imposed on Sasol Wax GmbH, on 23 September 2011, Sasol Wax GmbH was served with a law suit in The Netherlands by a company to which potential claims for compensation of damages have been assigned to by eight customers. The law suit does not demand a specific amount. The proceeding is still at an early stage. It is currently not possible to make an estimate of a contingent liability from the claim and, accordingly, no provision was made as at 30 June 2013. On 30 September 2011, another law suit was lodged with the London High Court by 30 plaintiffs against Sasol Wax GmbH, Sasol Wax International AG and Sasol Holding Germany GmbH. As of June 2013 Sasol settled with all 30 plaintiffs. Sasol Polymers As previously disclosed by Sasol, the Commission has been investigating the South African polymers industry. On 12 August 2010, the Commission announced that it had referred its findings to the Tribunal for adjudication. The complaints that the Commission referred to the Tribunal alleged that SCI had, in the pricing of polypropylene and propylene in the domestic South African market, contravened section 8(a) of the Competition Act (the Act), in that its prices for each of the products were excessive. The referral further alleged that in regard to a formula employed and information exchanged between SCI and Safripol (Pty) Ltd (Safripol) to determine the price of propylene which SCI sold to Safripol, SCI and Safripol had contravened section 4(1)(b)(i) of the Act by engaging in price fixing. The Commission also announced that it had simultaneously reached a settlement with Safripol in which Safripol admitted that the supply agreement between SCI and Safripol and its implementation amounted to the indirect fixing of a price or trading condition in contravention of the Act. This settlement agreement between the Commission and Safripol was confirmed by the Tribunal on 25 August 2010. On 14 December 2010, Sasol Polymers, a division of SCI, concluded a settlement agreement with the Commission in relation to its existing propylene supply agreement (the Supply Agreement) with Safripol. The Supply Agreement was concluded pursuant to concerns raised by Safripol in relation to the proposed merger in 1993 of Sasol Limited and AECI Limited’s monomer, polymer and certain other chemical operations. To address these concerns, the then Competition Board required a supply agreement, which would ensure Safripol’s ongoing access to propylene according to a pricing formula, which would result in market related prices. At the time, neither party understood this pricing formula to give rise to competition law concerns. The Commission, in terms of the current Competition Act, alleged that the pricing formula, which required the exchange of pricing information amounted to indirect price fixing. Given the uncertainty surrounding the legal position in relation to the pricing formula and the technicality of the matter, it was considered prudent to settle the matter. Sasol Polymers therefore agreed to pay a penalty of R111,7 million, which represented 3% of Sasol Polymers’ turnover derived from its sale of polypropylene products for its 2009 financial year. The settlement agreement is in full and final settlement of the Commission’s allegations that the pricing formula gave rise to indirect price fixing. The settlement agreement was confirmed by the Tribunal on 24 February 2011. As mentioned above, the Commission also contended that the prices at which Sasol Polymers supplied propylene and polypropylene were excessive. Sasol Polymers does not agree with the Commission’s position in this regard and is contesting the Commission’s allegations. Consequently, the Commission’s allegations in respect of excessive pricing do not form any part of the settlement agreement concluded between the parties. The results of the excessive pricing investigation by the Commission and the outcome of the hearing by the Tribunal, which commenced on 13 May 2013 and is expected to be closed in October 2013, cannot be determined at present and accordingly, no provision was made at 30 June 2013.

207 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 56 Guarantees and contingent liabilities continued 56.4 Litigation continued Sasol Polymers continued On 31 July 2012, a letter was received from the Commission whereby Sasol was advised that the Commission had initiated a new abuse of dominance complaint against Sasol Limited, Sasol Oil (Pty) Ltd, Sasol Synfuels (Pty) Ltd and SCI. This new complaint is based on a complaint which was initially submitted to the Commission by Safripol in November 2011. The initial Safripol complaint alleged that SCI had contravened various sections of the Act with regard to the pricing and supply of propylene and ethylene. Safripol subsequently withdrew the complaint. The Commission has however decided to continue with its investigation into the matter. The allegations under investigation are excessive pricing of propylene and ethylene required by Safripol, constructive refusal to supply scarce goods (namely propylene and ethylene), margin squeeze in respect of the supply of propylene and polypropylene and price discrimination in relation to the sale of propylene and ethylene. These are all abuse of dominance allegations. The period of the investigation is from 2008 to date. Sasol continues to defend itself against these allegations. The outcome of this matter cannot be estimated at this point in time and, accordingly, no provision was made at 30 June 2013. Sasol Gas On 30 October 2009, after being advised that certain provisions in a suite of agreements concluded between Sasol Gas, Coal, Energy and Power Resources Limited (CEPR) and Spring Lights Gas (Pty) Ltd (Spring Lights) constituted contraventions of the Act, Sasol Gas applied for leniency in terms of the Commission’s corporate leniency policy and obtained conditional leniency. Subsequent to Sasol Gas’ leniency application, the Commission investigated the matter and found that provisions in the agreements resulted in fixing of prices and had the effect of dividing the piped gas market by allocating customers and territories. The suite of agreements related to the establishment of Spring Lights as a broad based black economic empowerment (BBBEE) company for the purpose of acquiring a portion of the business of Sasol Gas as part of Sasol’s BBBEE strategy at the time. On 20 August 2010, Spring Lights concluded a settlement agreement with the Commission in terms of which Spring Lights acknowledged the mentioned contraventions and agreed to pay an administrative penalty of R10,8 million. Spring Lights had also made an application to the Commission to exempt the conduct set out in these agreements, on the basis that it promoted the ability of small businesses, or firms controlled or owned by historically disadvantaged persons, to become competitive, in terms of section 10 (3)(b)(ii) of the Act. Spring Lights settlement agreement was considered by the Tribunal on 1 September 2010 but the matter was postponed sine die to enable the Commission to make a ruling on the exemption application of Spring Lights. On 26 March 2012, the Commission gazetted its refusal to grant the exemption. On 11 April 2013 the Competition Tribunal confirmed the administrative penalty of R10,8 million which became payable by Spring Lights. There are no liabilities left for Sasol Gas relating to this matter and the Commission has confirmed that Sasol Gas has received full immunity from prosecution. Refer note 59 for the subsequent disposal of the investment in Spring Lights. Sasol Oil – Commercial diesel On 24 October 2012, the Commission referred allegations of price-fixing and market division against Chevron SA, Engen, Shell SA, Total SA, Sasol Limited, BP SA and the South African Petroleum Industry Association (‘SAPIA’) to the Competition Tribunal for adjudication. The Commission is alleging that the respondents exchanged commercially sensitive information, mainly through SAPIA, in order to ensure that their respective prices for commercial diesel followed the Wholesale List Selling Price published by the Department of Energy. This is not a new matter and Sasol began engaging with the Commission in this regard in 2008 as part of its group-wide competition law compliance review, which preceded the Commission’s investigation into the liquid fuels sector. Sasol has reviewed the Commission’s referral documents and does not agree with the Commission’s allegations. Accordingly, Sasol is defending the matter. The outcome of this referral cannot be estimated at this point in time and, accordingly, no provision was made as at 30 June 2013. Other From time to time Sasol companies are involved in other litigation and administrative proceedings in the normal course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, the company does not believe that the outcome of any of these cases would have a material effect on the group’s financial results. 56.5 Competition matters Sasol is continuously evaluating and enhancing its compliance programmes and controls in general, and its competition law compliance programme and controls in particular. As a consequence of these compliance programmes and controls, including monitoring and review activities, Sasol has also adopted appropriate remedial and/or mitigating steps, where necessary or advisable, lodged leniency applications and made disclosures on material findings as and when appropriate. As reported previously, these compliance activities have already revealed, and may still reveal competition law contraventions or potential contraventions in respect of which we have taken, or will take, appropriate remedial and/or mitigating steps including lodging leniency applications. The Commission is conducting investigations into the South African piped gas, petroleum, fertilisers and polymer industries. Sasol continues to interact and co-operate with the Commission in respect of the subject matter of current leniency applications brought by Sasol, conditional leniency agreements concluded with the Commission, as well as in the areas that are subject to the Commission’s investigations.

208 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements other disclosures continued 56 Guarantees and contingent liabilities continued 56.6 Environmental matters Sasol is subject to loss contingencies pursuant to numerous national and local environmental laws and regulations that regulate the discharge of materials into the environment and that may require Sasol to remediate or rehabilitate the effects of its operations on the environment. The contingencies may exist at a number of sites, including, but not limited to, sites where action has been taken to remediate soil and groundwater contamination. These future costs are not fully determinable due to factors such as the unknown extent of possible contamination, uncertainty regarding the timing and extent of remediation actions that may be required, the allocation of the environmental obligation among multiple parties, the discretion of regulators and changing legal requirements. Sasol’s environmental obligation accrued at 30 June 2013 was R9 884 million compared to R8 911 million at 30 June 2012. Included in this balance is an amount accrued of approximately R4 397 million in respect of the costs of remediation of soil and groundwater contamination and similar environmental costs. These costs relate to the following activities: site assessments, soil and groundwater clean-up and remediation, and ongoing monitoring. Due to uncertainties regarding future costs the potential loss in excess of the amount accrued cannot be reasonably determined. Although Sasol has provided for known environmental obligations that are probable and reasonably estimable, the amount of additional future costs relating to remediation and rehabilitation may be material to results of operations in the period in which they are recognised. It is not expected that these environmental obligations will have a material effect on the financial position of the group. As with the oil and gas and chemical industries generally, compliance with existing and anticipated environmental, health, safety and process safety laws and regulations increases the overall cost of business, including capital costs to construct, maintain, and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require, the group to make significant expenditures of both a capital and expense nature. South Africa In South Africa, the environmental regulatory legal framework is still evolving, as is the enforcement process. We work with government authorities in striving to find a balance between economic development and, social and environmental considerations. Recent changes in government resulted in the alignment of departments governing environmental matters. South Africa is considered as a developing country in terms of the Kyoto Protocol under the United Nations Framework Convention on Climate Change and is committed to emission reduction pledges under the voluntary Copenhagen accord which is now incorporated in the National Climate Change Response White Paper. Europe Our European facilities are subject to extensive environmental regulation in the various countries in which we operate. For example: The European Union Chemicals Regulation for the registration, evaluation and authorisation of chemicals (REACH) (1907/2006/EC) is intended to harmonise existing European and national regulations to provide a better protection of human health and our environment against the harmful effects of hazardous substances and preparations. Sasol has registered a significant amount of chemical products and will ensure that we continue to comply with the ongoing requirements of REACH. The countries within which we operate in Europe have all ratified the Kyoto Protocol and we have developed a GHG strategy to comply with applicable GHG restrictions and to manage emission reductions cost effectively. United States Sasol North America (Sasol NA), Sasol Wax and Merisol are subject to numerous federal, state, and local laws and regulations that regulate the discharge of materials into the environment or that otherwise relate to the protection of human health and the environment. Environmental compliance expenditures for our interest in Sasol NA, Sasol Wax and Merisol’s manufacturing sites for the next five years are estimated to range from US$2 million to US$6 million per year.

209 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 57 Commitments under leases Operating leases – Minimum future lease payments The group leases buildings under long-term non-cancellable operating lease agreements and also rents offices and other equipment under operating leases that are cancellable at various short-term notice periods by either party. for the year ended 30 June 2013 Rm 2012 Rm 2011 Rm Buildings and offices Within one year 329 292 242 One to five years 812 882 815 More than five years 725 606 596 1 866 1 780 1 653 Equipment Within one year 1 335 606 410 One to five years 1 595 1 443 919 More than five years 672 879 746 3 602 2 928 2 075 Included in operating leases for equipment is the rental of a pipeline for the transportation of gas products. The rental payments are determined based on the quantity of gas transported. The lease may be extended by either party to the lease for a further three year period prior to the expiry of the current lease term of 17 years. Water reticulation for Sasol Synfuels Within one year 120 105 107 One to five years 617 580 511 More than five years 2 816 2 983 2 885 3 553 3 668 3 503 The water reticulation commitments of Sasol Synfuels relate to a long-term water supply agreement. The rental payments are determined based on the quantity of water consumed over the 20 year period of the lease. Total minimum future lease payments 9 021 8 376 7 231 These leasing arrangements do not impose any significant restrictions on the group or its subsidiaries. Contingent rentals The group has contingent rentals in respect of operating leases that are linked to market related data such as the rand/US dollar exchange rate and inflation. Finance leases – Minimum future lease payments The group leases buildings and other equipment under long-term non-cancellable finance lease agreements. These lease agreements contain terms of renewal and escalation clauses but excludes purchase options. 2013 Rm 2012 Rm 2011 Rm Within one year 138 190 204 One to five years 371 395 513 More than five years 682 714 856 Less amounts representing finance charges (496) (510) (685) Total minimum future lease payments 695 789 888 Contingent rentals The group has no contingent rentals in respect of finance leases.

Sasol Limited group notes to the financials statements other disclosures *continued*

58 Related party transactions

A related party is an entity or person where the Sasol group can exercise influence or significant influence or which is controlled by the Sasol group. In particular, this relates to joint ventures and associates. Disclosure in respect of joint ventures is provided in note 60 and of associates in note 7.

Group companies, in the ordinary course of business, entered into various purchase and sale transactions with associates and joint ventures. The effect of these transactions is included in the financial performance and results of the group. Terms and conditions are determined on an arm's length basis. Amounts owing (after eliminating intercompany balances) to related parties are disclosed in the respective notes to the financial statements for those statement of financial position items. No impairment of receivables related to the amount of outstanding balances is required.

Material related party transactions

The following table shows the material transactions that are included in the financial statements using the equity method for associates and proportionate consolidation for joint ventures.

for the year ended 30 June	2013 Rm	2012 Rm	2011 Rm
Sales and services rendered from subsidiaries to related parties			
joint ventures	**941**	954	672
associates	**1 564**	1 651	1 053
	2 505	2 605	1 725
Purchases by subsidiaries from related parties			
joint ventures	**1 763**	1 930	1 582
associates	**80**	59	53
	1 843	1 989	1 635

Identity of related parties with whom material transactions have occurred

Except for the group's interests in joint ventures and associates, there are no other related parties with whom material individual transactions have taken place.

Key management remuneration

Key management comprises executive and non-executive directors as well as other members of the group executive committee (GEC).

Remuneration and benefits paid and short-term incentives approved for the executive directors' and former executive director were as follows:

Executive directors	Salary R'000	Retirement funding R'000	Other benefits R'000	Annual incentives[1] R'000	Total 2013[2] R'000	Total 2012 R'000	Total 2011 R'000
DE Constable[3]	12 110	225	18 911	22 422	**53 668**	31 881	n/a
LPA Davies[4]	–	–	–	–	**–**	3 908	24 456
VN Fakude	5 250	1 410	309	7 635	**14 604**	11 558	10 944
KC Ramon	3 669	1 633	1 418	6 864	**13 584**	11 265	10 778
Total	21 029	3 268	20 638	36 921	**81 856**	58 612	46 178

1 *Incentives approved on the group results for the 2013 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package/net basic salary as at 30 June 2013.*
2 *Total remuneration for the financial year excludes gains derived from the long-term incentive schemes.*
3 *Annual net USD salary paid to the chief executive officer was US$865 032 and an incentive of net US$1 320 231 was awarded.*
4 *Retired as director of Sasol Limited on 30 June 2011.*

Sasol annual financial statements 2013 AFS
210

211 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 58 Related party transactions continued Remuneration and benefits paid and short-term incentives approved for the GEC were as follows: Salary R’000 Retirement funding R’000 Other benefits R’000 Annual incentives1 R’000 Total 2013 R’000 Total 2012 R’000 Total 2011 R’000 DE Constable2 n/a n/a n/a n/a n/a n/a 2 804 A de Klerk3 n/a n/a n/a n/a n/a n/a 6 512 AM de Ruyter 3 973 1 867 355 5 623 11 818 8 878 8 082 NL Joubert4 n/a n/a n/a n/a n/a n/a 9 196 VD Kahla 3 825 505 1 377 3 743 9 450 7 899 3 876 BE Klingenberg 3 786 908 298 5 017 10 009 7 084 6 744 M Radebe 2 832 568 349 3 232 6 981 5 284 3 394 CF Rademan 3 735 753 469 4 355 9 312 7 394 6 657 GJ Strauss 4 997 1 040 191 5 814 12 042 9 574 10 420 Total 23 148 5 641 3 039 27 784 59 612 46 113 57 685 Number of members 6 6 8 1 Incentives approved on the group results for the 2013 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package as at 30 June 2013. 2 Appointed as chief executive officer and executive director with effect from 1 July 2011. 3 Retired as a GEC member with effect from 30 April 2011. 4 Resigned as GEC member with effect from 30 June 2011. Non-executive directors’ remuneration for the year was as follows: Non-executive directors Board meeting fees R’000 Lead director fees R’000 Committee fees R’000 Share incentive trustee fees R’000 Ad Hoc Special Board – committee meeting R’000 Total 2013 R’000 Total 2012 R’000 Total 2011 R’000 TH Nyasulu (Chairman) 4 010 – 443 67 – 4 520 4 226 3 950 C Beggs 460 – 474 – 93 1 027 879 714 BP Connellan n/a n/a n/a n/a n/a n/a n/a 541 HG Dijkgraaf 1 255 – 940 67 55 2 317 1 941 1 663 MSV Gantsho 460 – 291 – 74 825 703 681 A Jain n/a n/a n/a n/a n/a n/a n/a 372 GA Lewin n/a n/a n/a n/a n/a n/a n/a 758 IN Mkhize 460 – 227 134 18 839 770 713 ZM Mkhize 460 – 108 – 37 605 245 – JN Njeke 460 – 183 – 74 717 595 572 PJ Robertson 1 255 – 171 34 – 1 460 – – JE Schrempp (Lead independent director) 1 255 439 330 67 55 2 146 1 810 1 513 S Westwell 1 255 – 396 – 74 1 725 92 – TA Wixley n/a n/a n/a n/a n/a n/a n/a 332 Total 11 330 439 3 563 369 480 16 181 11 261 11 809

212 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements other disclosures continued 58 Related party transactions continued The aggregate beneficial shareholding of the directors of the company and the group executive committee and their associates (none of which have a holding greater than 1%) in the issued share capital of the company are detailed in the tables below: Beneficial shareholding 2013 2012 Number of shares Number of share options2 Total beneficial shareholding Number of shares Number of share options2 Total beneficial shareholding Direct Indirect1 Direct Indirect1 Executive directors LPA Davies3 n/a n/a n/a n/a 96 800 – 499 200 596 000 VN Fakude 1 500 – – 1 500 1 500 – 46 900 48 400 KC Ramon 21 500 41 556 – 63 056 21 500 41 556 54 400 117 456 Non-executive directors IN Mkhize 1 313 18 626 – 19 939 1 313 18 626 – 19 939 TH Nyasulu – 1 450 – 1 450 – 1 450 – 1 450 Total 24 313 61 632 – 85 945 121 113 61 632 600 500 783 245 1 Includes units held in the Sasol Share Savings Trust and shares held through Sasol Inzalo Public Limited. 2 Includes share options which have vested or which vest within sixty days of 30 June. 3 Retired as a director of Sasol Limited on 30 June 2011. Beneficial shareholding 2013 2012 Number of shares Number of share options2 Total beneficial shareholding Number of shares Number of share options2 Total beneficial shareholding Direct Indirect1 Direct Indirect1 GEC AM de Ruyter 5 900 – – 5 900 5 900 – 23 200 29 100 BE Klingenberg – – 13 200 13 200 15 800 – 11 300 27 100 M Radebe – 3 748 6 900 10 648 – 3 659 13 000 16 659 CF Rademan 350 – – 350 350 – 3 700 4 050 GJ Strauss 4 300 205 – 4 505 4 300 190 88 000 92 490 Total 10 550 3 953 20 100 34 603 26 350 3 849 139 200 169 399 1 Includes units held in the Sasol Share Savings Trust and shares held through Sasol Inzalo Public Limited. 2 Includes share options which have vested or which vest within sixty days of 30 June. 59 Subsequent events Investment in Spring Lights Gas joint venture On 2 July 2013, Sasol disposed of its investment in Spring Lights Gas for a purchase consideration of R474 million (refer note 11). Investment in ASPC joint venture On 16 August 2013, Sasol entered into a purchase and sale agreement for the disposal of its investment in ASPC for a purchase consideration of R3 606 million (US$365 million). The purchase consideration is payable in cash for the net assets, dividends and shareholder loans. As a result of this transaction, Sasol has no ongoing investment in Iran.

213 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 60 Interest in joint ventures In accordance with the group’s accounting policy, the results of joint ventures are proportionately consolidated on a line-by-line basis. The information provided below includes intercompany transactions and balances. Sasol GTL Rm Sasol Canada Rm Polymers* Rm Merisol Rm Spring Lights Gas Rm Other^ Rm 2013 Total Rm 2012 Total Rm 2011 Total Rm Statement of financial position External non-current assets 5 095 13 899 550 – – 1 344 20 888 20 620 14 326 property, plant and equipment 4 704 7 170 502 – – 944 13 320 15 050 9 508 assets under construction 340 6 668 39 – – 329 7 376 5 254 4 544 other non-current assets 51 61 9 – – 71 192 316 274 External current assets 2 095 2 822 484 – – 1 068 6 469 8 416 6 774 Intercompany current assets – – – – – 108 108 211 993 Total assets 7 190 16 721 1 034 – – 2 520 27 465 29 247 22 093 Shareholders’ equity 6 164 15 659 688 – – 1 495 24 006 21 097 15 943 Long-term debt (interest bearing) 57 1 – – – 398 456 889 1 779 Intercompany long-term debt – – – – – 64 64 54 931 Long-term provisions 101 260 – – – 17 378 301 225 Other non-current liabilities 194 – 32 – – 41 267 426 328 Interest bearing current liabilities – 1 – – – 62 63 1 862 495 Non-interest bearing current liabilities 608 777 314 – – 371 2 070 2 992 2 101 Intercompany current liabilities 66 23 – – – 72 161 1 626 291 Total equity and liabilities 7 190 16 721 1 034 – – 2 520 27 465 29 247 22 093 Income statement Turnover 4 816 600 7 966 401 345 1 979 16 107 13 504 9 966 Operating profit/(loss) 2 567 (1 919) (901) 47 150 176 120 2 601 3 435 Other (expenses)/income 6 7 (60) – 1 (28) (74) (147) (153) Net profit/(loss) before tax 2 573 (1 912) (961) 47 151 148 46 2 454 3 282 Taxation (21) – 11 (6) (45) (34) (95) (176) (151) Attributable (loss)/profit 2 552 (1 912) (950) 41 106 114 (49) 2 278 3 131 Statement of cash flows Cash flow from operations 3 102 82 2 526 66 156 266 6 198 5 703 4 251 Movement in working capital (19) (291) (402) (15) 12 (181) (896) 1 050 (23) Taxation paid – (3) (3) (4) (47) (21) (78) (144) (102) Other expenses – (2) (102) (1) – (33) (138) (207) (187) Cash available from operations 3 083 (214) 2 019 46 121 31 5 086 6 402 3 939 Dividends paid (2 408) – (1 115) (42) (133) (52) (3 750) (4 737) (2 634) Cash retained from operations 675 (214) 904 4 (12) (21) 1 336 1 665 1 305 Cash flow from investing activities (630) (3 177) (148) (28) – (249) (4 232) (7 263) (5 533) Cash flow from financing activities 98 3 559 165 30 – 278 4 130 5 669 7 169 Decrease/(increase) in cash requirements 143 168 921 6 (12) 8 1 234 71 2 941 * Comprising the financial results of Arya Sasol Polymer Company and Petlin and only the financial position of Petlin. ^ Includes Sasol Dyno Nobel, Sasol Fibres, Sasol Huntsman, Sasol Oil Petromoc, Sasol Yihai and Sasol Uzbekistan. At 30 June 2013, the group’s share of the total capital commitments of joint ventures amounted to R3 205 million (2012 – R2 686 million; 2011 – R4 202 million). R2 807 million (2012 – R2 177 million; 2011 – R3 879 million) relates to the Sasol Canada business. The GTL businesses results are associated with the GTL venture in Qatar and the evaluation of other projects in accordance with the group’s strategy. The Sasol Canada businesses results are associated with the shale gas asset in Canada in accordance with the group’s strategy to grow Sasol’s upstream asset base. In December 2012, Sasol acquired the remaining 50% shareholding in Merisol and, accordingly, its financial results post acquisition are excluded from the disclosure of interest in joint ventures. Arya Sasol Polymer Company and Spring Lights Gas have been classified as held for sale at 30 June 2013 and, accordingly, their assets and liabilities are excluded from the statement of financial position disclosure. Refer to note 11.

214 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements other disclosures continued 61 Financial risk management and financial instruments Introduction The group is exposed in varying degrees to a variety of financial instrument related risks. The group executive committee (GEC) has the overall responsibility for the establishment and oversight of the group’s risk management framework. The board of directors established the risk and safety, health and environment committee, which is responsible for providing the board of directors with the assurance that significant business risks are systematically identified, assessed and reduced to acceptable levels. A comprehensive risk management process has been developed to continuously monitor and control these risks. The Sasol group has a central treasury function that manages the financial risks relating to the group’s operations. The group business committee, a sub-committee of the GEC consisting of the managing directors of the business units and functional core representatives, meets regularly to review and, if appropriate, approve the implementation of optimal strategies for the effective management of financial risks. The committee reports on a regular basis to the GEC on its activities. Capital risk management The group’s objectives when managing capital (which includes share capital, borrowings, working capital and cash and cash equivalents) are to maintain a flexible capital structure that reduces the cost of capital to an acceptable level of risk, to safeguard the group’s ability to continue as a going concern while taking advantage of strategic opportunities in order to provide sustainable returns for shareholders and benefits to the stakeholders. The group manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain the capital structure, the group may adjust the amount of dividends paid to shareholders, return capital to shareholders, repurchase shares currently issued, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or sell assets to reduce debt. The group monitors capital utilising a number of measures, including the gearing ratio. The gearing ratio is calculated as net borrowings (total borrowings less cash) divided by shareholders’ equity. The gearing level takes into account the group’s substantial capital investment and susceptibility to external market factors such as crude oil prices, exchange rates and commodity chemical prices. In 2009, the targeted gearing ratio was lowered to 20% – 40% from the previous range of 30% – 50%. The group’s gearing level for 2013 is (0,31) % (2012 – 2,7%; 2011 – 1,3%). The gearing ratio is expected to return to the targeted range as the capital expansion programme progresses in the medium- to long-term horizon. Financing risk Financing risk refers to the risk that financing of the group’s capital requirements and refinancing of existing borrowings could become more difficult or more costly in the future. This risk can be decreased by achieving the targeted gearing ratio, ensuring that maturity dates are evenly distributed over time, and that total short-term borrowings do not exceed liquidity levels. The group’s target for long-term borrowings include an average time to maturity of at least 2 years, and an even spread of maturities. Credit rating To achieve and keep an efficient capital structure, the group aims to maintain a stable long-term credit rating. Risk profile Risk management and measurement relating to each of these risks is discussed under the headings below (subcategorised into credit risk, liquidity risk and market risk) which entails an analysis of the types of risk exposure, the way in which such exposure is managed and quantification of the level of exposure in the statement of financial position. The group’s objective in using derivative instruments is for hedging purposes to reduce the uncertainty over future cash flows arising from foreign currency, interest rate and commodity price risk exposures.

215 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 61 Financial risk management and financial instruments continued Credit risk Credit risk, or the risk of financial loss due to counterparties not meeting their contractual obligations, is managed by the application of credit approvals, limits and monitoring procedures. Where appropriate, the group obtains security in the form of guarantees to mitigate risk. Counterparty credit limits are in place and are reviewed and approved by the respective subsidiary credit management committees. The central treasury function provides credit risk management for the group-wide exposure in respect of a diversified group of banks and other financial institutions. These are evaluated regularly for financial robustness especially in the current global economic environment. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations. Trade and other receivables consists of a large number of customers spread across diverse industries and geographical areas. The exposure to credit risk is influenced by the individual characteristics, the industry and geographical area of the counterparty with whom we have transacted. Trade and other receivables are carefully monitored for impairment. An allowance for impairment of trade receivables is made where there is an identified loss event, which based on previous experience, is evidence of a reduction in the recoverability of the cash flows. Details of the credit quality of trade receivables and the associated provision for impairment is disclosed in note 13. No single customer represents more than 10% of the group’s total turnover or more than 10% of total trade receivables for the years ended 30 June 2013, 2012 and 2011. Approximately 49% (2012 – 50%; 2011 – 49%) of the group’s total turnover is generated from sales within South Africa, while about 22% (2012 – 23%; 2011 – 23%) relates to European sales. Approximately 49% (2012 – 48%; 2011 – 47%) of the amount owing in respect of trade receivables is from counterparties in South Africa, while European receivables amount to about 26% (2012 – 24%; 2011 – 28%). Long-term receivables consists of debtors located mainly in South Africa, Rest of Africa and Europe. The long-term receivables relate mainly to deposits on office rental space in terms of various operating lease agreements and amounts related to the investment in Escravos gas-to-liquids. These amounts are carefully monitored for impairment. Impairments are recognised when there is an identified loss event, which based on previous experience, is evidence of a reduction in the recoverability of the cash flows. The credit quality assessment indicated that none of the long-term receivables where past their due date. Credit risk exposure in respect of long-term receivables and trade receivables is further analysed in notes 9 and 13, respectively. The carrying value represents the maximum credit risk exposure. The group has provided guarantees for the financial obligations of subsidiaries, joint-ventures and third parties. The outstanding guarantees at 30 June 2013 are provided in note 56. Liquidity risk Liquidity risk is the risk that an entity in the group will be unable to meet its obligations as they become due. The group manages liquidity risk by effectively managing its working capital, capital expenditure and cash flows, making use of a central treasury function to manage pooled business unit cash investments and borrowing requirements. Currently the group is maintaining a positive cash position, conserving the group’s cash resources through renewed focus on working capital improvement and capital reprioritisation. The group meets its financing requirements through a mixture of cash generated from its operations and, short- and long-term borrowings. Adequate banking facilities and reserve borrowing capacities are maintained. The Sasol group is in compliance with all of the financial covenants per its loan agreements, none of which is expected to present a material restriction on funding or its investment policy in the near future. The group has sufficient undrawn borrowing facilities, which could be utilised to settle obligations.

216 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements other disclosures continued 61 Financial risk management and financial instruments continued Liquidity risk continued The maturity profile of the contractual cash flows of financial instruments at 30 June were as follows: Note Contractual cash flows* Rm Within one year Rm One to five years Rm More than five years Rm 2013 Financial assets Loans and receivables 60 208 58 644 968 596 Long-term receivables 9 1 864 300 968 596 Trade receivables 13 24 268 24 268 – – Other receivables 14 1 363 1 363 – – Cash restricted for use 16 7 442 7 442 – – Cash 16 25 271 25 271 – – Investments available-for-sale Investments in securities 6 511 – – 511 Investments held for trading Investments in securities 6 41 – – 41 Investments held-to-maturity Investments in securities 6 231 – – 231 Non-derivative instruments 60 991 58 644 968 1 379 Derivative instruments Forward exchange contracts 18 790 15 643 3 147 – Commodity derivatives 14 14 – – 79 795 74 301 4 115 1 379 Financial liabilities Non-derivative instruments (44 228) (21 437) (6 611) (16 180) Long-term debt (24 296) (1 505) (6 611) (16 180) Short-term debt 23 (257) (257) – – Trade payables and accrued expenses 28 (17 432) (17 432) – – Other payables 29 (1 496) (1 496) – – Bank overdraft 16 (747) (747) – – Financial guarantees1 (518) (518) – – (44 746) (21 955) (6 611) (16 180) Derivative instruments Forward exchange contracts (17 216) (14 262) (2 954) – Interest rate derivatives (17) (14) (3) – (61 979) (36 231) (9 568) (16 180) * The amount disclosed is the contractual cash flows excluding finance expenses. Where a derivative is linked to an index, the amount payable or receivable has been based on the estimated forward exchange rates at the settlement date. Foreign exchange contracts and cross currency swaps are settled on a gross basis, while all other derivatives are net settled. For gross settled derivatives, the cash outflow has been included in financial liabilities, while the cash inflow is included in financial assets. 1 Issued financial guarantees contracts are all repayable on demand, however the likelihood of default is considered remote. Refer to note 56.

217 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 61 Financial risk management and financial instruments continued Liquidity risk continued Note Contractual cash flows* Rm Within one year Rm One to five years Rm More than five years Rm 2012 Financial assets Loans and receivables 42 862 41 489 926 447 Long-term receivables 9 1 451 78 926 447 Trade receivables 13 21 157 21 157 – – Other receivables 14 2 194 2 194 – – Cash restricted for use 16 5 314 5 314 – – Cash 16 12 746 12 746 – – Investments available-for-sale Investments in securities 6 206 – – 206 Investments held for trading Investments in securities 6 34 – – 34 Investments held-to-maturity Investments in securities 6 472 – – 472 Non-derivative instruments 43 574 41 489 926 1 159 Derivative instruments Forward exchange contracts 17 139 12 020 5 119 – Commodity derivatives 26 26 – – 60 739 53 535 6 045 1 159 Financial liabilities Non-derivative instruments (33 174) (19 897) (4 859) (8 418) Long-term debt (16 395) (3 118) (4 859) (8 418) Short-term debt 23 (15) (15) – – Trade payables and accrued expenses 28 (14 510) (14 510) – – Other payables 29 (2 032) (2 032) – – Bank overdraft 16 (222) (222) – – Financial guarantees1 (554) (554) – – (33 728) (20 451) (4 859) (8 418) Derivative instruments Forward exchange contracts (16 678) (11 741) (4 937) – Interest rate derivatives (21) (19) (2) – (50 427) (32 211) (9 798) (8 418)

Sasol Limited group notes to the financials statements other disclosures *continued*

61 Financial risk management and financial instruments *continued*

Liquidity risk *continued*

Cash flow hedges

In certain cases, the group classifies its forward foreign currency contracts hedging highly probable forecast transactions as cash flow hedges. Where this designation is documented, changes in fair value are recognised in equity until the hedged transactions occur, at which time the respective gains or losses are transferred to the income statement (or hedged item on the statement of financial position) in accordance with the group's accounting policy.

The expected future timing of the recycling of derivatives used for hedging on the income statement at 30 June were as follows:

	Carrying value Rm	Within one year Rm	One to five years Rm	More than five years Rm
2013				
Derivative instruments – cash flow hedges				
Financial assets	**34**	**15**	**10**	**9**
Financial liabilities	**5**	**2**	**1**	**2**
2012				
Derivative instruments – cash flow hedges				
Financial assets	4	1	1	2
Financial liabilities	23	9	3	11

Market risk

Market risk is the risk arising from possible market price movements and their impact on the future cash flows of the business. The market price movements that the group is exposed to include foreign currency exchange rates, interest rates and oil and natural gas prices (commodity price risk). The group has developed policies aimed at managing the volatility inherent in these exposures which are discussed in the risks below.

Foreign currency risk

The group's transactions are predominantly entered into in the respective functional currency of the individual operations. However, the group's operations utilise various foreign currencies on sales, purchases and borrowings and consequently, are exposed to exchange rate fluctuations that have an impact on cash flows and financing activities. These operations are exposed to foreign currency risk in connection with contracted payments in currencies not in their individual functional currency. The translation of foreign operations to the presentation currency of the group is not taken into account when considering foreign currency risk. Foreign currency risks are managed through the group's financing policies and the selective use of forward exchange contracts, cross currency swaps and cross currency options.

Changes in the foreign exchange rates also affect the group's income in connection with the translation of the income statements of foreign subsidiaries in South African Rand. Sasol does not hedge such exposure. The translation exposures arising from income statements of foreign subsidiaries are included in the analysis mentioned below.

Forward exchange contracts are utilised primarily to reduce foreign currency exposure arising from imports into South Africa. Forward cover is required on both capital expenditure and imports (payables) in excess of US$50 000. This is an established policy of our group based on anticipated long-term trends and is designed to hedge our exposure in South Africa to exchange rate-based volatility in cash flows on both operating and capital expenditure. This policy enables us to more accurately forecast our cash flows for purchases for both capital items and operating materials thereby improving our management of both working capital and debt.

The GEC sets intervention levels to specifically assess large forward cover amounts for long periods into the future, which have the potential to materially affect Sasol's financial position. These limits are reviewed from time to time. The group also makes use of customer foreign currency accounts, where needed.

The following significant exchange rates were applied during the year:

	Average rate		Closing rate	
	2013	2012	**2013**	2012
Rand/Euro	**11,46**	10,42	**12,85**	10,34
Rand/US dollar	**8,85**	7,78	**9,88**	8,17
Rand/Pound sterling	**13,88**	12,33	**15,03**	12,83

Sasol annual financial statements 2013

218

219 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 61 Financial risk management and financial instruments continued Market risk continued The exposure of the group’s financial assets and liabilities to currency risk is as follows: 2013 Total Rm Euro Rm US dollar Rm Pound sterling Rm Rand Rm Other1 Rm Long-term receivables 963 – 731 – – 232 Trade receivables 4 630 601 3 292 79 22 636 Other receivables 143 1 99 9 – 34 Cash restricted for use 3 517 806 1 464 1 – 1 246 Cash 11 619 4 292 6 590 166 263 308 Exposure on external asset balances 20 872 5 700 12 176 255 285 2 456 Forward exchange contracts (13 203) (46) (13 097) (60) – – Net exposure on assets 7 669 5 654 (921) 195 285 2 456 Long-term debt (10 402) (210) (9 851) – – (341) Short-term debt (963) – (731) – – (232) Trade payables and accrued expenses (1 978) (345) (1 291) (39) (30) (273) Other payables (672) (4) (223) (46) (13) (386) Bank overdraft (59) – (58) – – (1) Exposure on external liability balances (14 074) (559) (12 154) (85) (43) (1 233) Foreign exchange contracts 13 843 894 3 734 231 – 8 984 Net exposure on liabilities (231) 335 (8 420) 146 (43) 7 751 Exposure on external balances 7 438 5 989 (9 341) 341 242 10 207 Net exposure on balances between group companies 1 641 2 731 (1 149) 223 (382) 218 Total net exposure 9 079 8 720 (10 490) 564 (140) 10 425 1 Included in other is forward exchange contracts amounting to R7 891 million (2012 – R10 308 million) entered into to mitigate the foreign currency risk in respect of the capital carry obligation as well as the group’s portion of capital commitments related to the Farrell Creek exploration and development asset.

220 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements other disclosures continued 61 Financial risk management and financial instruments continued Market risk continued 2012 Total Rm Euro Rm US dollar Rm Pound sterling Rm Rand Rm Other1 Rm Long-term receivables 693 – 494 – – 199 Trade receivables 5 826 1 470 3 645 95 8 608 Other receivables 1 120 153 897 8 – 62 Cash restricted for use 1 458 105 158 3 – 1 192 Cash 7 548 3 474 3 535 100 214 225 Exposure on external asset balances 16 645 5 202 8 729 206 222 2 286 Forward exchange contracts (2 425) – (2 217) (84) – (124) Net exposure on assets 14 220 5 202 6 512 122 222 2 162 Long-term debt (2 501) (2 423) (77) – – (1) Short-term debt (15) – (15) – – – Trade payables and accrued expenses (1 581) (299) (930) (76) (16) (260) Other payables (850) (32) (746) (28) (7) (37) Bank overdraft (115) – (53) – (56) (6) Exposure on external liability balances (5 062) (2 754) (1 821) (104) (79) (304) Foreign exchange contracts1 14 216 1 097 2 507 136 – 10 476 Net exposure on liabilities 9 154 (1 657) 686 32 (79) 10 172 Exposure on external balances 23 374 3 545 7 198 154 143 12 334 Net exposure on balances between group companies 687 2 470 (1 685) 170 (431) 163 Total net exposure 24 061 6 015 5 513 324 (288) 12 497 1 Included in other is forward exchange contracts amounting to R7 891 million (2012 – R10 308 million) entered into to mitigate the foreign currency risk in respect of the capital carry obligation as well as the group’s portion of capital commitments related to the Farrell Creek exploration and development asset. Financial assets and liabilities foreign currency exposure to the total financial position including inter-company balances (R million)

221 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 61 Financial risk management and financial instruments continued Sensitivity analysis A 10 percent strengthening of the rand on the group’s exposure to foreign currency risk at 30 June would have decreased/(increased) either the equity or the income statement by the amounts below before the effect of tax. This analysis assumes that all other variables, in particular interest rates, remain constant and has been performed on the same basis for 2012. 2013 2012 Equity Rm Income statement Rm Equity Rm Income statement Rm Euro 483 51 354 388 US dollar (818) 48 720 739 Pound sterling 34 11 15 20 Rand 24 – 14 9 Other currencies 1 021 1 806 1 233 204 A 10 percent weakening in the rand against the above currencies at 30 June would have the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

222 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements other disclosures continued 61 Financial risk management and financial instruments continued Forward exchange contracts and cross currency swaps All forward exchange contracts are supported by underlying commitments or transactions, including those which have not been contracted for. Fair value of derivative financial instruments The fair value was calculated using valuation techniques based on observable inputs, either directly (i.e. as prices) or indirectly (i.e. derived from prices). This includes instruments valued using quoted market prices in active markets for similar instruments, quoted prices for identical or similar instruments in markets that are considered less than active or other valuation techniques where all significant inputs are directly or indirectly observable from market data. The resulting fair value gains/(losses) were determined by recalculating the daily forward rates for each currency using a forward rate interpolator model. The net market value of all forward exchange contracts at year end is calculated by comparing the forward exchange contracted rates to the equivalent year end market foreign exchange rates. The present value of these net market values are then calculated using the appropriate currency specific discount curve. The following forward exchange contracts and cross currency swaps were held at 30 June: Contract foreign currency amount 2013 million Contract amount – Rand equivalent 2013 Rm Average rate of exchange 2013 (calculated) Estimated fair value gains 2013 Rm Contract foreign currency amount 2012 million Contract amount – Rand equivalent 2012 Rm Average rate of exchange 2012 (calculated) Estimated fair value losses 2012 Rm Forward exchange contracts Transactions including commitments which have been contracted for Derivative instruments – cash flow hedges Imports – capital Euro 7 82 11,71 5 10 102 10,62 (2) US dollar 1 7 7,00 – – 4 8,49 – Pound sterling – 3 – – – 1 13,41 – 92 5 107 (2) Imports – goods Euro – – – – – 4 10,26 – US dollar 29 278 9,59 4 – – – – 278 4 4 – Other payables (liabilities) Euro – – – – – 1 10,34 – US dollar – – – – – 2 8,28 – Other currencies – US dollar equivalent – – – – 6 9 1,37 – – – 12 –

223 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 61 Financial risk management and financial instruments continued Forward exchange contracts continued Contract foreign currency amount 2013 million Contract amount – Rand equivalent 2013 Rm Average rate of exchange 2013 (calculated) Estimated fair value (losses)/ gains 2013 Rm Contract foreign currency amount 2012 million Contract amount – Rand equivalent 2012 Rm Average rate of exchange 2012 (calculated) Estimated fair value (losses)/ gains 2012 Rm Derivative instruments – held for trading Imports – capital Euro 6 84 14,00 (1) 5 49 10,57 (1) US dollar 2 22 11,00 2 5 41 8,18 1 Other currencies – US dollar equivalent – – – – 4 30 7,76 2 106 1 120 2 Imports – goods Euro 15 195 13,00 1 12 131 10,58 (2) US dollar 241 2 429 10,08 (47) 9 76 8,30 (1) Pound sterling 7 101 14,43 – 1 6 12,82 – Other currencies – US dollar equivalent 1 6 6,00 – 2 20 8,47 – 2 731 (46) 233 (3) Exports Euro 3 34 11,33 – – – 10,34 – US dollar 84 830 9,88 (2) 40 322 8,16 – Pound sterling 4 61 15,25 – 6 79 12,83 – Other currencies – US dollar equivalent 10 95 9,50 – 3 28 8,26 – 1 020 (2) 429 – Other payables (liabilities) Euro 2 29 14,50 (1) 1 13 10,67 – US dollar 953 8 942 9,38 705 2 14 8,52 – Pound sterling 1 17 17,00 – – 1 13,13 – Other currencies – US dollar equivalent 906 7 488 8,26 903 1 264 10 295 8,15 470 16 476 1 607 10 323 470 Other receivables (assets) Euro 1 17 17,00 5 – 6 10,73 6 US dollar 42 411 9,79 (8) – 16 8,33 16 Pound sterling – 1 – 1 – – 13,12 – Other currencies – US dollar equivalent – 35 – 33 – 26 8,17 24 464 31 48 46

224 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements other disclosures continued 61 Financial risk management and financial instruments continued Forward exchange contracts continued Contract foreign currency amount 2013 million Contract amount – Rand equivalent 2013 Rm Average rate of exchange 2013 (calculated) Estimated fair value (losses)/ gains 2013 Rm Contract foreign currency amount 2012 million Contract amount – Rand equivalent 2012 Rm Average rate of exchange 2012 (calculated) Estimated fair value (losses)/ gains 2012 Rm Forward exchange contracts Transactions including commitments which have not been contracted for Derivative instruments – cash flow hedges Imports Euro 20 255 12,75 12 43 473 10,92 (14) US dollar 22 210 9,55 13 11 88 8,19 2 Pound sterling – 1 – – – 1 13,29 – Other currencies – US dollar equivalent – – – – 1 4 8,13 – 466 25 566 (12) Other payables (liabilities) Euro – – – – 3 36 10,44 (1) – – 36 (1)

225 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 61 Financial risk management and financial instruments continued Forward exchange contracts continued Contract foreign currency amount 2013 million Contract amount – Rand equivalent 2013 Rm Average rate of exchange 2013 (calculated) Estimated fair value (losses)/ gains 2013 Rm Contract foreign currency amount 2012 million Contract amount – Rand equivalent 2012 Rm Average rate of exchange 2012 (calculated) Estimated fair value (losses)/ gains 2012 Rm Derivative instruments – held for trading Imports Euro 16 213 13,31 2 1 14 10,68 – US dollar 15 141 9,40 8 168 1 417 8,44 (45) Pound sterling 1 9 9,00 – 5 59 12,47 2 Other currencies – US dollar equivalent 1 9 9,00 – – – – – 372 10 1 490 (43) Exports US dollar 302 2 930 9,70 (66) 223 1 840 8,24 14 Pound sterling – – – – – 5 12,88 – Other currencies – US dollar equivalent – – – – 12 96 8,16 (1) 2 930 (66) 1 941 13 Other payables (liabilities) Euro 3 33 11,00 1 30 319 10,72 (7) US dollar 11 117 10,64 1 112 915 8,18 2 Pound Sterling 7 99 14,14 4 5 69 13,16 – Other currencies – US dollar equivalent 2 21 10,50 (1) 6 54 9,03 (2) 270 5 1 357 (7) Other receivables (assets) US dollar – – – – 9 70 7,91 (2) – – 70 (2)

226 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements other disclosures continued 61 Financial risk management and financial instruments continued Forward exchange contracts continued The maturity profile of contract amounts of forward exchange contracts and cross currency swaps at 30 June were as follows: Contract amount Rm Within one year Rm One to two years Rm Two to three years Rm 2013 Forward exchange contracts Transactions including commitments which have been contracted for Imports – capital Euro 166 166 – – US dollar 29 29 – – Pound sterling 3 3 – – 198 198 – – Imports – goods Euro 195 195 – – US dollar 2 707 2 707 – – Pound sterling 101 101 – – Other currencies – US dollar equivalent 6 6 – – 3 009 3 009 – – Exports Euro 34 34 – – US dollar 830 830 – – Pound sterling 61 61 – – Other currencies – US dollar equivalent 95 95 – – 1 020 1 020 – – Other payables (liabilities) Euro 29 29 – – US dollar 8 942 8 941 1 – Pound sterling 17 17 – – Other currencies – US dollar equivalent 7 487 4 627 2 860 – 16 475 13 614 2 861 – Other receivables (assets) Euro 17 17 – – US dollar 411 411 – – Pound sterling 1 1 – – Other currencies – US dollar equivalent 35 14 21 – 464 443 21 –

227 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 61 Financial risk management and financial instruments continued Forward exchange contracts continued Contract amount Rm Within one year Rm One to two years Rm Two to three years Rm Transactions including commitments which have not been contracted for Imports Euro 468 464 4 – US dollar 351 315 36 – Pound sterling 10 10 – – Other currencies – US dollar equivalent 9 9 – – 838 798 40 – Other payables (liabilities) Euro 33 30 3 – US dollar 117 104 13 – Pound sterling 99 62 37 – Other currencies – US dollar equivalent 21 21 – – 270 217 53 – Exports US dollar 2 930 2 930 – – 2 930 2 930 – –

228 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements other disclosures continued 61 Financial risk management and financial instruments continued Forward exchange contracts continued Contract amount Rm Within one year Rm One to two years Rm Two to three years Rm 2012 Forward exchange contracts Transactions including commitments which have not been contracted for Imports – capital Euro 151 151 – – US dollar 45 10 35 – Pound sterling 1 1 – – Other currencies – US dollar equivalent 30 30 – – 227 192 35 – Imports – goods Euro 135 135 – – US dollar 76 76 – – Pound sterling 6 6 – – Other currencies – US dollar equivalent 20 20 – – 237 237 – – Exports Euro 322 322 – – US dollar 79 79 – – Pound sterling 28 28 – – 429 429 – – Other payables (liabilities) Euro 14 14 – – US dollar 16 16 – – Pound sterling 1 1 – – Other currencies – US dollar equivalent 10 304 5 475 4 168 661 10 335 5 506 4 168 661 Other receivables (assets) Euro 6 6 – – US dollar 16 16 – – Other currencies – US dollar equivalent 26 13 13 – 48 35 13 –

229 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 61 Financial risk management and financial instruments continued Forward exchange contracts continued Contract amount Rm Within one year Rm One to two years Rm Two to three years Rm Transactions including commitments which have not been contracted for Imports Euro 487 454 33 – US dollar 1 505 1 470 35 – Pound sterling 60 60 – – Other currencies – US dollar equivalent 4 4 – – 2 056 1 988 68 – Exports US dollar 1 840 1 840 – – Pound sterling 5 5 – – Other currencies – US dollar equivalent 96 96 – – 1 941 1 941 – – Other payables (liabilities) Euro 354 351 3 – US dollar 916 914 2 – Pound sterling 69 69 – – Other currencies – US dollar equivalent 54 54 – – 1 393 1 388 5 – Other receivables (assets) US dollar 70 70 – – 70 70 – –

230 Sasol annual financial statements 2013 AFS SASOL AFS 7 OCT – PROOF final 2 Sasol Limited group notes to the financials statements other disclosures continued 61 Financial risk management and financial instruments continued Interest rate risk Fluctuations in interest rates impact on the value of short-term investments and financing activities, giving rise to interest rate risk. Exposure to interest rate risk is particularly with reference to changes in South African, European and US interest rates. The group’s policy is to borrow funds at floating rates of interest as this is considered to give somewhat of a natural hedge against commodity price movements, given the correlation with economic growth (and industrial activity) which in turn shows a high correlation with commodity price fluctuation. In certain circumstances, the group uses interest rate swap contracts to manage its exposure to interest rate movements. The debt of the group is structured on a combination of floating and fixed interest rates. The benefits of fixing or capping interest rates on the group’s various financing activities are considered on a case-by-case and project-by-project basis, taking the specific and overall risk profile into consideration. For further details on long-term debt refer note 17 and note 9 for long-term receivables. In respect of financial assets, the group’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in short-term investments (less than one year) in order to maintain liquidity, while achieving a satisfactory return for shareholders. At the reporting date, the interest rate profile of the group’s interest-bearing financial instruments was: Carrying value 2013 Rm 2012 Rm Variable rate instruments Financial assets 31 430 17 109 Financial liabilities (9 605) (10 773) 21 825 6 336 Fixed rate instruments Financial assets 659 1 171 Financial liabilities (14 680) (4 823) (14 021) (3 652) Interest profile (variable: fixed rate as a percentage of total interest bearing) 73:17 82:18 Cash flow sensitivity for variable rate instruments Financial instruments affected by interest rate risk include borrowings, deposits, derivative financial instruments, trade receivables and trade payables. A change of one percent in the prevailing interest rate in that region at the reporting date would have increased/(decreased) the income statement by the amounts shown below before the effect of tax. The sensitivity analysis has been prepared on the basis that all other variables, in particular foreign currency rates, remain constant and has been performed on the same basis for 2012. Income statement – 1% point increase South Africa Rm Europe Rm USA Rm Other Rm 30 June 2013 (37) (23) (87) (109) 30 June 2012 (31) (8) (37) 48 Income statement – 1% point decrease South Africa Rm Europe* Rm USA* Rm Other Rm 30 June 2013 37 – – – 30 June 2012 31 8 – – A 1% point decrease in these interest rates at 30 June would have the equal but opposite effect for Rand exposure. * A decrease of 1% in interest rates for the United States of America and Europe will not have an effect on the income statement as it is not reasonably possible that the repo interest rates will decrease below 0% in the next financial year.

231 Other disclosures Liquidity and capital resources Equity structure Results of operations Current liabilities Non-current liabilities Current assets Non-current assets Changes to comparative information SASOL AFS 7 OCT – PROOF final 2 61 Financial risk management and financial instruments continued Interest rate risk continued The following interest rate derivative contracts were in place at 30 June: Contract amount – Rand equivalent 2013 Rm Average fixed rate 2013 % Expiry 2013 Estimated fair value losses 2013 Rm Contract amount – Rand equivalent 2012 Rm Average fixed rate 2012 % Expiry 2012 Estimated fair value losses 2012 Rm Interest rate derivatives Derivative instruments – cash flow hedges Pay fixed rate, receive floating rate Rand – – – 430 8,1 14/12/2012 (5) Derivative instruments – held-for-trading Pay fixed rate, receive floating rate Euro 108 2,4 25/05/2016 (4) 104 2,4 25/05/2016 (4) Euro – – – 244 3,6 31/12/2018 (12) 108 (4) 348 (16) Receive fixed rate, pay floating rate Euro 273 3,6 19/12/2018 (13) – – – Contract amount Rm Within one year Rm One to two years Rm Two to three years Rm Three to four years Rm Four to five years Rm More than five years Rm Interest rate derivatives 2013 Derivative instruments – held-for-trading Pay fixed rate, receive floating rate Euro 108 22 22 64 – – – Receive fixed rate, pay floating rate Euro 273 86 71 55 39 22 – 2012 Derivative instruments – cash flow hedges Pay fixed rate, receive floating rate Rand 430 430 – – – – – Derivative instruments – held-for-trading Pay fixed rate, receive floating rate Euro 348 262 17 17 52 – –

Sasol Limited group notes to the financials statements other disclosures *continued*

61 Financial risk management and financial instruments *continued*

Commodity price risk

The group makes use of derivative instruments, including commodity swaps, options and futures contracts of short duration as a means of mitigating price and timing risks on crude oil purchases and sales. In effecting these transactions, the business units concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties, are minimised.

In 2011, the group entered into a zero cost collar for approximately 30% of Sasol Synfuels' production and 30% of Sasol Petroleum International's West African output for the final quarter of 2011. The zero cost collar expired on 15 June 2011. The hedge provided downside protection should the monthly average dated Brent crude oil price have decreased below US$85 per barrel on the hedged portion of production. Conversely, Sasol will have incurred opportunity losses on the hedged portion of production should the monthly average oil price have exceeded a volume weighted average of US$172,77 per barrel. Together with the group's other risk mitigation initiatives, such as cost containment, cash conservation and capital prioritisation, the group's hedging strategy is considered in conjunction with these initiatives. The situation is monitored regularly to assess the appropriateness of oil price hedging to improve the stability and predictability of cash flows as part of Sasol's risk management activities. For the 2012 and 2013 financial years, Sasol did not hedge as in the past as we did not consider there to have been value in the zero cost collars available in the market at this time. The situation is monitored regularly to assess when a suitable time might be to enter into an appropriate hedge again in the future.

Dated Brent crude prices applied during the year:

	Dated Brent crude	
	2013 US$	2012 US$
High	119,03	128,14
Average	108,66	112,42
Low	95,51	88,69

The following commodity derivative contracts were in place at 30 June:

	Contract amount 2013 Rm	Within one year 2013 Rm	Contract amount 2012 Rm	Within one year 2012 Rm
Commodity derivatives				
Futures				
Crude oil	14	14	26	26

Sensitivity analysis

We continue to remain more cautious on the short-term outlook and believe that we could see prices stabilising in the medium-term. Our view is that in the next five years, crude oil prices will settle below US$110/b, however, in the longer term, we expect the crude oil price to increase. For forecasting purposes, we estimate that for every US$1/b increase in the annual average crude oil price, group operating profit for the year will increase by approximately US$67,4 million (R610 million) during 2013. This estimate is off a base of US$108/b crude oil price and a rand/US dollar exchange rate of R9,05. It should be noted that in the volatile environment that we are currently experiencing, these sensitivities could be materially different depending on the crude oil price, exchange rates, product prices and volumes.

A 10 percent increase of the commodity prices at 30 June would have increased the fair value of commodity derivatives recognised in other operating costs in the income statement by the amounts shown below, before the effect of tax. This analysis assumes that all other variables remain constant and should not be considered predictive of future performances. The calculation has been performed on the same basis for 2012.

	2013 Rm	2012 Rm
Crude oil	1	3

A 10 percent decrease in the commodity prices at 30 June would have the equal but opposite effect on the fair value amounts shown above, on the basis that all other variables remain constant.

Sasol annual financial statements 2013
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